Form 20-F
period 2025-06-30
Energys Group Ltd
filed 2025-11-03
CIK 1971828

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended June 30, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41975

ENERGYS GROUP LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Franklyn House, Daux Road

Billingshurst, West Sussex

RH149SJ

United Kingdom

(Address of principal executive offices)

Kevin Cox, Chief Executive Officer

Telephone: +44 1403 786212

Email: kevin.cox@energysgroup.com

At the address of the Company set forth above

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value US$0.0001	ENGS	The Nasdaq Capital Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

14,250,000 Ordinary Shares, $0.0001 par value, at June 30, 2025

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.

Yes ☐ No ☒

If the report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15D of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)

Yes ☐ No ☒

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements. A forward-looking statement is a projection about a future event or result, and whether the statement comes true is subject to many risks and uncertainties. These statements often can be identified by the use of terms such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate,” “approximate” or “continue,” or the negative thereof. The actual results or activities of the Company will likely differ from projected results or activities of the Company as described in this Annual Report, and such differences could be material.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results and performance of the Company to be different from any future results, performance and achievements expressed or implied by these statements. In other words, our performance might be quite different from what the forward-looking statements imply. You should review carefully all information included in this Annual Report.

You should rely only on the forward-looking statements that reflect management’s view as of the date of this Annual Report. We undertake no obligation to publicly revise or update these forward-looking statements to reflect subsequent events or circumstances. You should also carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission (the “SEC”). The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures. In connection with the “safe harbor,” we are hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf. Factors that might cause such a difference include, but are not limited to, those discussed in the section titled “Risk Factors” under Item 3. - “Key Information.”

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

Basis of Presentation

Unless otherwise indicated, all financial information contained in this Annual Report is prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”).

Certain amounts, percentages and other figures included in this Annual Report have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated, may not be the arithmetic aggregation of the percentages that precede them.

For the purpose of undertaking an initial public offering of our Ordinary Shares, effective February 23, 2023, the Company engaged in a reorganization pursuant to which the shareholders of Energys Group Holdings Limited (“EGHL”) transferred all of their EGHL shares, constituting 100% of its issued and outstanding shares, to the Company in exchange for the issuance by the Company of 12,000,000 Ordinary Shares to the Company’s current shareholders. Per share financial data contained in this Annual Report have been retroactively restated to the beginning of the first financial period presented herein to reflect this transaction.

Financial Information in U.S. Dollars

Our main operations and head office are located in the United Kingdom, and our revenues are primarily denominated in Great British Pounds (“GBP”). The Company uses GBP as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands and British Virgin Islands is the US dollar (“US$”). The functional currency of the Company’s United Kingdom subsidiaries is the GBP, and the functional currency of its Hong Kong subsidiaries is the Hong Kong dollar (“HK$”). Capital accounts in our financial statements are translated into US$ from GBP at their historical exchange rates when the capital transactions occurred. Unless otherwise noted, all translations from GBP to U.S. dollars and from U.S. dollars to GBP in this Annual Report were calculated at the noon buying rate of US$1 = GBP0.7288 on June 30, 2025, US$1 = GBP0.7911 on June 30, 2024 and US$1 = GBP0.7868 on June 30, 2023 as published in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the GBP or US$ amounts referred to in this Annual Report could have been or could be converted into US$ or GBP, as the case may be, at any particular rate or at all.

REFERENCES

In this Annual Report, “China” or “the PRC” refers to the People’s Republic of China and “Hong Kong” refers to the Special Administrative Region of Hong Kong. The terms “we,” “our,” “us,” “the Group,” “EGL” and the “Company” refer to Energys Group Limited and, where the context so requires or suggests, its direct and indirect subsidiaries. Our direct and indirect subsidiaries are: (i) Energys Group Holding Limited (“EGHL”), incorporated in the British Virgin Islands; (ii) New Vision Lighting Limited (“NVL”), incorporated in Hong Kong; (iii) Energys Group Limited (“EGL(HK)”), incorporated in Hong Kong; (iv) Energys Group Limited (“EGL(UK)”), incorporated under the laws of England and Wales; (v) Goji Group Ltd.(“Goji”) as to 43.1%, incorporated under the laws of England and Wales; (vi) Advance Gallant Limited (“AGL”), incorporated in Hong Kong; (vii) China Light Limited (“CLL”), incorporated in Hong Kong; (viii) Leading Prosper Limited (“LPL”), incorporated in Hong Kong; (ix) Peace Master Limited (“PML”), incorporated in Hong Kong; (x) Energys Services Limited (“ESL”), under the laws of England and Wales; and (xi) Energy Conservation Solutions Limited (“ECSL”), incorporated under the laws of England and Wales. NVL, EGL(HK), AGL, CLL, LPL, PML and ECSL, collectively, are referred to herein as the “Operating Subsidiaries.”

“Initial Public Offering” or “IPO” refers to our initial public offering of 2,250,000 Ordinary Shares at a public offering price of $4.50 per share that closed on April 2, 2025 for total gross proceeds of $10,125,000.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. RESERVED

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable

D. RISK FACTORS

An investment in our Ordinary Shares is highly speculative and involves a significant degree of risk. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or a part of your investment. The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

Risks Related to our Business Operations

Our products use components and raw materials that may be subject to price fluctuations, shortages or interruptions of supply, including semiconductor chips that have been subject to an ongoing significant shortage.

We are vulnerable to price increases, as well as transportation and delivery delays, for components and raw materials that we require for our products, including aluminum, copper, certain rare earth minerals, semiconductor chips, power supplies and LED chips and modules.

Limitations inherent within our supply chain for certain of our components, raw materials and finished goods for whatever reason could impact our costs, and future increases in the costs of these items may have a material and adverse effect upon our results of operations, financial condition and cash flows.

Our ability to achieve our desired revenue and profitability goals depends on our ability to effectively and timely execute on our key strategic initiatives.

Our ability to achieve our desired revenue and profitability goals depends on how effectively and timely we execute on our key strategic initiatives, including but not limited to the following:

●	Executing and marketing our LED retrofit capabilities to large national account customers;

●	Continuing our product innovation for our LED products, the IntelliMesh and the IntelliDim, power optimizers, energy meters, valve wraps and our circadian lighting and IAQ sensors, equipment and controls;

●	Leveraging our smart lighting systems to support our big data technology and auditable smart devices and systems;

●	Developing our Lighting as a Service (LaaS) operations and offerings; and

●	Supporting the success of our distribution sales channels.

We also may identify and pursue strategic acquisition candidates that would help support these initiatives. There can be no assurance that we will be able to successfully implement these initiatives or, even if implemented, that they will result in the anticipated benefits to our business.

Our inability to balance customer demand and staffing shortages could negatively impact our business.

We have recently experienced increased difficulty in hiring sufficient permanent employees to support our operations. This may result in increased reliance on temporary employee staffing. Temporary employees can be less reliable and require more ongoing training than permanent employees. These factors can adversely affect our operational efficiencies. To the extent that we are unable to effectively hire a sufficient number of permanent employees and our reliance on temporary staffing increases, our operations and our ability to execute our operating plan could be adversely affected.

Our inability to attract and retain our distribution and marketing network members or manufacturer representative agencies could adversely affect our operations and ability to execute on our operating plan and growth strategy.

We depend on our distribution channels and network of manufacturer sales representative agencies. If we are unable to attract and retain key employees, resellers and manufacturer sales representative agencies because of competition or, in the case of employees, inadequate compensation or other factors, our results of operations and our ability to execute our operating plan could be adversely affected.

We may not realize the anticipated benefits of future acquisitions of related businesses, which may disrupt our business and management and adversely affect our business, financial condition or results of operations.

We may acquire companies or enter into business combinations or strategic initiatives involving lighting, electrical maintenance service providers, big data and other associated businesses. We may not realize the anticipated benefits of such business combinations or acquisitions, and may encounter substantial difficulties, costs and delays involved in integrating our operations with such businesses, including: (i) exposure to unknown liabilities; (ii) potential conflicts between business cultures; (iii) adverse changes in business focus perceived by third-party constituencies; (iv) disruption of our ongoing business; (v) potential conflicts in distribution, marketing or other important relationships; (vi) potential constraints on management resources; (vii) inability to implement uniform standards, controls, procedures and policies; (viii) failure to maximize our financial and strategic position; (ix) failure to achieve planned synergies or expected financial results benefits; (x) failure to realize the potential of the acquired businesses’ technologies, complete product development or properly obtain or secure appropriate protection of intellectual property rights; and (xi) loss of key employees and/or the diversion of management’s attention from other ongoing business concerns. Any difficulties or delays may disrupt our business and management and adversely affect our business, financial condition and results of operations.

If our information technology systems security measures are breached or fail, our WiFi and Bluetooth mesh for high-speed data transfer for our IntelliMesh and IntelliDim and LED and other products may be perceived as not being secure and our customers may curtail or stop buying our retrofit lighting systems and products.

Our information technology systems involve the storage of our confidential information and trade secrets, as well as proprietary information in our equipment, networks and corporate systems. Security breaches expose us to a risk of loss of this information, litigation and increased costs for security measures, loss of revenue, damage to our reputation and potential liability. Security breaches or unauthorized access may result in a combination of significant legal and financial exposure, increased remediation and other costs, theft and/or unauthorized use or publication of our trade secrets and other confidential business information, damage to our reputation and a loss of confidence in the security of our products, services and networks that could have an adverse effect upon our business. In addition, hardware, software or applications we procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise network and data security. Any breach or failure of our information technology systems could result in decreased revenue, increased expenses, increased capital expenditures, customer dissatisfaction and potential lawsuits, any of which could have a material adverse effect on our results of operations, financial condition and cash flows.

The success of our business depends upon market acceptance and governmental support of our energy management products and services.

Our future success depends upon the continued market acceptance and governmental support of our energy management products and services and obtaining additional project management retrofit contracts, as well as customer orders for new and expanded products and services. If we are unable to convince current and potential new customers of the advantages of our lighting systems and energy management products and services, or our expanded product and services offerings, then our results of operations, financial condition and cash flows will likely be materially adversely affected.

We rely on third-party manufacturers for the manufacture of our products and product components.

Our LED products, product components and associated products are manufactured to our specifications by third-party manufacturers in China. Our results of operations, financial condition and cash flows could be materially adversely affected if our third-party manufacturers were to experience problems with product quality, credit or liquidity issues or disruptions or delays in their manufacturing process or delivery of the finished products and components or the raw materials used to make such products and components.

Macroeconomic pressures in the markets in which we operate or anticipate operating in the future may adversely affect our financial results.

Geopolitical issues around the world can impact macroeconomic conditions where we operate and where we anticipate operating in the future and could have a material adverse impact on our financial results. For example, the ultimate impact of the conflict in Ukraine on fuel prices, inflation, the global supply chain and other macroeconomic conditions is unknown and could materially adversely affect global economic growth, disrupting discretionary spending habits and generally decreasing demand for our products and services, including our retrofit projects in the United Kingdom planned for fiscal 2026 and, possibly, beyond. While we do not purchase any significant raw materials directly from Russia, it is a significant global producer of fuel, nickel and copper. Disruptions in the markets for those resources could negatively impact the macroeconomy. We cannot predict the extent or duration of sanctions in response to the conflict in Ukraine, nor can we predict the effects of legislative or other governmental actions or regulatory scrutiny of Russia and Belarus, Russia’s other allies or other countries with which Russia has significant trade or financial ties, including China. The conflict in Ukraine may also exacerbate geopolitical tensions globally.

We operate in a highly competitive industry and, if we are unable to compete successfully, our results of operations, financial condition and cash flows will likely be materially adversely affected.

We face strong competition, primarily from manufacturers and distributors of energy management products and services, as well as from energy service companies (“ESCOs”) and electrical contractors. We are also facing increased competition from manufacturers in low-cost countries. We compete primarily on the basis of customer relationships, price, quality, energy efficiency and customer service. Our LED and other products are in direct competition with the expanding availability of LED products, as well as other technologies in the lighting systems retrofit market.

Many of our competitors are better capitalized than we are and have strong customer relationships, greater name recognition and more extensive engineering, manufacturing, sales and marketing capabilities. In addition, the LED market has seen increased convergence in recent years, resulting in our competition gaining increased market share and resources. We also may face competition from other products or technologies that reduce demand for electricity. Our competitors may offer energy management products and services at reduced prices in order to improve their competitive positions. Any of these competitive factors could make it more difficult for us to attract and retain customers, or require us to lower our average selling prices in order to remain competitive, any of which could have a material adverse effect on our results of operations, financial condition and cash flows.

If we are unable to develop new products to compete with innovations made by our competitors, our results of operations, financial condition and cash flows may be materially adversely affected.

Our future growth and profitability are tied in part to our ability to successfully develop and bring to market new and innovative products and service offerings. We are continuously updating our sensor library to feed data into our dynamic platform, including air flow, ammonia, CO2, formaldehyde, gas flow, light, noise, ozone, atmospheric particulate matter (“PM2.5” and “PM10”), radio frequency identification (“RFID”), temperature, touch, total volatile organic compounds (“TVOC”), relative humidity, vibration, water flow and water level, and we intend to expand the nature and scope of our LED lighting products and services to utilize that data. We have invested, and plan to continue to invest, significant time, resources and capital into expanding our offerings with no expectation that our new offerings will provide material revenue in the near term and without any assurance that they will succeed or be profitable. Our new offerings may not generate sufficient interest by end-user customers to be profitable, and we may be unable to compete effectively with existing or new competitors, generate significant revenues or achieve or maintain acceptable levels of profitability.

If we fail to successfully anticipate the needs of our customers and launch, manage and maintain our evolving product line-up, our future revenue growth and profitability would likely be limited and our results of operations, financial condition and cash flows would likely be materially adversely affected.

Our insurance may not cover all losses and risks associated with our business operations.

Although management believes that we carry adequate insurance for foreseeable losses, if there is a substantial uninsured loss we may be liable to pay such losses, damages and liabilities out of our own funds, which could materially and adversely affect our business, financial condition and results of operations. In addition, prior incurred losses or damages may result in higher premiums than the insurance companies would normally charge, which would affect our profitability.

We rely on our management team and employees in our business.

Our experienced executive directors and senior management team are one of the key factors contributing to our success. Their extensive experience and knowledge of the energy saving and sustainability industry helps formulate and implement our business strategy and foster the growth of our business. Particularly, we rely on our executive directors, Mr. Kevin Cox and Mr. Michael Lau, in the overall management, strategic planning and development and daily operation of our business. The loss of services of either of our executive directors or of senior management members without timely and suitable replacement may cause disruption or loss of our business operation and prospects.

The success of our business depends upon our adaptation to the quickly changing market conditions in the lighting industry and on market acceptance of our lighting retrofit solutions using LED and IAQ mesh platform control technologies.

The market for lighting products has experienced a significant technology shift to LED lighting systems. As a result, our future success depends significantly upon the adoption rate of LED products within our primary markets, our ability to participate in this ongoing market trend and our ability to expand into complementary markets. To be an effective participant in the LED market, we must keep up with the evolution of LED and indoor air quality (“IAQ”) related technologies, which continue to move at a fast pace. We may be unable to successfully develop and market new products or services that keep pace with technological or industry changes, differentiate ourselves from our competition, satisfy changes in customer demands or comply with present or emerging government and industry regulations and technology standards. We will likely continue to incur substantial costs to research and develop new products and services, which will increase our expenses, without guarantee that our new products and services will be commercially viable. Moreover, if new sources of lighting or lighting-based solutions are developed, our current products and technologies could become less competitive or obsolete, which could result in reduced revenue, reduced earnings or increased losses and/or inventory and other impairment charges. If we are unable to achieve market acceptance of our lighting retrofit solutions using LED technologies and our mesh platform system platform   for high-speed data transfer in the infrastructure or realize the expected benefits from our focus on promoting new products and services, our results of operations, financial condition and cash flows will likely be materially adversely affected.

Our financial performance is dependent on our ability to achieve growth in our average selling price of our LED and other products and technological services.

The gross margins of our LED and other products can vary significantly with margins ranging from 10% to 50%. While we continue to implement our strategy of transitioning to higher-margin products and reducing the material cost of our products, a decrease in the margins on our LED and other products as a result of competitive pressures driving down the average selling price of our products, lower sales volumes and promotional programs to increase sales volumes could reduce our profitability and result in a material adverse effect on our results of operations, financial condition and cash flows. Furthermore, the average selling price of our LED products has been, and may be further, negatively impacted by market over-supply conditions, product feature cannibalization by competitors or component providers, low-cost non-traditional sales methods by new market entrants and comparison of our retrofit fixture products with replacement lamp equivalents. While we may implement a general price increase applicable to many new product orders, there is no assurance that such price increase will be accepted by our customers or succeed in increasing the average selling price of our products. In our highly competitive lighting industry, we must be able to innovate and release new products on a regular basis with features and benefits that generate increases in our average selling price and average gross margin. There can be no assurance we will be successful in achieving these goals.

Our business is reliant on information technology.

Since we provide integrated LED lighting and retrofit services, including IntelliDim and IntelliMesh, which involve considerable artificial intelligence for its smart devices and systems, we rely on information technology to maintain our electronic systems and database to coordinate our and our Operating Subsidiaries’ business operations. Our Operating Subsidiaries’ suppliers’ and customers’ information and logistics arrangements, such as implementation of retrofit, are recorded in their system. There is no assurance that our Operating Subsidiaries can always keep up with technological improvements to meet their customers’ needs. In addition, system failure or attacks on our Operating Subsidiaries’ information technology (“IT”) systems could significantly disrupt customer workflows and they may be held liable for losses caused by delayed delivery of their products, which could damage their reputations. In the event of system failure or hacking or other attacks, if our Operating Subsidiaries are unable to promptly recover their system and database, their reputations, businesses and operations could be adversely affected.

Our Operating Subsidiaries may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for their business activities in multiple jurisdictions.

Our Operating Subsidiaries are subject to laws, regulations and policies relating to the protection of the environment and to workplace health and safety, and may be adversely affected by new and changing laws and regulations. They are required to adopt measures to control the discharge of polluting matters, toxic substances or hazardous substances and noise at their facilities in accordance with such applicable laws and regulations and to implement such measures that ensure the safety and health of their employees. Changes to current laws, regulations or policies or the imposition of new laws, regulations and policies in the LED lighting industry could impose new restrictions or prohibitions on their current practices. Our Operating Subsidiaries may incur significant costs and expenses and may need to budget additional resources to comply with any such requirements, which may have a material and adverse effect on their business, financial condition, results of operations and prospects.

Worldwide economies are experiencing substantial inflationary pressures, which may prompt governments to take action to control the growth of the economy and inflation that could lead to a significant decrease in our profitability.

Worldwide economies primarily face two types of inflationary pressures: (i) inflation related to economic slowdown and the increase in the money supply by various governments, including the U.S.; and (ii) rise in commodity prices triggering inflation. For example, triggered by the tensions between Russia and Ukraine in 2022, the prices of fossil fuel and other commodities have surged.

While we do not believe inflationary pressures have caused a material impact on our business to date, there can be no guarantee that inflation will not cause our costs of operations to increase in the future, including our costs for components, transportation, labor and general office expenses. If high inflation rates continue, or if the global or U.K. economies experience a recession or economic slowdown, consumers may not be able to purchase our LED products as usual, especially where these factors have a direct impact on the consumers. As a consequence, our revenue may be adversely affected. In addition, high interest rates in the U.K or elsewhere could adversely affect our borrowing costs. There can be no assurance that we could increase our prices commensurately with increases in our costs of operations.

Inflationary pressures currently affecting economies worldwide may result in government intervention in the economy, including policies that may adversely affect the overall performance of the respective countries’ economies, which could, in turn, adversely affect our operations and the price of our Ordinary Shares. As governments take steps to address the current inflationary pressures, there may be significant changes in the availability of bank credit, increases in interest rates, limitations on loans and restrictions on currency conversion and foreign investment. If prices for our products rise at a rate that is insufficient to compensate for the rise in our costs, it would adversely affect our profitability. In addition, if these or other similar restrictions are imposed by a government to influence the economy, it may lead to a slowing of economic growth which could reduce the demand for our products. Because we are not limited to any specific commodity or product, the ultimate industry in which we operate may be affected more severely by such a slowing of economic growth.

Increases in costs, disruption of the supply chain or shortage of materials for production of our LED products could harm our business.

We may experience increases in the cost of, shortage of or an interruption in the supply of materials necessary for the production of our LED products and related LED associated technologies. Our LED product deliveries could be impacted by constraints and inefficiencies in production driven by shortages in component parts resulting in part from global supply chain disruptions. These delays could cause delays in production and incremental shipping costs. Any increases in costs, including increases due to inflation, supply chain interruptions, materials shortages or an increase in logistics costs, could adversely impact our business, financial condition and operating results.

We expect raw material prices to be volatile for the foreseeable future due to inflation and continued global supply chain issues. While we believe our exposure to increased costs is no greater than for the industry as a whole, our business and results of operations may be adversely affected if our efforts to mitigate their effects are unsuccessful. Substantial increases in the prices for our materials or prices charged to us could result in an increase in our operating costs and reduce our profit margins if we cannot recoup the increased costs through increased sale prices. Furthermore, fluctuations in fuel costs or other economic conditions may cause us to experience significant increases in freight charges and material costs. We responded to the recent supply chain disruption by increasing our inventory levels; however, if we are unable to effectively manage the supply chain and respond to disruptions to the supply chain in a cost-efficient manner in the future, we may fail to achieve the financial results we expect or that financial analysts and investors expect, and our business, prospects, financial condition and operating results may be adversely affected.

Our business and operations may be materially and adversely affected if there is a major resurgence of COVID-19 or another significant natural disaster or pandemic in the future.

The global pandemic outbreak of COVID-19 announced by the World Health Organization in early 2020 had a delayed but material impact on our revenue and operations, which was reflected in our financial performance from September 2021 to October 2022. Lockdowns, travel restrictions and other measures implemented by the United Kingdom, Hong Kong and China, where our products are manufactured, caused us to experience reductions in productivity and disruptions to our business routines. Some of our customers and projects were in areas where travel restrictions had been imposed, certain customers had either closed or reduced on-site activities and timelines for the completion of several projects were delayed, extended or terminated. It is not possible to predict the ongoing impact that long COVID-19 or global supply chain issues may have on our business, liquidity, capital resources or financial results in the future. In addition, we are uncertain as to if or when any new outbreaks of COVID-19 may occur or how long it may take for any such outbreaks to be contained, and we cannot predict the impact that any such outbreaks may have on our operations. If the United Kingdom, Hong Kong or China experiences a major resurgence of COVID-19 or if another significant natural disaster or pandemic were to occur in the future, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We do not have major sources of recurring revenue and we depend upon a limited number of customers in any given period to generate a substantial portion of our revenue. The loss of any significant customers or a major customer would likely have a material adverse effect on our results of operations, financial condition and cash flows.

We do not have any significant long-term contracts with our customers that provide us with recurring revenue from period to period. We currently generate a substantial portion of our revenue by securing large retrofit and multi-facility roll-out projects from new and existing customers. As a result, our dependence on individual key customers can vary from period to period due to the significant size of some of our retrofit and multi-facility roll-out projects. For the fiscal year ended June 30, 2025, one customer accounted for 19.8% of total revenue, and for the fiscal year ended June 30, 2024, two customers accounted for 17.9% and 14.4% of total revenue. For the fiscal year ended June 30, 2023, two customers accounted for 23.3% and 10.4% of total revenue.

As of June 30, 2025, four customers accounted for 23.3%, 16.2%, 14.6% and 13.0% of the total balance of contracts receivable, and as of June 30, 2024, four customers accounted for 21.8%, 13.7%, 10.7% and 10.3% of the total balance of contracts receivable. We expect that we may continue to experience some customer concentration although we believe that this relative concentration level will continue diminishing into fiscal 2026. The loss of large account customers or our failure to satisfy their installation requirements could have a material adverse effect on our results of operations, financial condition and cash flows, as well as on our reputation and our ability to execute our business strategy.

During the fiscal years ended June 30, 2025, 2024 and 2023, we had net losses and negative cash flows from operations. We may be unable to reach or sustain profitability and positive cash flows from operations in the future.

During the fiscal year ended June 30, 2025, we experienced a net loss of GBP2,075,534 (US$2,847,879) and negative cash flows from operations of GBP499,782 (US$685,763). During the fiscal year ended June 30, 2024, we experienced a net loss of GBP1,109,005 (US$1,401,827) and negative cash flows from operations of GBP1,433,326 (US$1,811,724). During the fiscal year ended June 30, 2023, we experienced a net loss of GBP2,284,466 (US$2,903,328) and negative cash flows from operations of GBP629,591 (US$800,148). Although we experienced positive net cash flows during both our 2023 and 2024 fiscal years, there is no guarantee that we will experience that in the future. In addition, there is no guarantee that we will be able to reach profitability and positive cash flows from operations in the future or that, if reached, we would be able to sustain them. Our inability to successfully reach profitability and to sustain positive cash flows from operations could materially and adversely affect our ability to pursue our evolving strategy and growth initiatives and would likely have a material adverse effect on our results of operations, financial condition and cash flows in any given future period.

If our business plan is not successful, we may not be able to continue operations as a going concern  and our shareholders may lose their entire investment in the Company.

As of June 30, 2025, we had an accumulated deficit of GBP9,337,516 (US$12,812,179) and a working capital deficit of GBP1,396,117 (US$1,915,639). Our net cash used in operating activities for the year ended June 30, 2025 was GBP499,782 (US$685,763). Our financial condition as of June 30, 2025 resulted in our auditor’s report on our financial statements for the year ended June 30, 2025 reflecting substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our generating cash flow sufficient to fund operations and reducing operating expenses. Management plans to continue to focus on improving operational efficiency and cost reductions to improve our profitability and net cash generated from operating activities. Management has given careful consideration to our future liquidity and financial requirements and our available sources of cash flow and financing in assessing whether we will have sufficient financial resources to continue as a going concern and is of the opinion that, taking into account implementation of our cost-saving plans and measures, we will have sufficient working capital to finance our operations and meet our financial obligations as they are due. If we fail to generate sufficient positive cash flow, we will have to explore other financing activities to provide us with the liquidity and capital resources we need to meet our working capital requirements and to make capital investments in connection with ongoing operations. We can give no assurance that we will be able to generate sufficient positive cash flow or to secure the necessary capital when needed. If we cannot continue as a going concern, our shareholders may lose their entire investment in the Company.

Our Operating Subsidiaries are exposed to the credit risk of their customers.

The credit risk exposure of our Operating Subsidiaries mainly arises from contracts receivable from customers. As of June 30, 2024 and June 30, 2025, our Operating Subsidiaries’ contracts receivable amounted to approximately GBP1,562,947 (US$1,975,564) and GBP1,064,453 (US$1,460,556), respectively, which represented approximately 18.0% and 10.2%, respectively, of total assets. Accordingly, our Operating Subsidiaries are subject to credit risk of their customers and their liquidity is dependent on their customers making prompt payments.

Furthermore, our Operating Subsidiaries’ suppliers generally offer them a credit period of 30 to 60 days, while our Operating Subsidiaries generally grant their customers a credit period ranging from 30 to 90 days. The longer credit period granted to our Operating Subsidiaries’ customers compared to that offered by their suppliers indicates a potential risk of a cash flow deficit, which may affect the liquidity of their businesses. In the event our Operating Subsidiaries experience a cash flow shortage when the customers do not make settlements in a timely manner, the financial position, profitability and cash flow of our Operating Subsidiaries may be adversely affected.

Adverse conditions in the global economy have negatively impacted, and could in the future negatively impact, our customers, suppliers and business.

Our operations and financial performance are impacted by worldwide economic conditions. Uncertainty about global economic conditions has contributed to customers postponing purchases of our products and services in response to inflation, tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors. The occurrence of these circumstances will likely have a material negative effect on demand for our products and services and, accordingly, on our results of operations, financial condition and cash flows.

We may be subject to financial and operating covenants in our secured financing arrangements and any failure to comply with such covenants, or obtain waivers in the event of non-compliance, could limit our borrowing ability under the secured financing arrangements, which could materially adversely impact our liquidity.

Our secured financing arrangements contain provisions that restrict our future borrowing availability and set forth other customary covenants, including certain restrictions on our ability to incur additional indebtedness, consolidate or merge, enter into acquisitions, make investments, pay any dividend or distribution on our stock, redeem, repurchase or retire shares of our stock or pledge or dispose of assets. Our failure to comply with these covenants could cause us to be unable to borrow under the secured financing arrangements and may constitute an event of default which, if not cured or waived, could result in the acceleration of the maturity of any indebtedness then outstanding under the secured financing arrangements, which would require us to pay all amounts then outstanding. Such an event could materially adversely affect our financial condition and liquidity.

We may not be able to obtain equity capital or debt financing necessary to effectively pursue our evolving strategy and sustain our growth initiatives.

Our existing liquidity and capital resources may not be sufficient to allow us to effectively pursue our evolving growth strategy, complete potential acquisitions or otherwise fund or sustain our growth initiatives. If we require additional capital resources, we may not be able to obtain sufficient equity capital and/or debt financing on acceptable terms or conditions, or at all. Our inability to obtain the equity capital or debt financing necessary to pursue our evolving growth strategy could force us to scale back our growth initiatives or abandon potential acquisitions. If we are unable to pursue our evolving growth strategy and growth initiatives, our results of operations, financial condition and cash flows could be materially adversely affected.

Our retrofitting process frequently involves responsibility for the removal and disposal of components containing hazardous materials.

When we retrofit a customer’s facility, we typically assume responsibility for removing and disposing of its existing lighting fixtures. Certain components of these fixtures typically contain trace amounts of mercury and other hazardous materials. Older components may also contain trace amounts of polychlorinated biphenyls (“PCBs”). We currently rely on contractors to remove the components containing such hazardous materials at the customer job site. The contractors then arrange for the disposal of such components at a licensed disposal facility. Failure by such contractors to remove or dispose of the components containing these hazardous materials in a safe, effective and lawful manner could give rise to liability for us, or could expose our workers or other persons to these hazardous materials, which could result in claims against us which may have a material adverse effect on our results of operations, financial condition and cash flows.

Although the United Kingdom has implemented the Public Sector Decarbonization Scheme, any future reduction or elimination of investments in or incentives to adopt LED lighting or the elimination of or changes in policies, incentives or rebates by the United Kingdom or other countries that encourage the use of LEDs over some traditional lighting technologies could cause the growth in demand for our LED products to slow, which could have a material adverse effect on our results of operations, financial condition and cash flows.

In 2020, the United Kingdom implemented the Public Sector Decarbonization Schedule, which is a fund dedicated to providing grants for public sector bodies to fund heat decarbonization and capital energy efficient projects in non-domestic public sector buildings across England. Reductions in (including as a result of any budgetary constraints), or the elimination of, government investment and favorable energy policies designed to accelerate the adoption of LED lighting could result in decreased demand for our products and adversely affect our results of operations, financial condition and cash flows. Further, if our LED products and retrofitting lighting systems with smart technology fail to qualify for any financial incentives or rebates provided by governmental agencies or utilities for which our competitors’ products qualify, such programs may diminish or eliminate our ability to compete by offering products at lower prices than ours.

Changes in government budget priorities and political gridlock, could negatively impact our results of operations, financial condition and cash flows.

Although the current administration is supportive of efforts to reduce energy consumption, future changes in governmental budget priorities could adversely affect our results of operations, financial condition and cash flows. If the government were to change its budget priorities, such as in times of war, financial crisis or a changed administration, or were to reallocate spending to areas unrelated to our business, our results of operations, financial condition and cash flows could be negatively impacted. For example, certain government agencies purchase products and services directly from us; their demand and payment for our LED products and retrofit light system services could be affected if the government were to reduce the amount of funding allocated to energy conservation measures and were to decrease funding authorizations for retrofitting government buildings. In addition, funding reductions or delays, including delays caused by political gridlock, could negatively impact demand and payment for our products and services from the private sector by reducing or eliminating rebates or other government sponsored financial incentives to install energy saving devices. While we do not expect any of these events to occur, if they did occur our results of operations, financial condition and cash flows could be materially adversely affected.

Product liability claims could adversely affect our business, results of operations and financial condition.

We face exposure to product liability claims in the event that our energy management LED products fail to perform as expected or cause bodily injury or property damage. Since virtually all of our LED products use electricity, it is possible that our products could result in injury, whether by product malfunctions, defects, improper installation or other causes. Particularly because our products often incorporate new technologies or designs, we cannot predict whether or not product liability claims will be brought against us in the future or result in negative publicity about our business or adversely affect our customer relations. Moreover, we may not have adequate resources in the event of a successful claim against us. A successful product liability claim against us that is not covered by insurance or is in excess of our available insurance limits could require us to make significant payments of damages and could materially adversely affect our results of operations, financial condition and cash flows.

Our inability to protect our intellectual property, or our involvement in damaging and disruptive intellectual property litigation, could adversely affect our results of operations, financial condition and cash flows or result in the loss of use of the related product or service.

We attempt to protect our intellectual property rights through a combination of trademarks, domain names, trade names, trade secrets and other proprietary rights and the laws protecting those forms of intellectual property, as well as employee and third-party nondisclosure and assignment agreements. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our results of operations, financial condition and cash flows.

We do not own, nor have we applied for, any patents for our products, systems, business methods or technologies. The unpatented technologies cover various innovative elements of our LED products, including our LED fixtures. We believe that our product portfolio as a whole is material to our business and that the absence of patent protection could significantly and adversely affect our business, operating results and prospects. In the event we apply for patents for certain of our products or technologies, we offer no assurance about the degree of protection any future patents may afford us. Likewise, we offer no assurance that any of our future patent applications would result in issued patents, that our future patents would be upheld if challenged, that competitors would not develop similar or superior business methods or products outside the protection of our future patents, that competitors would not infringe upon our future patents or that we would have adequate resources to enforce our future patents. Effective protection of any of our future United Kingdom patents may be unavailable or limited in jurisdictions outside the United Kingdom, as the intellectual property laws of foreign countries sometimes offer less protection or have onerous filing requirements. In addition, because some patent applications are maintained in secrecy for a period of time, we could adopt a technology without knowledge of a pending patent application, and such technology could infringe a third party’s patent.

To protect our trade secrets and other proprietary information, we generally require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, our business could be materially adversely affected.

In addition, third parties may bring infringement and other claims against our products that could be time-consuming and expensive to defend. Also, parties making infringement and other claims against us may be able to obtain injunctive or other equitable relief that could effectively block our ability to provide our products, services or business methods and could cause us to pay substantial damages. In the event of a successful claim of infringement against us, we may need to obtain one or more licenses from third parties, which may not be available at a reasonable cost, or at all. It is possible that our intellectual property rights may not be valid or that we may infringe upon existing or future proprietary rights of others. Any successful infringement claims could subject us to significant liabilities, require us to seek licenses on unfavorable terms, prevent us from manufacturing or selling products, services and business methods and require us to redesign or, in the case of trademark claims, re-brand our Company or products, any of which could have a material adverse effect on our results of operations, financial condition and cash flows.

The cost of compliance with environmental laws and regulations and any related environmental liabilities could adversely affect our results of operations, financial condition and cash flows.

Our operations are subject to national and local laws and regulations governing, among other things, emissions to air, discharge to water, the remediation of contaminated properties and the generation, handling, storage, transportation, treatment and disposal of, and exposure to, waste and other materials, as well as laws and regulations relating to occupational health and safety. These laws and regulations frequently change, and the violation of these laws or regulations can lead to substantial fines, penalties and other liabilities. The operation of our manufacturing facility entails risks in these areas and there can be no assurance that we will not incur material costs or liabilities in the future that could adversely affect our results of operations, financial condition and cash flows.

We operate in a highly fragmented and competitive industry and failure to effectively compete with other industry players could materially and adversely affect our business.

The LED energy saving and sustainability industry in which we operate is highly fragmented and competitive. We face competition from existing players, which may have already established sophisticated artificial intelligence networks, and companies that are new entrants in the industry.

Our ability to compete also depends on a number of factors beyond our control, including the price and quality of comparable services offered by competitors and market demand. Although the Operating Subsidiaries have remained competitive throughout the past 20 years, there is no assurance that in the future we will be able to withstand the competition and sustain a competitive advantage in the industry. There is also no guarantee that we can timely utilize the latest technological advancements. If our Operating Subsidiaries are unable to maintain their customer base, our business, financial condition and results of operations could be adversely affected.

Our business is susceptible to changes in the economic, social, political or regulatory environment in the United Kingdom, Hong Kong, China and globally.

Our operations are primarily located in the United Kingdom; however, some of our Operating Subsidiaries’ operations are located in Hong Kong. For the fiscal years ended June 30, 2023, 2024 and 2025, revenue generated from the United Kingdom amounted to approximately GBP5,688,341 (US$7,229,313), GBP9,091,010 (US$11,491,036) and GBP6,381,228 (US$8,755,801), respectively, representing approximately 95% of total revenue for the fiscal years ended June 30, 2023 and 2024 and approximately 93% of total revenue for the fiscal year ended June 30, 2025.

For the fiscal years ended June 30, 2023, 2024 and 2025, revenue generated from Hong Kong amounted to approximately GBP317,222 (US$403,157), GBP510,461 (US$645,223) and GBP511,316 (US$701,586), respectively, representing approximately 5% of total revenue for the fiscal years ended June 30, 2023 and 2024 and approximately 7% of total revenue for the fiscal year ended June 30, 2025. We expect that the United Kingdom will continue to be our primary market. Any changes in the economic, social, political or regulatory environment in the United Kingdom may materially and adversely affect our business and results of operations.

Investing in real estate involves certain risks, and four of our subsidiaries in Hong Kong have each invested in and own commercial real property located in Hong Kong.

Four of our Hong Kong subsidiaries own commercial rental properties in Hong Kong. Investing in the real estate industry in general involves certain risks including, but not limited to: (i) illiquidity of investment which could significantly impede response to adverse changes in the performance of commercial property; (ii) future decreases in fair market value; (iii) losses that are not covered by insurance or are in excess of insurance coverage limits resulting in a loss of investment capital and anticipated profits; (iv) a downturn in economic conditions and demand for commercial real estate in Hong Kong; (v) factors that could affect our ability to collect rents and late fees from tenants; (vi) over-supply of commercial rental units in Hong Kong, which could depress rents and increase the difficulty of renting vacant units; (vii) the occurrence of natural disasters; (viii) substantial increases in interest rates, which could affect re-financing opportunities; and (ix) concentration of ownership in one geographic area.

Our Operating Subsidiaries carry and maintain comprehensive insurance on their commercial properties, including liability and fire, subject to deductibles. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes and acts of terrorism, that may be uninsurable or not economically insurable. Inflation, changes in building codes and environmental considerations are also factors to be considered in maintaining insurance policies. Moreover, under certain circumstances, insurance proceeds received by us resulting from a claim may not be adequate to restore our Operating Subsidiaries’ economic position with respect to each property.

In addition, the real estate investment industry in general is cyclical in nature and particularly vulnerable to shifts in local, regional and international economic conditions outside of our control, such as interest rates, commercial tenant demand, population growth, employment levels and taxes. As a result, revenues and operating results may fluctuate significantly. Significant expenditures associated with investment in real estate, such as taxes, insurance, maintenance costs and debt payments, cannot generally be reduced even though changes in the economy may cause a decrease in revenues from properties.

Generally, investing in Hong Kong rental property is categorized among the lower-risk investments. Buying real estate remains unaffordable to most residents in Hong Kong, resulting in stable or increasing rental yields and continued appreciation in the value of real property. Our Hong Kong Operating Subsidiaries could be affected by the condition of Hong Kong’s real estate market as their real estate investments are all located in Hong Kong. As a result, our Hong Kong Operating Subsidiaries’ financial results are dependent on the economic growth and health of the economy of Hong Kong.

For the fiscal years ended June 30, 2023, 2024 and 2025, income derived from our Hong Kong subsidiaries’ rental properties was GBP49,482 (US$62,857), GBP54,830 (US$69,305) and GBP56,531 (US$77,568), respectively, which amounts are equal to approximately 0.8%, 0.6% and 0.8%, respectively, of the Company’s income for those periods.

Risks Related to the Company and Our Corporate Structure

We will rely on dividends and other distributions on equity paid by our Operating Subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

As a holding company with no operations of our own, we may rely on dividends and other distributions on equity paid by our Operating Subsidiaries for our cash and financing requirements. We are permitted under the laws of the Cayman Islands and our Memorandum and Articles of Association (as amended from time to time) to provide funding to our Operating Subsidiaries incorporated in England and Wales and in Hong Kong through loans and/or capital contributions. Our Operating Subsidiaries are permitted under the laws of England and Wales and of Hong Kong (as the case may be) to issue cash dividends to us without limitation on the size of such dividends. However, if any of our Operating Subsidiaries incur debt on their own behalf, the instruments governing such debt may restrict their ability to pay dividends. We do not maintain cash management policies or procedures with respect to the size or means of such transfers. There can be no assurance that the PRC government will not restrict or prohibit the flow of cash in or out of Hong Kong. Any restrictions, prohibitions, interventions or limitations by the PRC government on the ability of the Company or our Operating Subsidiaries to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside Hong Kong. Any limitation on the ability of the Operating Subsidiaries to distribute dividends or other payments to the Company could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to the businesses, pay dividends or otherwise fund and conduct our business.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Upon the completion of our Initial Public Offering in April 2025, we became a public company in the United States subject to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Section 404 of the Sarbanes-Oxley Act (“Section 404”) requires that we include a report of management on our internal control over financial reporting in our annual reports on Form 20-F. Therefore, our management completed an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2025 and identified certain material weaknesses. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Specifically, we determined that we had the following material weaknesses in our internal control over financial reporting: (i) we had limited controls over information processing; (ii) we did not have sufficient formal written policies and procedures for accounting and financial reporting with respect to the requirements and application of both generally accepted accounting principles in the United States of America (“US GAAP”) and SEC guidelines; and (iii) we did not have sufficient competent financial reporting and accounting personnel with appropriate understanding of US GAAP and SEC rules and regulations to address complex technical accounting issues and SEC reporting requirements.

To remedy the identified material weaknesses, we have implemented  and will continue to implement several measures to improve our internal control over financial reporting, including : (i) recruiting additional employees and external consultants with extensive knowledge of U.S. GAAP and SEC financial reporting requirements within our finance and accounting department; (ii) setting up a comprehensive accounting policy, checklists and procedure manual in accordance with U.S. GAAP and SEC financial reporting requirements; (iii) implementing new closing and reporting procedures to ensure the accuracy and adequacy of financial data for the preparation of financial statements; (iv) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; (v) improving our financial oversight function for handling complex accounting issues under U.S. GAAP; and (vi) continuously developing and enhancing our internal audit function for financial reporting matters. However, we cannot assure you that these measures will fully address the material weakness in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future.

In addition, when we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. At that point, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, now that we are a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future, which may cause us to be unable to timely complete our evaluation testing and any required remediation.

If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain effective internal control over our financial reporting, we could suffer material misstatements in our financial statements that could result in a restatement of those financial statements and we could fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to volatility and a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from the Nasdaq Capital Market, to regulatory investigations and to civil or criminal sanctions.

We have inadequate expertise in the application of U.S. Generally Accepted Accounting Principles.

The Company lacks adequately trained accounting personnel with appropriate US GAAP expertise:

(i) to identify accounting issues that could materially impact our consolidated financial statements; or

(ii) to ensure material non-routine transactions are properly reflected in our consolidated financial statements.

Our Chief Financial Officer, Adonis Chu, is an HKICPA Certified Public Accountant in Hong Kong with extensive experience in finance and accounting; however, although he has recently completed a course in U.S. GAAP and has observed the auditing process with the Company’s auditors, Mr. Chu has limited knowledge or experience with U.S. GAAP. This may result in our failure to timely identify material weaknesses in our internal controls over financial reporting. We may not be able to fully address the material weakness in our internal controls or provide assurance that our remediation efforts will prevent future material weaknesses. In addition, our lack of adequately trained accounting personnel with appropriate U.S. GAAP expertise may result in errors in our financial statements that could result in a restatement of the financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information. These factors may result in volatility in and a decline in the market price of our Ordinary Shares.

We have, therefore, hired a third-party consultant with over 20 years of experience handling the U.S. GAAP financial reporting of U.S. listed companies to assist us in the preparation of our financial statements in accordance with U.S. GAAP. The consultant’s services also include providing advice regarding the differences between U.S. GAAP and the accounting standards used in the United Kingdom and Hong Kong. We also benefit from their investigative expertise, analysis of potential issues and reporting to us of any possible critical issues. It is ultimately our responsibility, however, to ensure the accuracy of our financial statements.

The trading price of our Ordinary Shares has been and may continue to be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business, which may make it difficult for prospective investors to assess the value of our Ordinary Shares.

The trading price of our Ordinary Shares has been and may continue to be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Although the specific cause of such volatility is unclear, the size of our public float may amplify the impact the actions taken by a few shareholders have on the price of our Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Ordinary Shares continue to experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Ordinary Shares. In addition, investors of our Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines.

Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. Furthermore, extreme volatility may confuse the public investors regarding the value of our stock, distort the market perception of our stock price and our Company’s financial performance and public image and negatively affect the long-term liquidity of our Ordinary Shares, regardless of our actual or expected operating performance. Rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Ordinary Shares and understand the value thereof.

If we fail to meet Nasdaq’s applicable continued listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

Our Ordinary Shares are listed on Nasdaq. We cannot assure you, however, that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable continued listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity of our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock,” which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The U.S. National Securities Markets Improvement Act of 1996 prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities,” although this statute does allow the states to investigate companies if there is a suspicion of fraud and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. If we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our shares, the market price for our shares and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our shares, the market price for our shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our shares to decline.

Short selling may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

We expect our quarterly revenue and operating results to fluctuate. If we fail to meet the expectations of market analysts or investors, the market price of our Ordinary Shares could decline substantially, and we could become subject to securities litigation.

Our quarterly revenue and operating results have fluctuated in the past and will likely vary from quarter to quarter in the future. Our results for any particular quarter are not an indication of our future performance. Our revenue and operating results may fall below the expectations of market analysts or investors in some future quarter or quarters. Our failure to meet these expectations could cause the market price of our Ordinary Shares to decline substantially. If the price of our Ordinary Shares is volatile or falls precipitously, we may be the target of securities litigation. If we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs, management’s attention could be diverted from the operation of our business and our reputation could be damaged, which could adversely affect our results of operations, financial condition and cash flows.

The trading price of our Ordinary Shares has been and may continue to be volatile, which could result in substantial losses to investors.

The trading price of our Ordinary Shares has been volatile and fluctuates widely due to factors beyond our control. In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile due to factors specific to our Operating Subsidiaries’ operations, including the following:

●	fluctuations in our Operating Subsidiaries’ revenues, earnings and cash flow;

●	changes in financial estimates by securities analysts;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these and other factors may result in significant and sudden changes in the volume and price at which our Ordinary Shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Ordinary Shares in the public market could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this Annual Report, we have 14,287,860 Ordinary Shares issued and outstanding. Of those 14,287,860 Ordinary Shares, 4,637,860 are freely tradable without restriction or further registration under the Securities Act. The remaining 9,650,000 Ordinary Shares, which are owned by Moonglade, may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and applicable lock-up agreements. In connection with our Initial Public Offering, our directors, officers and certain shareholders agreed not to sell any shares for either 6 or 12 months, depending on their status, after the date of closing of the Initial Public Offering without the prior written consent of the representative of the underwriters, subject to certain exceptions. However, the representative of the underwriters may release these securities from these restrictions at any time, subject to applicable regulations. We cannot predict what effect, if any, market sales of securities held by our controlling shareholder or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income. Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors as determined by our Board of Directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased our shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment.

All of our debt obligations, including outstanding Notes, and outstanding Preferred Shares will have priority over our Ordinary Shares with respect to payment in the event of a bankruptcy, liquidation, dissolution or winding up.

In any bankruptcy, liquidation, dissolution or winding up of the Company, our Ordinary Shares would rank in right of payment or distribution below all debt claims against us and all of our then outstanding Preferred Shares. As a result, holders of our Ordinary Shares will not be entitled to receive any payment or other distribution of assets in the event of a bankruptcy or upon a liquidation or dissolution until after all of our obligations to our debt holders and creditors, as well as to the holders of our Preferred Shares, have been satisfied. Accordingly, holders of our Ordinary Shares may lose their entire investment in the event of a bankruptcy, liquidation, dissolution or winding up of the Company.

Conversion of our Preferred Shares to Ordinary Shares may adversely affect the market price of our Ordinary Shares.

As of the date of this Annual Report, we have outstanding 2,575,250 Preferred Shares, which are convertible into an aggregate of 2,575,250 Ordinary Shares at the option of the preferred shareholders at any time, or from time to time. Conversion of those Preferred Shares would dilute the ownership percentages of our existing Ordinary Shareholders, and any sales in the public market of Ordinary Shares underlying such securities could adversely affect prevailing market prices for our Ordinary Shares. Other than the 12-month restriction against securities offerings placed on the Company as a result of our Initial Public Offering, we are generally not restricted from issuing in public or private offerings additional Ordinary Shares or Preferred Shares or other securities that are convertible into or exchangeable for, or that represent a right to receive, Ordinary Shares or any substantially similar securities. Such offerings represent the potential for a significant increase in the number of outstanding Ordinary Shares. The market price of our Ordinary Shares could decline as a result of sales of Ordinary Shares in the market or the perception that such sales could occur.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

It is possible that, for our current taxable year or for any year, more than 50% of our assets may be assets that produce passive income. We will make this determination following the end of any particular tax year.

Investors may experience difficulties in effecting service of legal process and enforcing foreign judgments or bringing original actions in Hong Kong or in the United Kingdom based upon U.S. laws.

Our shareholders may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions against the Company or our officers and directors in Hong Kong or the United Kingdom based upon U.S. laws, including the federal securities laws or other foreign laws.

All or a significant portion of the Company’s assets are located outside the United States, and all of our officers and directors reside outside the United States. As a result, it may be difficult to effect service of process upon the Company or our officers and directors. Even with the proposed service of process, it may also be difficult to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. There is uncertainty as to whether the courts of Hong Kong would recognize or enforce judgments of U.S. courts against our officers and directors predicated upon the civil liability provisions of the securities laws of the United States or any state. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment meets certain criteria and is not, among other things, opposed to natural justice or contrary to the public policy of Hong Kong. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, it is uncertain whether and on what basis a Hong Kong court would enforce a judgment rendered by a court in the United States.

The United States and the United Kingdom have not entered into a treaty (or convention) providing for the reciprocal recognition and enforcement of judgments (although both are contracting states to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards). The common law method of enforcing a foreign money judgment is the only method available in the United Kingdom for judgments from U.S. courts. The common law does not provide for the enforcement of a foreign judgment as such; instead, the United Kingdom court will, as long as certain conditions are met, treat a foreign judgment as creating a debt due from the judgment debtor to the judgment creditor, and will then give a judgment on that debt. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom.

As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. Furthermore, there would be added costs and issues with bringing an original action in foreign courts against the Company or our officers and directors to enforce liabilities based upon the U.S. Federal securities laws, and such an action may be fruitless.

Our controlling shareholder has substantial influence over the Company. His interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions. As a “controlled company” within the meaning of Rule 5615(c) of the Listing Rules of the Nasdaq Stock Market, we may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Mr. Michael Lau, through his ownership of Moon Shadow Global Limited, holds over 50% of the total voting power in the Company. Accordingly, Mr. Lau could control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions, including the power to prevent or cause a change in control. Without the consent of our controlling shareholder, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of our controlling shareholder may differ from the interests of our other shareholders. In addition, the concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see Item 7. “Major Shareholders and Related Party Transactions.”

In addition, as a “controlled company” within the meaning of Rule 5615(c) of the Listing Rules of the Nasdaq Stock Market, we will be eligible to rely on certain exemptions from the corporate governance listing requirements of Nasdaq including (i) the requirement that a majority of our board of directors must be independent directors; (ii) the requirement that our director nominees must be selected or recommended solely by either a Nominating Committee comprised solely of independent directors or by a majority of the independent directors; and (iii) the requirement that we have a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws. For so long as we remain a controlled company, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Listing Rules of the Nasdaq Stock Market. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq rules.

As a foreign private issuer whose Ordinary Shares are listed on the Nasdaq Capital Market, we rely on a provision in the Listing Rules of the Nasdaq Stock Market that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq.

For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:

●	have a majority of the board of directors consist of independent directors;

●	require non-management directors to meet on a regular basis without management present;

●	have an independent compensation committee;

●	have an independent nominating committee; and

●	seek shareholder approval for the implementation of certain equity compensation plans and dilutive issuances of Ordinary Shares, such as transactions, other than a public offering, involving the sale of 20% or more of our Ordinary Shares for less than the greater of book or market value of the shares.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. However, our audit committee is required to comply with the provisions of Rule 10A-3 of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), which is applicable to U.S. companies listed on Nasdaq. Therefore, we have a fully independent audit committee in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer. Regardless of our status as a foreign private issuer, we comply with many of the Listing Rules of the Nasdaq Stock Market in lieu of following home country practice.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances, recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Memorandum and Articles of Association) or to obtain copies of lists of shareholders of these companies. Our directors are not required under our Memorandum and Articles of Association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we plan to rely on home country practice with respect to certain corporate governance matters. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the Board of Directors or controlling shareholder than they would as shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Certain Cayman Islands Company Considerations - Comparison of Cayman Islands Corporate Law and U.S. Corporate Law.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have early adopted certain new and revised accounting standards based on transition guidance permitted under such standards. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on December 31, 2025. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents; and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We also would have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the Listing Rules of the Nasdaq Stock Market. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on Nasdaq.

As our Initial Public Offering closed on April 2, 2025, we have not yet incurred significant additional expenses as a result of being a public reporting company. However, we will incur additional legal, accounting and other expenses as a public reporting company in the future, particularly after we cease to qualify as an emerging growth company. For example, we are now required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq Stock Market, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of our recent Initial Public Offering, we were a private company mainly operating our businesses in the United Kingdom and Hong Kong. As a result of our Initial Public Offering, our Company became subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the scrutiny of securities analysts and investors, and our management had no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to being a U.S. public company. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in Hong Kong and to Having Our Products Manufactured in China

Our research and development and procurement of components and finished products is performed out of our Hong Kong offices. Due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business in Hong Kong and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the profitability of our Hong Kong Operating Subsidiaries. Changes in the policies, regulations and rules, and in the enforcement of laws by the Chinese government may also be quick with little or no advance notice.

Although certain of our Operating Subsidiaries’ operations are located in Hong Kong, we are a Cayman Islands company and we have no operations in the PRC. Accordingly, we do not expect to be affected by recent statements by the PRC government indicating an intent to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the application, implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations and rules and the enforcement of laws of the Chinese government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation and enforcement of new and existing laws and regulations of the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities and may be inconsistent with our current policies and practices. Compliance with new laws, regulations and other government directives of the PRC may also be costly and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs; and/or

●	require significant management time and attention.

The Chinese government may intervene in or influence our Hong Kong Operating Subsidiaries’ operations at any time and may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our Hong Kong Operating Subsidiaries’ operations and/or the value of our Ordinary Shares. Any legal or regulatory changes that restrict or otherwise unfavorably impact our Hong Kong subsidiaries’ ability to conduct their businesses could reduce revenues, increase costs, require them to obtain more licenses, permits, approvals or certificates or subject them to additional liabilities. To the extent that any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, and the value of our Ordinary Shares could decrease.

Potential issues arising from our products being manufactured in China could have an adverse effect on our business.

We subcontract the manufacturing process of our LED products, components and associated products to manufacturers in China under an original equipment manufacturing (“OEM”) arrangement. We provide to the manufacturer a bill of materials (“BOM”) specifying the brands, models and performance requirements for each component. We are exposed to supply risks for electronic components and for plastic and metal raw materials. As of the date of this Annual Report, these materials are commonly available in the Chinese market; however, in the event of a future supply shortage, supply chain disruption or interruption in the availability of these products, alternative sourcing may be required.

Currently, there are no restrictions on exporting LED products from China to the UK. The UK import duty for LED products was eliminated on January 1, 2021 under the UK global tariff regime (the “UKGT”), which replaced the European Union’s common external tariff policies. The UKGT is tailored to the needs of the UK economy and supports manufacturing and production by dropping tariffs to zero across a wide range of products used in UK production. However, if the UK government should impose import restrictions on LED products from China, we would need to shift our OEM suppliers to other countries in Southeast Asia or Eastern Europe. We believe with our extensive experience in design and assembly, we can establish alternative sourcing of materials and establish assembly facilities with partners or ourselves within four to six months.

In addition, the enforcement of contractual, intellectual property and other property rights in the PRC may be difficult and expensive, and it may be difficult and expensive to effect service of process in the PRC. We cannot predict future developments in the PRC legal system relating to the interpretation or upholding of contractual, intellectual property or other property rights or the effect of such developments on our business. The uncertainty of laws and legal procedures in China, including effecting proper service of process, could negatively affect our ability to enforce our contracts with our OEMs.

We could be affected by legal and political considerations involving Hong Kong.

As Hong Kong is a special administrative region of the People’s Republic of China, the PRC may, by its political, legal and economic policies, exert influence on companies doing business in Hong Kong. The PRC economy features a high degree of governmental involvement. In recent years, the PRC government has implemented various measures to guide the allocation of resources and thereby narrow the gaps between economic development in different regions in the country. We cannot offer any assurance that the PRC government will not, in the near future, adopt policies that will adversely affect political, legal and economic conditions in Hong Kong, presenting us with the same operational risks as those faced in the PRC, and which in turn may materially affect our business. Moreover, because certain of our subsidiaries and their operations are based in Hong Kong, our business operations and financial condition could be affected by political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strikes, riots, civil disturbances or disobedience, as well as significant natural disasters, may adversely affect our business operations. For example, the Hong Kong protests that lasted from 2019 to 2020 were triggered by the introduction of the Fugitive Offenders amendment bill by the Hong Kong government. Despite not being enacted, similar incidents may cause large-scale protests or riots that could materially and adversely affect various sectors of the Hong Kong economy. Our business operations are susceptible to the effects of similar protests as well as any other incidents or factors that affect the stability of social, economic and political conditions in Hong Kong. We cannot guarantee that similar protests or social unrest will not occur in the future or that there will be no other events that could disrupt the legal, economic, political and social conditions in Hong Kong. If such events persist for a prolonged period of time, our overall business, financial condition and results of operations may be adversely affected.

PRC laws and regulations governing businesses in the PRC may also be applicable to business operations in Hong Kong. These laws are sometimes vague and uncertain and, as a result, the legal and operational risks of operating in China also apply to businesses operating in Hong Kong, such as our Hong Kong Operating Subsidiaries.

We may become subject to a variety of laws and regulations of the PRC, such as PRC laws regarding privacy, data security, cybersecurity and data protection, which may also be applicable to our operations in Hong Kong. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations and may be inconsistent among different jurisdictions.

The national laws adopted by the PRC are generally not applicable to Hong Kong according to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which came into effect on July 1, 1997. The Basic Law is the constitutional document of Hong Kong, as it sets out the PRC’s basic policies regarding Hong Kong. The principle of “one country, two systems,” which is a prominent feature of the Basic Law, dictates that Hong Kong will retain its unique common law and capitalist system for 50 years after the handover in 1997. Under the principle of “one country, two systems,” Hong Kong’s legal system, which is different from that of the PRC, is based on the common law supplemented by statutes.

According to Article 18 of the Basic Law, national laws adopted by the PRC shall not be applied in Hong Kong, except for those listed in Annex III to the Basic Law, such as the laws in relation to the national flag, national anthem and diplomatic privileges and immunities. Further, there is no legislation stating that the laws in Hong Kong should be commensurate with those in the PRC. Despite the foregoing, the legal and operational risks of operating in China also apply to businesses operating in Hong Kong.

There remains uncertainty as to how the various PRC laws will be interpreted or implemented and whether the PRC regulatory agencies may adopt new laws, regulations, rules or detailed implementation and interpretation related to various laws, and as to the applicability of PRC laws to our business operations in Hong Kong. If any such new laws, regulations, rules or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. However, there can be no assurance that any new PRC laws, regulations, rules, implementation or interpretation will not have an adverse effect on our Hong Kong Operating Subsidiaries.

The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong Operating Subsidiaries.

In addition to the PRC’s control over Hong Kong’s defense and foreign affairs, the PRC has recently been wielding increasing political power over Hong Kong. On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses - secession, subversion, terrorist activities and collusion with a foreign country or external elements to endanger national security - and their corresponding penalties.

On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former Hong Kong chief executive, Carrie Lam and current Hong Kong chief executive, John Lee. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions and any third parties or clients dealing with any foreign financial institution that is targeted.

It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located and operating in Hong Kong. If our Hong Kong Operating Subsidiaries are determined by competent authorities to be in violation of the Hong Kong National Security Law or the HKAA, our business operations, financial position and results of operations could be materially and adversely affected.

Limitations on our legal protections relative to our Hong Kong subsidiaries and our products.

Six of our subsidiaries are located in Hong Kong. Four of those subsidiaries hold investment properties in Hong Kong; the other two Hong Kong subsidiaries are primarily engaged in research and development, procurement of the raw materials needed for the manufacture of our products and arranging the manufacture and assembly of our products through contracts with OEMs located in the PRC.

The location of these subsidiaries in Hong Kong and of our OEMs in the PRC pose risks and uncertainties. The Hong Kong political and legal system embodies uncertainties, including its relationship with mainland China, which could limit the legal protections available to us. Recent developments with respect to the relationship between China and Hong Kong have resulted in the legal and operational risks of doing business in China also to apply to Hong Kong. The imposition of the PRC legal system would bring about uncertainty in, for example, the enforcement of contractual rights, property rights and human rights. This could materially and adversely affect the business and operations of our Hong Kong subsidiaries. We cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. The uncertainty of laws and legal procedures in the PRC could negatively affect our ability to enforce our contracts with our suppliers and our OEMs and uncertainties regarding the relationship between Hong Kong and the PRC could negatively affect the conduct of our business in Hong Kong. The PRC government could intervene or influence the operations of our Hong Kong subsidiaries at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.

In addition, intellectual property rights and confidentiality protections in Hong Kong and the PRC may not be as effective as in the United States or other countries. We may face difficulties protecting our intellectual property if our OEMs were to incorporate our technologies and trademarks into their own products without our authorization, or were to manufacture counterfeit products, which could adversely affect our operating results. We also could encounter difficulties enforcing our contractual rights if our OEMs or our suppliers were to breach their contracts with our Hong Kong subsidiaries, including difficulties in effecting service of process in the PRC or in the other countries where our suppliers are located. Proceedings to enforce our contractual or intellectual property rights could result in substantial costs and divert our efforts and attention from other aspects of our business. Moreover, we may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to monitor and enforce or intellectual property or contractual rights in Hong Kong or the PRC may be inadequate to obtain a significant commercial benefit.

Such uncertainties, including uncertainty over the scope and enforceability of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business.

Hong Kong and China’s political and legal systems are evolving and include inherent uncertainties.

Our LED products, including product components and associated products, are manufactured in China through OEM arrangements. We also have seven Hong Kong Operating Subsidiaries. The Hong Kong political and legal system embodies uncertainties, including its relationship with mainland China, which could limit the legal protections available to us.

As one of the conditions for the handover of sovereignty of Hong Kong to China, China had to accept some conditions such as Hong Kong’s Basic Law. The Basic Law ensured that Hong Kong would retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement gave Hong Kong a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

Recent developments with respect to the relationship between China and Hong Kong, including the uncertainties concerning the Hong Kong National Security Law, have resulted in the legal and operational risks of doing business in China also applying to Hong Kong. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. We cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our Hong Kong subsidiaries’ ability to enforce their agreements and conduct their businesses.

Changes in the policies, regulations and rules and the enforcement of laws of the PRC government may be implemented quickly with little or no advance notice and could have a significant impact upon our Hong Kong Operating Subsidiaries’ ability to operate profitably. The PRC legal system also embodies uncertainties, which could limit law enforcement availability. Therefore, our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, decided legal cases have little precedence. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, these laws and regulations change frequently, and the interpretation and enforcement involve uncertainties. For instance, we may have to resort to administrative and court proceedings to enforce the legal protection that we are entitled to by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting statutory and contractual terms, it may be difficult to evaluate the outcome of administrative court proceedings and the level of law enforcement that we would receive compared to more developed legal systems. Such uncertainties, including the inability of our Operating Subsidiaries to enforce their contracts in Hong Kong, could affect our business and operations. In addition, confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system as it impacts Hong Kong, particularly with regard to our business, including the promulgation of new laws, such as the Hong Kong National Security Law. This may include changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the availability of law enforcement.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of our shares will be indirectly affected by the foreign exchange rate between the GBP and the Hong Kong dollar and between these currencies and other currencies, including the U.S. dollar in which our financial statements are prepared and presented. Appreciation or depreciation in the value of the HKD relative to the GBP would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars, as well as earnings from, and the value of, any U.S. dollar-denominated investments we make in the future. The HKD is pegged to the U.S. dollar. Although there has been little fluctuation, the HKD may appreciate or depreciate more significantly in value against the U.S. dollar in the future.

Future inflation in China may inhibit our ability to have our products manufactured in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. During the past ten years, the rate of inflation in China has been as high as 5.9% and as low as -0.8%. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the manufacturing of our LED products, product components and associated products and our company.

Moreover, the significant economic growth in China has resulted in a general increase in labor costs and shortage of low-cost labor. Inflation may cause production costs to continue to increase. If we are unable to pass on the increase in production cost to our customers, we may suffer a decrease in profitability and a loss of customers, and our results of operations could be materially and adversely affected.

Risks Related to Doing Business in the United Kingdom

The withdrawal by the United Kingdom from the European Union on January 31, 2020 following a June 2016 referendum referred to as “Brexit” may present possible risks to our business operations.

The UK withdrew from the European Union on January 31, 2020 following a June 2016 referendum referred to as “Brexit.” Although the UK and the EU entered into a trade deal on May 1, 2021, certain post-EU exit arrangements remain unresolved and subject to further negotiation and agreement. The uncertainty surrounding the UK’s economy and its legal, political and economic relationship with the remaining member states of the EU may cause considerable disruption in securities markets, including increased volatility and illiquidity, as well as currency fluctuations in the British pound’s exchange rate against the U.S. dollar.

Since the UK had been a member of the EU since 1973, Brexit created certain disadvantages for businesses, including our business, as follows:

●	Loss of foreign investment. The EU is a multinational foreign body and, as such, holds an approximately 24% share of global GDP and wields a great deal of power over foreign relations and investment. Therefore, we believe that Brexit may cause a great deal of loss in foreign direct investment.

●	Shortage of highly skilled labor. Brexit ended the free movement of people, goods and services to the UK from the EU and has required all citizens of EU nations to have a “settled” status in the UK in order to live and work there, leaving a large number of job vacancies in the UK. At times, we have found that the criteria for a certain job may not be met by the people living in the UK. This also could lead to job vacancies and harm potential economic growth of the UK.
●	Rise of Product Costs. The freedom from tax on imports and exports of products will no longer be possible between the UK and the member countries of the EU. This will result in an increased cost of our products if and when we expand into the European market, making it more difficult for us to compete in that market.

There is significant market uncertainty regarding Brexit’s ramifications, and the range of possible political, regulatory, economic and market outcomes are difficult to predict, which may have a material and adverse effect upon an investment in the Ordinary Shares.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

Our Group’s history dates back to 1998 when ECSL was established as an energy consulting firm. In 2000, GAI, one of our former operating subsidiaries, was incorporated in Hong Kong as a technology company resulting from the procurement of a German patented invention called Save It Easy®, a simple, do-it-yourself conversion unit which enables the use of high-efficiency T5 and T8 fluorescent tubes in conventional fluorescent lighting fixtures. Mr. Michael Lau, our executive director and Chief Technology Officer, was one of the founding members of GAI and worked closely with the inventors of Save It Easy® in the commercialization of the product and patent registrations in over fifty countries. ECSL became a Save It Easy® distributor, shifting from a consulting services provider to a product and solution provider.

By approximately 2012, Save It Easy® products were losing their technological competitiveness and competing heavily with the rapidly maturing technology of light-emitting diode lighting systems (“LED”). Therefore, EGHL, EGL(UK) and ECSL began sourcing LED products to maintain market competitiveness. In 2015, after three years of struggling with the supply and marketing of inferior LED products and suffering a loss in competitive advantages in the market, the Group started designing its own LED lighting products and building its own high-quality brand of LED product lines, which were competitive in pricing and flexible in customization to suit specific industry needs. Gradually, the Group expanded its offerings into other carbon reduction solutions such as boiler optimization, valve wrap, low carbon heating, combined heat and power, indoor air quality and 24/7 energy monitoring and reporting.

The Company was incorporated in the Cayman Islands on July 5, 2022 as an exempted company with limited liability as the investment holding and listing vehicle for the Group. The authorized share capital of the Company at incorporation was 300,000,000 Ordinary Shares, par value $0.0001, and 300,000 Preferred Shares, par value $0.0001.

Reorganization

Effective February 23, 2023, our Group underwent a reorganization (the “Reorganization”) to consolidate our businesses in the United Kingdom and Hong Kong into an offshore corporate holding structure in anticipation of our Initial Public Offering and our listing on the Nasdaq Capital Market.

Background

Sky Shadow Limited (“Sky Shadow”) was incorporated under the laws of the British Virgin Islands on November 10, 2015. Its total issued and outstanding shares were held of record solely by Mr. Michael Lau, our executive director and Chief Technology Officer.

Moonglade Investment Limited (“Moonglade”) was incorporated on September 9, 2022 under the laws of the British Virgin Islands. The ordinary shares of Moonglade were held of record by Sky Shadow (73%), Mr. Kevin Cox (22%) and Mr. Steven Paul Adams (5%).

Energys Group Holdings Limited (“EGHL”) had been incorporated on June 29, 2017 under the laws of the British Virgin Islands. Its ordinary shares were held of record by Sky Shadow (73%), Mr. Kevin Cox (22%) and Mr. Steven Paul Adams (5%).

The Company was incorporated on July 5, 2022 under the laws of the Cayman Islands and one Ordinary Share was issued to the incorporator who immediately transferred it to Mr. Michael Lau.

The following diagram shows the original ownership of EGHL.

*Goji Group Limited is held as to 43.12% by EGHL.

The following diagram shows the original ownership of Moonglade.

On January 31, 2023, Mr. Lau caused Sky Shadow to transfer five shares of EGHL owned of record by it to Mr. Siu Chung Lee and six shares of EGHL owned of record by it to Mr. Ka Lok To in settlement of outstanding personal loans made by them to Mr. Lau.

The following diagram shows the ownership of EGHL after the transfers from Sky Shadow to Mr. Siu Chung Lee and Mr. Ka Lok To.

* Goji Group Limited is held as to 43.12% by EGHL.

On January 31, 2023, in anticipation of the Reorganization and to keep the ownership ratios among the three insiders in Moonglade as close as mathematically possible to the ownership ratios among the three insiders in EGHL after the addition of Messrs. To and Lee as shareholders of EGHL, Sky Shadow transferred 1,350 shares of Moonglade held of record by it to Mr. Kevin Cox and 300 shares held of record by it to Mr. Steven Paul Adams for nominal consideration. Upon completion of the transfers, Moonglade was held of record by (i) Sky Shadow (69.7%); (ii) Mr. Kevin Cox (24.7%); and (iii) Mr. Steven Paul Adams (5.6%).

On February 1, 2023, Mr. Lau transferred the one outstanding Ordinary Share of the Company to Moonglade.

The following diagram shows the ownership of Moonglade and of the Company after the transfers by Sky Shadow to Messrs. Cox and Adams and the transfer by Mr. Lau to Moonglade.

The Reorganization

Pursuant to the Reorganization, Sky Shadow, Mr. Cox, Mr. Adams, Mr. Lee and Mr. To, collectively, transferred 100% of the issued and outstanding shares of EGHL to the Company in exchange for the issuance by the Company of 10,680,000 Ordinary Shares to Moonglade, 600,000 Ordinary Shares to Mr. Lee and 720,000 Ordinary Shares to Mr. To. As a result, the Company became the holding company of the Group. See “Organization Chart,” below.

Recent Events

Initial Public Offering

On April 2, 2025, we completed our Initial Public Offering, pursuant to which we issued and sold 2,250,000 Ordinary Shares at a price of US$4.50 per share. We received gross proceeds in the amount of US$10,125,000 before deducting underwriting discounts, commissions and other related expenses. The Ordinary Shares began trading on April 1, 2025 on the Nasdaq Capital Market under the ticker symbol “ENGS.”

Sale of a Subsidiary

On March 25, 2025, EGHL transferred all of the issued and outstanding shares of its subsidiary, Grand Alliance International Limited (“GAI”), to Mr. Michael Lau for consideration of HKD$1.00 (the “Sale”). The immediate effect of the Sale on the Company’s consolidated balance sheet is a reduction of GBP303,013 (US$415,768) in net liabilities. GAI and Mr. Lau have assigned all of GAI’s rights and obligations under its employment agreements with its employees, which obligations amount to approximately US$377,000 per year, and under GAI’s Mandatory Provident Fund, which amount to approximately US$12,000 per year, to NVL. In addition, Mr. Lau has agreed to indemnify the Company and its affiliates against any and all losses, claims or liabilities which may arise out of or relate to the Sale or to GAI.

Capital Restructure

In April 2024, the Company entered into a number of debt to equity transactions with existing debt holders to improve its total shareholder’s equity, and sold an aggregate of 120,000 Preferred Shares in order to improve its liquidity position and to satisfy the listing criteria for the Nasdaq Capital Market.

Preferred Shares exchanged for amounts due to related parties. There were amount due to Mr. Michael Lau and Mr. Kevin Cox of GBP2,273,863 exchanged to Preferred Shares during the year ended June 30, 2024. On April 25, 2024, Mr. Michael Lau exchanged the debt owed to him of GBP2,055,150 for 1,048,470 of the Company’s Preferred Shares, and Mr. Kevin Cox exchanged the debt owed to him of GBP218,713 for 110,780 Preferred Shares.

Preferred Shares exchanged for 8% Promissory Notes. In April 2024, all the Promissory Notes with carrying amount of GBP2,597,402, were exchanged for Preferred Shares issued by the Company. Promissory Notes holders agreed to exchange for an aggregate of 1,296,000 Preferred Shares at US$2.50 per share.

Sale of Preferred Shares for cash. In April 2024, the Company offered its shareholders, pro rata, the right to acquire an aggregate of 120,000 Preferred Shares for cash at approximately GBP1.978 per share, or in aggregate GBP237,342. Some shareholders declined to purchase the shares and the majority shareholder, Moonglade, purchased those shares. As a result, Moonglade acquired 106,900 Preferred Shares for GBP211,432, Talent Linkage Limited acquired 6,300 Preferred Shares for GBP12,461 and Majestic Dragon Investment Co. Limited acquired 6,800 Preferred Shares for GBP13,449. Majestic Dragon Investment Co. Limited subsequently contributed its 6,800 Preferred Shares to Bright Forever Investments Limited, a British Virgin Islands company under common ownership with it.

Certain Private Transfers

On January 31, 2024, Moonglade sold 350,000 Ordinary Shares owned by it to Vibrant Sound Limited and on February 1, 2024, Moonglade sold 680,000 Ordinary Shares owned by it to Majestic Dragon Investment Co. Limited. These two sales reduced Moonglade’s ownership to 9,650,000 Ordinary Shares, or 80.4%, of our outstanding shares. In addition, on January 30, 2024, Mr. To sold 30,000 Ordinary Shares owned by him to Mr. Lee, reducing Mr. To’s ownership to 690,000 Ordinary Shares and increasing Mr. Lee’s ownership to 630,000 Ordinary Shares. All of the above sales were paid in full in cash. Subsequently, Mr. To contributed all of the Issuer’s Ordinary Shares owned by him to Jumbo Tiger Global Limited, a British Virgin Islands company wholly-owned by him, Mr. Lee contributed all of the Ordinary Shares owned by him to Talent Linkage Limited, a British Virgin Islands company wholly-owned by him and Majestic Dragon Investment Limited transferred all of the Ordinary Shares owned by it to Bright Forever Investments Limited, a British Virgin Islands company under common ownership with it. On May 13, 2025, Vibrant Sound Limited sold 350,000 Ordinary Shares owned by it to Great Rank Limited at US$1.50 per share. This reduced Vibrant Sound’s ownership to zero Ordinary Shares

On August 1, 2025, Sky Shadow transferred 100% of the Moonglade shares owned of record by it to Moon Shadow Global Limited (“Moon Shadow”), a company incorporated in the British Virgin Islands on July 31, 2025. As Mr. Michael Lau is the sole shareholder and sole director of Moon Shadow, there is no change in the beneficial ownership of the Moonglade shares.

Organization Chart

The following chart sets forth our corporate structure as of the date of this Annual Report.

A description of each of the entities is below.

EGHL

EGHL was incorporated on June 29, 2017 under the laws of the British Virgin Islands as a holding company. Its wholly-owned subsidiaries are EGL(HK), NVL and EGL(UK), and it holds a 43.12% equity interest in Goji.

EGL(UK)

EGL(UK) was incorporated under the laws of England and Wales under the name Joyedge Limited on January 30, 2006. Its name was changed on August 17, 2006 to Energys Group Limited. EGHL acquired all of the issued and outstanding shares of EGL(UK), consisting of 38,078,981 shares, par value GBP0.01, on August 5, 2020. EGL(UK) has two wholly-owned subsidiaries, ECSL, our primary product and service provider in the UK, and ESL, which is currently dormant. The current members of the board of directors of EGL(UK) are: (i) Mr. Kevin Cox, managing director; (ii) Mr. Steven Paul Adams, development director; (iii) Mr. Peter Walder, non-executive director; and (iv) Mr. Michael Lau, director. Its principal place of business is Franklyn House, Daux Road, Billingshurst, West Sussex RH14 9SJ.

ECSL

ECSL was incorporated under the laws of England and Wales under the name Sensorman Limited on August 21, 1998. On September 9, 1998, its name was changed to Efficiency Lighting Limited and on September 22, 2000, it was changed to Energy Conservation Solutions Limited. ECSL was originally established as an energy consulting firm to advise clients on energy saving and carbon emission reduction opportunities. It subsequently became a distribution partner of Save It Easy® and is currently engaged in the supply of enterprise-grade LED lighting and energy products and energy management project solutions. The current members of the board of directors of ECSL are: (i) Mr. Kevin Cox, managing director; (ii) Mr. Steven Paul Adams, development director; (iii) Mr. Peter Walder, non-executive director; and (iv) Mr. Michael Lau, director. Its principal place of business is Franklyn House, Daux Road, Billingshurst, West Sussex RH14 9SJ.

ESL

ESL was incorporated on July 7, 1999 under the laws of England and Wales under the name Total Electrical and Mechanical Installations Limited. On March 8, 2007, its name was changed to Energys Services Ltd. The current members of the board of directors of ESL are: (i) Mr. Steven Paul Adams; (ii) Mr. Kevin Cox; and (iii) Mr. Michael Lau. Its principal place of business is Franklyn House, Daux Road, Billingshurst, West Sussex RH14 9SJ. ESL was originally incorporated to provide installation services for Save It Easy® products in the United Kingdom but it has been inactive since 2015.

Goji

On April 1, 2021, EGHL entered into a share investment agreement with Goji and the shareholders of Goji (the “Share Investment Agreement”), pursuant to which EGHL acquired an aggregate of 330,000 ordinary shares of Goji, representing a 43.12% equity interest. The Share Investment Agreement provides that, so long as EGHL holds at least 25% of the total issued and outstanding ordinary shares of Goji, EGHL has the right to appoint a member to the board of directors of Goji. Goji is a United Kingdom company distributing air purification solutions.

EGL(HK)

EGL(HK) (formerly known as Reinig Inotec Hong Kong Limited) was incorporated on May 28, 2004 under the laws of Hong Kong. EGL(HK) is a wholly-owned subsidiary of EGHL The principal activities of EGL(HK) were originally acting as the selling arm of the Group for the Save It Easy® products. In the past, EGL(HK) engaged in research and development for the Group; however, its current activities are limited to handling our occasional project sales in Asia Pacific by purchasing products from NVL and providing installation services. Mr. Michael Lau is the sole member of the board of directors of EGL(HK). Its principal place of business is Unit A, 4th Floor, Meyer Industrial Building, 2 Chong Yip Street, Kwun Tong, Hong Kong.

NVL

NVL was incorporated on January 24, 2013 under the laws of Hong Kong. NVL is a wholly-owned subsidiary of EGHL. The principal activities of NVL are conducting research and development and the procurement of lighting and indoor air quality products, which are then sold to ECSL and EGL(HK). Mr. Michael Lau is the sole member of the board of directors of NVL. Its principal place of business is Unit A, 4th Floor, Meyer Industrial Building, 2 Chong Yip Street, Kwun Tong, Hong Kong. NVL has 4 wholly-owned subsidiaries: (i) AGL; (ii) CLL; (iii) LPL; and (iv) PML.

AGL

AGL was incorporated on August 1, 2014 under the laws of Hong Kong as a private company limited by shares. AGL is wholly-owned by NVL. The principal activity of AGL is holding commercial rental property in Hong Kong. Michael Lau is the sole member of the board of directors of AGL.

CLL

CLL was incorporated on August 8, 2014 under the laws of Hong Kong as a private company limited by shares. CLL is wholly-owned by NVL. The principal activity of CLL is holding commercial rental property in Hong Kong. Mr. Michael Lau is the sole member of the board of directors of CLL.

LPL

LPL was incorporated on March 29, 2014 under the laws of Hong Kong as a private company limited by shares. LPL is wholly-owned by NVL. The principal activity of LPL is holding commercial rental property in Hong Kong. Mr. Michael Lau is the sole member of the board of directors of LPL.

PML

PML was incorporated on March 29, 2014 under the laws of Hong Kong as a private company limited by shares. PML is wholly-owned by NVL. The principal activity of PML is holding commercial rental property in Hong Kong. Mr. Michael Lau is the sole member of the board of directors of PML.

HIC

Harvest Idea Consultant Limited (“HIC”) was incorporated under the laws of the British Virgin Islands on July 5, 2011. Michael Lau is the sole member of the board of directors of HIC. HIC is currently dormant.

Key Milestones

The key milestones in our development are highlighted chronologically below:

Month / Year	Milestones
Aug 1998	ECSL was established as an energy consultant to advise clients on energy saving and carbon emission opportunities.
Dec 2000	GAI was established for research and development and the commercialization of a patented technology for energy efficiency improvements on fluorescent tube lamps named Save It Easy®.
2002-2005	ECSL responsible for running Centrica (British Gas) Energy reduction program including identifying and managing the delivery of energy reduction measures.
May 2004	EGL(HK), formerly known as Reinig Inotec Hong Kong Limited was established to distribute Save It Easy® products worldwide.
2006	ECSL began carrying out Carbo Trust energy surveys with funding from the Carbon Trust.
Feb 2008	ECSL became the exclusive distributor of Save It Easy® in the UK.
Mar 2008	Energys UK acquired a services and installation business (renamed Energys Services Limited) to allow us to provide a full turnkey service to clients.
Jul 2012	ECSL became a supplier (via the facilities management partner Carillion Enterprise and later Carillion Amey) to the United Kingdom MOD under the “Spend to Save” Program. Over a seven year period, ECSL installed energy reduction measures on over 120 military sites across the United Kingdom.
Jan 2013	NVL was established and directed the business into LED solutions to take over Save It Easy®.
Apr 2016	Signed a two year multi-million-pound contract with British Telecom to provide LED lighting replacements at all of its properties across the United Kingdom.
Jul 2016	Successfully bid to provide LED lighting to several public sector bodies as part of the United Kingdom government’s ‘Energy Demand Reduction’ pilot program.
Aug 2016	ECSL completed LED lighting installation at our 500th supply and fit project.
Sept 2016	NVL launched IntelliDim™, an affordable entry level smart lighting controller.
Jul 2017	ECSL won GBP1.7 million contract funded by the UK Department for Education as a pilot study to evaluate the best practice in LED lighting and controls in the education sector.
Apr 2018	British Telecom contract extended for an additional two years with the aim of completing the LED lighting roll-out at all of its properties across the United Kingdom.

Dec 2018	ECSL secured a place on the Essentia LED Lighting procurement framework (focused on supplying to the National Health Services) and immediately won over GBP4 million of projects to deliver energy reduction projects to the National Health Services via a government sponsored program - NHS Energy Efficiency Fund (“NEEF”).
Mar 2021	In the middle of the Covid 19 pandemic, ECSL worked with a number of clients and partners to secure funding of over GBP6,000,000 across 70 sites for LED lighting and controls. The funding was part of the first tranche of government grant aid to accelerate carbon reduction in the United Kingdom under the ‘Public Sector Decarbonization Scheme’. This scheme will continue to provide grant aid for carbon reduction for the next several years.
Apr 2021	Formation of a joint venture in the United Kingdom with Goji Group Limited (“Goji”) to deliver air purification products and services for the United Kingdom market. The Company acts as the main distribution arm for the joint venture. The Company currently holds of record an equity interest of approximately 42.31% in Goji.
Mar 2025	GAI was sold to Mr. Michael Lau, the Company’s executive director and Chief Technology Officer, and all of GAI’s rights and obligations under its employment agreements with its employees, including Mr. Lau, and under GAI’s Mandatory Provident Fund were assigned to NVL. In addition, Mr. Lau agreed to indemnify the Company and its affiliates against any and all losses, claims or liabilities which may arise out of or relate to the sale or to GAI.
Apr 2025	The Company closed on its Initial Public Offering and received net proceeds of approximately US$7,125,864 from the offering.

Our Business

Overview

We are an energy service company (“ESCO”) founded in the United Kingdom with over 23 years of experience in deploying energy-saving technologies and services. We principally provide end-to-end customized solutions and services involving the retrofitting of existing infrastructures to reduce CO2 emissions and to reduce costs for the customer. We have differentiated ourselves from our competitors by offering comprehensive project management services that include initial site surveys and audits, utility incentive and government subsidy management, engineering design, project management from delivery through installation and controls integration. We sell and install our own high quality LED lighting products and we offer several other products and services, such as boiler optimization, lighting controls, energy monitoring and reporting, value wrap, low carbon heating, combined heat and power and indoor air quality products. Our LED lighting products, product components and associated products are manufactured to our specifications by third-party manufacturers in China.

Our primary products are our state-of-the-art LED lighting systems many of which include sophisticated web-enabled wireless controls, which form a key part of our internet of things (“IoT”) enabled offerings. We help our customers achieve sustainability, energy savings and carbon footprint reduction through innovative technology and exceptional service. We research, design, develop, market, sell, install and implement energy management systems consisting primarily of high-performance, energy-efficient commercial and industrial interior and exterior LED lighting systems and related services. Our products are targeted for applications in three primary market segments:

(i)	Commercial, office and retail;

(ii)	Industrial applications; and

(iii)	Exterior lighting.

We also sell and install products in other market sectors. Our services consist of turnkey installation and system maintenance. The majority of our sales occur within the United Kingdom.

The IoT enabled control systems included in our LED lighting fixtures are provided either by us or by third parties. We typically sell our lighting systems as replacements for our customers’ existing lighting fixtures. We call this replacement process a “retrofit.” We frequently sell our products and services directly to our customers and in many cases we provide design and installation as well as project management services. We also sell our lighting systems on a wholesale basis, principally to electrical distributors, electrical contractors and ESCOs to sell to their own customer bases. Due to size and flexibility in application, we believe that LED lighting systems can address opportunities for retrofit applications that cannot be satisfied by other lighting technologies and that the market for LED lighting products will continue to grow.

Our business process entails: (i) consultancy and advice to client; (ii) site selection, survey and real-time audit; (iii) data collection, analysis and benchmarking; (iv) technical and financial proposal; (v) project management and system design; (vi) product procurement and installation; (vii) measurement and verification; (viii) continued audit and performance report; (ix) technology and product upgrade; and (x) life cycle warranty and maintenance.

Our principal customers include large national account end-users, including universities, schools, hospitals, and electrical distributors. Currently, all of our products are manufactured by OEM’s in China to our specifications.

We generally do not have long-term contracts with our customers for product or turnkey services that provide us with recurring annual revenue. However, our maintenance services contracts usually consist of multi-year arrangements, ranging from two to ten years. We typically generate substantially all of our revenue from sales of lighting systems and related products, consultancy and related services to governmental, commercial, private and industrial customers on a project-by-project basis. We also perform work under global services or product purchasing agreements with major customers with sales completed on a purchase order basis. The loss of, or substantial reduction in sales to, any of our significant customers, or any of our largest customers, or the termination or delay of a significant volume of purchase orders by one or more key customers, could have a material adverse effect on our results of operations in any given future period.

Market Opportunity

Energy efficiency measures represent permanent, cost-effective and environmentally-friendly alternatives to expanding electricity capacity in order to meet demand growth. We believe that governments, utilities and businesses are increasingly focused on demand reduction through energy efficiency and demand management programs. For example:

●	Several countries, including the United Kingdom, have, through legislation or regulation, adopted programs, allocated funds and further required utility companies to also design and fund programs that promote or deliver energy efficiency

●	Several countries, including the United Kingdom, have implemented, or are in the process of implementing, energy efficiency resource standards, which generally require utilities to allocate funds to energy efficiency programs to meet near-term savings targets set by governments or regulatory authorities.

Further, we believe the war in Ukraine has been responsible for the current volatility in the electricity costs incremental rates. Return on investment is extremely important for our clients, and one of the most important factors is energy costs. Higher energy costs result in a higher return on investment. The desire for energy cost reduction is currently at a record high, and we are forecasting an increase in revenue from our principal energy saving business.

Climate Change Act 2008

The United Kingdom’s Climate Change Act 2008 (the “Climate Change Act”) was an effort by the government to reduce the United Kingdom’s impact on the environment. The Climate Change Act required preparation for climate change risks as well as the reduction of net United Kingdom carbon and other greenhouse emissions by at least 80% by 2050 compared with 1990 levels. The Climate Change Act was amended in 2019 to introduce the target of 100% reduction of the net United Kingdom carbon account by 2050 compared with 1990 levels. These governmental policies highlight the importance of environmental policy for reduction of the United Kingdom’s environmental impact while maintaining economic growth.

The United Kingdom government has promoted regulatory initiatives designed to break the linkage between utility kWh sales and revenues, in order to remove the disincentives for utilities to promote load reducing initiatives. Under traditional regulatory rate structures, utility revenues are proportional to sales of electricity and natural gas while many utility costs are fixed irrespective of sales. Consequently, programs that improve energy efficiency among their customers and thus reduce sales can have a negative effect on utility profits, creating a significant barrier to effective utility energy efficiency programs.

Competitive Strengths

Synergy of Integrated Solutions

We stand out from our competition, which tends to provide only one or a few products or services, because we are a full service, turnkey provider of LED lighting and controls systems including design, build, installation and project management services. We have distinguished ourself by providing customized, one-stop solutions based on clients’ specific requests and specifications, such as lighting intensity, automated or manual lighting, warmth of light, etc. Business process delivery is vertically integrated as well, from consultancy and advice, site selection and audit, data analysis and benchmarking technical and financial proposal, project management and system design, procurement and installation, measurement and verification, to life cycle warranty and maintenance. As a result, we are in the superior market position of providing highly integrated services to our customers.

Established Reputation and Proven Track Record with Various Types of Clients

We have established a proven track record by engaging with various types of clients, including public institutions and private commercial clients in various on-site business circumstances. ECSL has garnered a reputation in the energy saving and lighting solutions industry in the United Kingdom by leveraging the lighting solution know-how, technical knowledge and engineering expertise of its management, as well as a wide scope of services for cross selling including, but not limited to, valve wrap, indoor air quality management, heat and power management and backend networking establishment. The established reputation and proven track record of undertaking advanced and high-profile lighting projects enable ECSL to successfully compete with other solutions providers.

Large and Growing National Customer Base and Intend to Expand into the United States and Europe

We have developed a large and growing national customer base and have installed our LED lighting and other products in commercial and industrial facilities across the United Kingdom. We believe that the willingness of our customers to install our LED lighting and other products across multiple facilities represents a significant endorsement of our value proposition which, in turn, helps us sell our energy management systems to new customers. We intend to leverage our expertise in managing projects across multiple facilities within our new LED product markets, which now include new customer opportunities with banks, insurance companies, hospitals, fast food chains, retail storefronts, grocery stores and pharmacies. Within the next few years, we intend to expand into the United States and Europe before entering other international markets.

Innovative Portfolio of Products Featuring Various Elements of our LED and Other Products

We have developed a portfolio of products featuring various elements of our LED and other products, including our intelligent lighting controller and lighting control network. We believe our innovations allow our products to be more efficient (consume less energy) compared to our competition. To complement our innovative energy management products, our integrated energy management services provide our customers with a turnkey solution either at a single facility or at numerous facility locations. We believe that our ability to innovate provides us with significant competitive advantages. Although not currently available, we intend to improve our wireless lighting network so that it will be able to be utilized as a “connected ceiling” or “smart ceiling,” i.e., a framework or network that can support the installation and integration of other devices on a digital wireless platform. This “smart ceiling” will be able to be integrated with other technologies to collect data and manage assets and resources more efficiently. Market demand for systems utilizing IoT enabled devices has grown significantly over the past few years and we expect this trend to continue. Our research and development roadmap on “Industrial Internet of Things” or IoT-enabled devices not only contains energy management control functions, but also has the ability to collect facility usage and traffic data as well as collect data from other facility mechanical systems, providing our customers with a path to digitization for their business operations.

Plans to Expand our Sales and Distribution Networks

In addition to selling directly to local and national accounts, we plan to collaborate with electrical distributors and contractors for expansion. We intend to expand our sales network in the future with a focus on geographic regions where we do not currently have a strong sales presence, both within and outside the United Kingdom, including in the United States and Europe. We anticipate that the network will evolve to include local “full service” partners who are able to replicate the model that has been successful for us.

Quality Products and Services

We believe that our emphasis on providing quality, reliable and innovative LED lighting systems and other low carbon products has enabled us to retain existing customers and our staff allows us to obtain all necessary information in relation to helping customers achieve sustainability and energy savings and reduce their carbon footprint with energy-saving lighting and other products and solutions. Our process includes: (i) collection of data, monitoring and analysis utilizing sensors, nodes, gateways, dashboards and servers; (ii) equipment control, including nodes, MQTT server, dashboards and other sensors; (iii) artificial intelligence, including big data analysis, algorithm and software analysis; and (iv) on-going analysis, including circadian rhythm lighting, asset tracking, indoor positions system and stealth security systems.

We believe that our proven track record with customers and their satisfaction with the quality of our services are reflected in the revenue attributable to customers who have placed orders with us on more than one occasion. By permanently reducing lighting-related electricity usage, our systems help enable our customers to achieve their sustainability, energy savings and carbon footprint reduction goals without compromising quantity and quality of light in their facilities. As a result, our products offer our customers a rapid return on their investment, without continuous reliance on government subsidies or utility incentives.

Diversified Customer Base

Over the years, we have established a customer base including commercial, healthcare, educational, industrial, government and private sector customers. During the fiscal years ended June 30, 2023, 2024 and 2025, we served approximately 74, 73 and 81 customers, respectively. For the fiscal year ended June 30, 2023, two customers accounted for 23.3% and 10.4% of total revenue. For the fiscal year ended June 30, 2024, two customers accounted for 17.9% and 14.4% of total revenue. For the fiscal year ended June 30, 2025, one customer accounted for 19.8% of total revenue. No other customer accounted for more than 10% of revenue for each of the three years in the period ended June 30, 2025.

We serve government and private sector end-customers in the following primary markets:

●	Commercial, office and retail. Our commercial, office and retail market includes commercial office buildings, private office buildings, government offices, schools, hospitals and other public or private commercial buildings normally with traditional 10 to 12 foot ceiling heights.

●	Industrial applications. Our market for industrial facilities includes manufacturing facilities, distribution and warehouse facilities, government buildings and agricultural buildings. These facilities typically contain “high-bay” lighting fixtures. Commercial and industrial facilities employ a variety of lighting technologies, including HID, traditional fluorescents, LED and incandescent lighting fixtures. We estimate that approximately 25% to 30% of this market still utilizes inefficient high intensity discharge lighting technologies. Our lighting systems typically replace less efficient HID, HIF fixtures and earlier generation LED fixtures.

●	Exterior area lighting. Our market for exterior area lighting includes parking garages, surface lots, automobile dealerships, gas service stations and all lighting on the exterior of buildings for security, safety or aesthetics.

Experienced and Dedicated Management Teams

Our management team and the management teams of our Operating Subsidiaries possess extensive experience and in-depth knowledge of comprehensive project management services offering LED lighting system products and other energy-saving products, including valve insulation and intelligent boiler controls. Our Board of Directors and senior management teams are under the leadership of Mr. Kevin Cox, our Chief Executive Officer, an executive director and one of our co-founders, and Mr. Michael Lau, our Chief Technology Officer, an executive director and one of our co-founders. Mr. Kevin Cox has over 15 years in the energy conservation solutions industry and Mr. Michael Lau has over 20 years dedicated to our Group and has played a key role in managing our business operations and business development. The stability and success of our business depends also on our ability to attract and retain experienced, motivated and well-trained employees at all levels and we believe that we have been successful in this regard as our Operating Subsidiaries’ long-standing relationships with their employees, in particular, senior management, has continued to contribute to the success and continued growth of our business.

Our Operations

Process of Identification of Business Opportunities

We provide enterprise-grade low carbon upgrades, including LED lighting, low carbon heating and Solar PV, together with energy management and monitoring solutions. We are primarily focused on providing commercial and industrial facilities lighting retrofit solutions in the United Kingdom using solid-state LED technology. We serve government and private sector end-customers in the following primary markets: commercial office and retail, exterior area lighting and industrial applications. We believe the market for lighting products has shifted to LED lighting systems and continues to grow, and that LED lighting technology allows for better optical performance, significantly reduced maintenance costs due to performance longevity and reduced energy consumption. Due to their size and flexibility in application, we also believe that LED lighting systems can address opportunities for retrofit applications that cannot be satisfied by other technologies. Management believes that there is also a very significant and growing demand for any low carbon technology that achieves the twin objectives of cost reduction and reduced carbon emissions, which is leading to a rapidly expanding market in areas such as Solar PV and low carbon (electric) heating.

Our products deliver energy savings and efficiency gains to our commercial and industrial customers without compromising their quantity or quality of light. We estimate that our energy management systems reduce our customers’ legacy lighting-related electricity costs by approximately 50% or greater, while maintaining their quantity of light after the reduced wattage and improving overall lighting quality when replacing traditional fixtures. Our customers with legacy lighting systems typically realize a two to three-year payback period, and most often 18 to 24 months, from electricity cost savings generated by our lighting systems without considering utility incentives or government subsidies. Energy-efficient lighting systems are cost-effective and environmentally responsible solutions allowing end users to reduce operating expenses and their carbon footprint.

Sales and Marketing

Our products are targeted for applications in three primary market segments: (i) commercial, office and retail; (ii) industrial applications; and (iii) exterior lighting. We also sell and install products in other markets as further discussed below. Our services consist of turnkey installation and system maintenance. The majority of our sales occur within the United Kingdom.

We sell our products in one of three ways: (i) directly through our relationships with our customers; (ii) directly through our marketing and sales agencies; and (iii) through our procurement framework agreements (the “Framework Agreement(s)”) where pre-qualified suppliers can bid through mini-tenders or direct award.

In general, our sales opportunities come from a wide range of sources as follows:

●	Business portals. We monitor a wide range of business portals in which carbon reduction and/or relevant engineering projects are promoted.

●	Framework Agreements. As of the date of this Annual Report, we are included in more than ten Framework Agreements where opportunities are tendered to pre-qualified organizations. A Framework Agreement is an agreement between one or more businesses or organizations the purpose of which is to establish the terms governing contracts to be awarded during a given period, in particular with regard to price and, where appropriate, the envisaged quantity. Framework Agreements are widely used in public sector procurement to remove the barriers to energy efficiency by streamlining complex procurement processes and creating a faster route to market. Using pre-negotiated, European Union regulation compliant contracts that can be used with a group of prequalified suppliers, like our Operating Subsidiaries, ensures an efficient and cost-effective delivery and administrative savings. We are approved to deliver, install and maintain LED lighting products by several public sector procurement organizations. See “- Framework Agreements” on page 48 of this Annual Report.

●	Direct marketing. Our marketing department continuously creates and runs targeted campaigns to reach prospective clients.

●	Recommendations and word-of-mouth. A significant proportion of our business comes from repeat clients and recommendations from existing clients. This is particularly the case in the education sector where our track record is well-established and strong.

Once an opportunity is identified, it is assigned to a business development manager. The business development manager is responsible for the entire process from understanding the client’s needs (if necessary) through tailoring our proposal/offer and closing the purchase order. All opportunities are recorded on our pipeline report, which is used to track all opportunities, record and review success rates and provide input to our forecasting personnel and account manager. All opportunities have a formal bid review to help us tailor our best possible proposal, and all losses are reviewed to identify where we can improve. The pipeline report has a percent likelihood of success. Once the account manager’s assessment is that the percent likelihood of winning exceeds 30%, then the opportunity is added to the financial forecast. The financial forecast provides a full profit and loss forecast based on each project in the pipeline and includes revenue, gross (project) margin and net margin projections for the business. This report is reviewed monthly by both the ECSL management team and our Board of Directors.

We serve government and private sector end-customers in the following primary markets:

●	Industrial applications. Our market for industrial facilities includes manufacturing facilities, distribution and warehouse facilities, government buildings and agricultural buildings. In 2022 we finished a complete lighting overhaul at a customer’s main distribution center situated on the largest distribution park in Europe, which also houses its fleet warehouse and associated administration offices. Our design specification team, working closely with the customer, designed, specified, implemented the manufacturing and delivered a project that enabled optimal energy savings, maintenance reduction and lighting improvement outcomes.

●	Healthcare facilities. Our market for healthcare facilities includes medical offices and hospitals. In 2022 we completed a project at a hospital where our objective was to upgrade lighting across the entire site resulting in the replacement of approximately 6,000 fittings utilizing a combination of our standard LED range and LED with built-in controls. We believe the key to our success for this and similar projects is our concept design, which includes preparation of a detailed business case for the proposed LED upgrade: (i) review of the existing lighting; (ii) proposed upgrade; (iii) energy savings and performance improvements; and (iv) project management and operational impact and project costing.

●	Educational institutions. Our market for educational institutions includes universities, colleges and secondary and primary schools. In 2022 we completed a project for a college that involved a comprehensive upgrade of lighting across two of its campuses in a move away from traditional light fittings towards an LED-oriented infrastructure with sensor-based controllers allowing energy consumption to be optimized with regard to occupancy and usage patterns.

●	Commercial office and retail market. Our commercial office and retail market includes commercial office buildings, retail store fronts, government offices and other buildings with traditional 10 to 12-foot ceiling heights. Commercial and retail facilities employ a variety of lighting technologies, including HID, traditional fluorescents, LED and incandescent lighting fixtures. We estimate that approximately 25% to 30% of this market still utilizes inefficient HID lighting technologies. Our lighting systems typically replace less efficient HID, and HIF fixtures and earlier generation LED fixtures. With its huge inherent potential for reductions in energy consumption and costs, LED lighting has been widely specified in retail for well over a decade now. In 2022 we completed an installation at a shopping center in Dublin that was a major milestone as it represents one of the largest upgrades of its type to have ever taken place in Ireland. The tender process that took place in 2019 required an installation that would cover the entire site, including front-of-house mall areas, back-of-house service areas and a management suite.

●	Government and public sector. Our market for government and public sector offices includes constabularies, police stations, city and county council civic offices and the Royal Navy air station. In 2022 we completed a project for a constabulary involving our boiler optimization technology. We believe that the constabulary has realized savings in gas consumption across ten of its locations achieving annual savings in gas of 14% to 25% and averaging 18.8% across the ten sites where the units have been installed. Our boiler system offers a remote access function ensuring immediate and comprehensive visibility with regard to gas consumption and savings.

●	Exterior area lighting. Our market for area lighting includes parking garages, surface lots, automobile dealerships and gas service stations.

Revenue Sources

A breakdown by segment of our revenue derived from our ESCO operations for the fiscal years ended June 30, 2023, 2024 and 2025 is as follows:

	For the fiscal years ended June 30,
	2023	2024	2025	2025
	GBP	GBP	GBP	US$

Retrofit revenue	5, 494,112	8,460,981	6,160,625	8,453,107
	91.48%	88.12%	89.38%	89.38%
Product revenue	511,451	1,140,490	731,919	1,004,280
	8.52%	11.88%	10.62%	10.62%
Total	6,005,563	9,601,471	6,892,544	9,457,387

Retrofit revenue

We generate revenue from retrofit projects. The business process entails: consultancy and advice to client; site selection, survey and real-time audit; data collection, analysis and benchmarking; technical and financial proposal; project management and system design; product procurement and installation; measurement and verification; and warranty and maintenance. Our customers include large national account end-users, including universities, schools, hospitals and electrical distributors, in the United Kingdom. We typically contract through invitation to tender or corporate negotiation with existing or potential customers in the United Kingdom.

We generally provide limited warranties for work that we have performed under our engineering and construction management contracts; these warranty periods are known as the defect liabilities period (“DLP”). The DLP typically extends for duration of one year from substantial completion of the project for the customer. Historically, warranty claims have not resulted in significant costs. Contracts will include a provision whereby the customer will withhold 2% to 5% of the total contract value until the end of the DLP at which point the customer will release the retention amounts to us.

Product revenue

We also generate revenue from sales of our lighting products and fixtures. We typically receive purchase orders from our customers which will set forth the terms and conditions, including the transaction price, products to be delivered, terms of delivery and terms of payment. The key performance obligation is the delivery of the finished product to the customer at their specified location at which point title of the asset passes to the customer.

Tender Process and Tender

When we put together a proposal for a client, we follow a clear and consistent process. Each project is subject to a full survey using our bespoke surveying tool. We record the existing situation (where the project is an upgrade to existing) and our proposed solution. We produce a full calculation for both carbon savings and cost reduction, which is supplied to the client as part of our proposal. The surveying tool links to a project costing module that contains all of our pricing, margin and cost information, and project pricing is carried out automatically via this module. Individual account managers cannot override the pricing (unless it is to increase it) and any discounting or incentives must be authorized by a Board member to ensure that we are always meeting or exceeding our target margins. The costs and prices are reviewed on a monthly basis to ensure any variations in input costs, currency rates or market prices are accurately reflected in our costing module.

To initiate the internal tender workflow process, the manager will complete a tender brief form which will indicate, among other things, estimate of the proposed price and whether a survey of the premises is needed:

●	Review the client’s requirements, specifications and schedule of the project;

●	Determine the scope of works required;

●	Review contractual risks and obligations;

●	Assess the client’s credit profile to ascertain their ability to pay based on the proposed payment terms;

●	Review all other risks, including financial, operational, currency, cash flows, political and regulatory; and

●	Assess whether we can cumulate positive cash flows after we have commenced the project for a designated period and achieve at least the minimum gross profit margin we desire.

After assessing the feasibility of the project based on certain points identified above, we will produce a report that will include: (i) collection of data, monitoring and analysis utilizing sensors, nodes, gateways and dashboards and servers; (ii) equipment control, including nodes, MQTT server, dashboards and other sensors; and (iii) artificial intelligence, including big data analysis, algorithm and software analysis. This report, together with the tender documents, will be delivered to the responsible tender lead who, in turn, will evaluate our existing commitments, available resources and competency and then assess, review and decide whether to proceed and allocate resources (if any) for tender preparation.

During tender preparation, the tender quantity surveyor will ascertain the pricing of the tender by estimating internal costing and budgetary evaluation on costs such as labor and materials and, where applicable, will work with the assistant tender quantity surveyor, subcontractors and material suppliers to obtain pricing for base price submission to the tender lead. In order to deliver a more precise and cost effective procurement strategy, representatives from our marketing and tender department will conduct a site visit to the project location to further assess the complexity of the project requirements. The engagement manager will continue to maintain/develop a relationship with the potential client to obtain budget and job intelligence and other market intelligence on competitors and he will forward the relevant information to the tender lead and the tender quantity surveyor for pricing refinement. Our business development department will also assist in the collection of market intelligence.

Once the final bid price is agreed upon, the engagement manager will submit the tender to the potential client based on the final bid price, follow up with all necessary requirements to increase the possibility of a successful tender (including attending tender interviews, giving presentations and explaining our bid, responding to queries, discussion of price and/or contract terms and, if required, amending our drawings and revising our tender price) and provide management updates.

Quotation

We may also act as a subcontractor in projects. In order to get ourselves exposed to business opportunities, we support the contractors by: (i) providing them with non-binding quotations of our scope of potential work to facilitate their preparation of tender documents; (ii) accompanying them to interviews, presentations and meetings with the property developers, owners or managers and/or their consultants to assist them in explaining their bids and responding to queries which are relevant to the scope of our potential work; and (iii) refining our proposed pricing and schedule in response to changes arising during the tender process.

For small scale projects and simple works, our customers may request quotations from us directly and engage us as their main contractors, if our quotations are acceptable to them. In these cases, our engagement manager will be responsible for the preparation of the quotation, and the review process will be similar to that described above.

Award of Contract

The period for an invitation to tender and a request for quotation to become an award contract is generally two to three months. If the contract is awarded by tender, we will first sign a letter of award and then enter into a formal contract with our client. If the contract is awarded by quotation, our customers will either give us a confirmation or issue a purchase order to us. As we have Operating Subsidiaries in Hong Kong and other offices located in Northern Ireland, Dubai and Malaysia, project contracts with our clients for projects in such countries are typically structured and tailored accordingly and signed off by EGHL.

Tender/Quotation Success Rate

Our success rate varies considerably by source of the inquiry. For projects tendered via Framework Agreements, the success rate varies between 20% and 30% depending on the exact specification of the solution. Specifications which closely match our solution or which are evaluated with an emphasis on net present value (“NPV”) or total cost of ownership rather than just the simple capital cost, will more likely result in a successful bid as our focus is on the business benefit of the solution rather than lowest cost.

For projects where we deal directly with the end client, our success rate is between 35% and 40%. This is due to the fact that the proposal typically is developed together with the client and is, therefore, often either not competitively tendered or the specification is closely aligned with our capabilities giving us a commercial advantage. In order to comply with competition rules in the United Kingdom, clients who wish to direct award must do so through an appropriate framework (where due diligence and value for money will already have been determined).

General Work Flow Process

Set out below is an illustration of the various stages of our typical workflow some of which are more fully described below:

1.	Meet the client

	●	Introducing scope of services
	●	Establish ESG goals
	●	Understand operational requirements

2.	Gain domain knowledge

	●	Site survey
	●	Install sensors to collect data

3.	Identify opportunity

	●	Review survey details
	●	Propose solutions, specifications, and goals

4.	Trial

	●	On site demonstrations
	●	Mock up

5.	Enter sales contract

	●	Negotiation of terms of sales contract
	●	Assistance to obtain government grants
	●	Signing of sales contract

6.	Execution

	●	Kick-off meetings to established installation schedule
	●	Coordinate with site manager
	●	Installation
	●	Commissioning
	●	Completion sign-off

7.	Verifications

	●	Deliver performance reports to verify the achievement of goals
	●	Report business results

8.	On-going

	●	Product warranty
	●	Continuous logging of data
	●	Revision of ESG goals

Advantages to Customer

Once a contract has been awarded, there are prominent features of our services that we perceive as having certain associated benefits as follows:

●	Multi-Facility Roll-Out Capability. We offer our customers a result driven approach - a single source, turnkey solution for project implementation in which we manage and maintain responsibility for entire multi-facility rollouts of our energy management solutions across the United Kingdom commercial and industrial facility portfolios. While the market offers off-the-shelf solutions, we focus in delivering results with customized solutions to meet domain needs. We design our solutions with customizable specifications to ensure customers will always be using the appropriate products. We provide supply and installation services and perform precise measurements and verifications to ensure auditable results. This capability allows us to offer our customers an orderly, timely and scheduled process for recognizing energy reductions and cost savings. Our end reports clearly demonstrate the project’s precise financial and environmental savings and ongoing performance maintenance.

●	Easy Installation, Implementation and Maintenance. Most of our fixtures are designed with a lightweight construction and modular plug-and-play architecture that allows for fast and easy installation, facilitates maintenance, and integration of other components of our energy management system. Our products are designed to allow for fast and easy installation with minimal disruptions to the ceiling space or the workspace. We believe our system’s design reduces installation time and expense compared to other lighting solutions, which further improves our customers’ return on investment. We also believe that use of our state-of-the-art components reduces our customers’ ongoing maintenance costs. Moreover, we have comprehensive technical know-how that allows us to make effective and efficient procurement of supplies. We deliver high performance products at economical pricing without any loss of margins to distribution tiers.

●	Expanded Product Offerings. We are committed to continuing to develop LED product offerings in all of the markets we serve. Our LED products are state-of-the-art design, which means that our customers can get more light with less energy, and sometimes fewer fixtures, than with any other product on the market. We have also launched a variety of other associated products, features and functionality targeting other market segments. Our lighting products also may be configured to include IoT enabled control systems. And, our energy monitoring system continues to provide data and recommendations to end-users to understand their consumption patterns and assist in making behavioral changes to further conserve energy. See “Products and Services” below.

●	Environmental Benefits. By allowing for the permanent reduction of electricity consumption, we believe our energy management systems significantly reduce indirect CO2 emissions that are a negative by-product of energy generation which help enable our customers to achieve their sustainability, energy savings and carbon footprint reduction goals. We provide recommendations and application assistance on various governmental grants to help optimize return on investment for our customers. We have a proven track record with a variety of government departments and various business standards and clearances. This gives us advantages over other competitors to secure more projects in both the government and large-scale commercial sectors.

Preparation of Work Plan

Our design and planning department and project department prepares working designs based on the client’s concept and specifications and the comprehensive and practical work plan, which include working drawings and detailed particulars of materials, products and/or equipment to be used in the project, and submits the same to our client or its consultant team for approval. Our project team also prepares and submits a master program for the project setting out key milestone dates (e.g., commencement date and date of practical completion) to our client or its consultant team for approval. The master program is reviewed and updated regularly throughout project implementation.

We subcontract the manufacturing process of our LED products, components and associated products to manufacturers in China under an original equipment manufacturing (“OEM”) arrangement. We provide to the manufacturer a bill of materials (“BOM”) specifying the brands, models and performance required for each component. We further provide specific instructions on assembly methods and quality assurance processes for the manufacturer. Our quality assurance staff undertakes regular on-site inspections in China to verify compliance with our requirements and product quality and performance.

Contract Terms

Although, upon occasion, we may utilize the customer’s standard form of contract, we primarily utilize two different sets of standard terms and conditions, the ECSL Terms and Conditions (the “ECSL Contract”) and the Model Form of Contract recommended by the Institute of Engineering and Technology and Institute of Mechanical Engineers (the “Model Form of Contract”).

ECSL Contract

We typically contract with our customers through Energy Conservation Solutions Limited using our own form of contract (the “ECSL Contract”). The terms of the ECSL Contract are tailored based on the results of negotiations and discussion, and certain terms from the Model Form of Contract are also incorporated into the tailored ECSL Contract. This results in an ECSL Contract with contractual terms and provisions that meet both the needs of our customer and our needs, including substantive protections for ECSL. Some of the pertinent provisions of the ECSL Contract relating to the customer duties and obligations include, but are not limited to: (i) be responsible for preparing and maintaining the premises for the supply of services, including removal of hazardous material, and inform ECSL of all applicable health and safety rules and regulations; (ii) ensure that all of its equipment is in good working order and suitable, including lighting, wiring and emergency lighting are fit for purpose, and obtain all necessary licenses and statutory approvals; (iii) be liable to pay interest to ECSL from the due date for payment at the annual rate of 4% above the base lending rate and accrued on a daily basis until payment is made; (iv) accept that the goods are at the risk of the customer from time of delivery and ownership shall not pass to the customer until payment has been made in full; and (v) keep in strict confidence all technical and commercial know-how, specifications, inventions, processes or initiatives which are of a confidential nature and disclosed by ECSL as such.

Some of the pertinent provisions of the ECSL Contract relating to ECSL’s duties and obligations include, but are not limited to: (i) using reasonable endeavors to provide the contracted services and deliver the deliverables to the customer in accordance with all material provisions; (ii) providing a product warranty for a period of 5 years, which does not cover any costs associated with replacement; (ii) providing a workmanship warranty for a period of one year from date of completion; and (iii) ensuring that all supplied products and workmanship will comply with relevant UK and European Union standards.

Model Form of Contract

The Institute of Engineering and Technology, Model Form of Contract for the design, supply and installation of electrical, electronic and mechanical plant (the “Model Form of Contract”) is an industry standard document. The Model Form of Contract also contains provisions regarding the special conditions for the ancillary development of software. As with any documents of this nature, these terms in the Model Form of Contract are a starting point, which can be adapted by the parties to meet the individual requirements of a particular project. Therefore, how they may apply in respect of any particular contractual relationship or project will depend on what has been specifically negotiated and agreed upon between us and the relevant customer.

Pricing

The following factors form the bases of our pricing policy: (i) electricity price, which has a direct impact to a project’s return on investment and considered a major consideration in an energy saving project reflecting on on-going budgets for energy bills; (ii) government’s climate policy, which affects various grants to reduce greenhouse gas emissions; (iii) competition and tender specifications, which for tender projects the required product specifications drive the quality of stock procurement; and (iv) mobilization, which is the availability of products to complete a project and an important consideration among customers.

Financing

Although we do not provide any financing or funding programs directly to our clients, we advise as to a range and structure of possible funding programs with unrelated third parties. All financing is contracted directly by our client with an unrelated third party. Further, any third party financing company must be registered and licensed by the Financial Conduct Authority, which regulates financial firms providing services to consumers. We work with such FCA licensed financing firms using our conceptual models below to defer capital costs and ensure projects are cash positive. Typically, the resulting financing for our clients is either a grant or grant-aided funding from central or local governments or deferred payment in the form of an operating lease or a finance lease, which is contracted directly between the financing firm and our client, whereby the financing firm will pay us for the project on normal payment terms. See “ - Pay from Savings,” below.

Educational Sector

We actively assist our customers in the United Kingdom’s education sector to reduce operational costs through lower energy bills and reduced maintenance requirements. Typically, FCA licensed financing sources offer a solution to educational institutions that is based on a seven-year full compliance operating lease with matching product and savings warranty. Generally, there are five steps to financing educational institutions: (i) undertake a pre-install survey, including installation of an energy monitoring dashboard to measure baseline energy use; (ii) develop an installation plan, which is mutually agreed upon; (iii) inspect the site and verify installation and energy savings; (iv) develop an approximately seven-year payment plan and structure quarterly lease payments in arrears to ensure receipt of benefits prior to any payment; and (v) provide benefits, including a ten-year warranty and product replacement. If payments are made in accordance with the lease, ownership is transferred to the educational institution after seven years.

Based on past contractual arrangements, we ensure that savings from reduced energy consumption will always be greater than the quarterly payments made in arrears, and there will be positive cash flow from inception. The third party financing leases that we recommend are fully compliant with the FCA financing rules and regulations. There is no requirement for the classification of capital expenditures or capital expenses (Capex), which are typically funds used by companies or businesses for the purchase, improvement and maintenance of long-term assets, thus fully deductible.

Pay from Savings

We believe in removing barriers for businesses and homes to achieve energy efficiency. In our opinion, every responsible business organization or home should have lower energy consumption and a reduced carbon footprint in its prime objectives. However, we understand that a lack of investment capital is often the greatest barrier for businesses to achieve those objectives. Therefore, our conceptual model, Pay from Savings (“Pay from Savings”), is designed to assist businesses by avoiding the need for up-front capital investment, thereby enabling them to accelerate their path to a lower carbon footprint while benefitting from lower energy costs. Our Pay from Savings program has been in operation since June 2021 and entails the following steps: (i) undertake an audit to identify the right solution; (ii) install the new lighting products and technology; (iii) transfer ownership of the lighting products and technology to the client business; and (iv) create a payment plan, which is spread over a pre-defined future period. The actual financing is provided by non-affiliated third parties, such as banking and other financial service institutions, generally through operating leases or finance leases. We do not have any contractual or other arrangements with such third party finance partners and do not receive any form of remuneration for referring our customers to them. However, we ensure that our solution portfolio is pre-approved by our finance partners so that our customers are assured that the available solutions are acceptable to the finance organizations prior to our customers applying for financing.

We further ensure that the energy savings from reduced energy consumption will always be greater than the financing payments, enjoyment of positive cash flow from inception and no Capex required. As discussed below, we are an approved National Health Services framework supplier.

Framework Agreements

As of the date of this Annual Report, we are an approved supplier under more than ten Framework Agreements, where opportunities are tendered to pre-qualified organizations. Framework Agreements are widely used in public sector procurement to remove the barriers to energy efficiency by streamlining complex procurement processes and creating a faster route to market. The use of pre-negotiated, European Union regulation compliant contracts that can be used with a group of pre-qualified suppliers ensures an efficient and cost-effective delivery and administrative savings.

Procurement Process

Our commercial and procurement department is in charge of procurement for project execution, and it is also responsible for budget and supplier management to ensure that the project will meet the contract specifications and will follow the schedule within the limits of the agreed budget. Currently, all of our products are manufactured by OEM’s in China to our specifications.

Warranty Policy

In accordance with our ECSL Contract, we provide an LED and associated product warranty for a period of five years, which does not cover any costs for replacement, and a workmanship warranty for a period of one year from date of completion of the project. We offer warranties ranging up to 10 years for certain LED products. Ballasts, lamps, drivers, LED chips and other electrical components are excluded from our standard warranty as they are covered by separate warranties offered by the original equipment manufacturers. We coordinate and process customer warranty inquiries and claims, including inquiries and claims relating to ballast and lamp components, through our customer service department.

There were no material claims made under any warranty we provided to our clients during the fiscal years ended June 30, 2023, 2024 and 2025.

Research and Development

Our research and development teams are located in Hong Kong and are employed by NVL.

Technology Development Team

When a new development target is identified, the technology development lead, who is also the head of IoT, will undertake a viability study. This includes market research on similar technologies, pricing, identifying the advantages and disadvantages, specifications and performances, which results in the development of a prototype. The report and prototype will be sent to both the product development team and the sales team where the product development team will calculate the development and product costs, while the sales team will determine market feasibility through surveys and mockup with on-hand clients.

Product Development Team

Upon approval by the product development committee, the product development team will progress to an engineering trial run that includes the development of necessary toolings. Thereafter, samples will be sent to independent labs for testing and certifications, and to trial sites for large scale real-life testing. Once approval is obtained, the product will be ready for commercialization. In addition to product development based on new technology, the product development team will also take design requests from sales and marketing divisions to develop new products from existing technologies. The product development team is also responsible for generation of all technical documents for original equipment manufacturer factories to produce the products, as well as all technical specification sheets and installation guides.

Planned Product Research and Development

NVL conducts substantially all of our research and development. We are committed to continuing our research and development for advancement in our products, in modifying and enhancing our lighting products to widen their application and to suit the different needs and requirements of different markets. Our research and development activities over the next two calendar years involving certain of our products are planned as follows:

2026/Q1	EnergysWatch - IoT data gathering, analysis and alerts
Phase I with Traffic, Movement & Noise

2026/Q2	EnergysMeter - 24/7 real-time utility monitoring system
Phase I of Gas and Water module

2026/Q3	EnergysClimate - Monitoring and controlling of HVAC equipment
Phase I with Air Exchange monitoring , control & automation

2026/Q4	EnergysCare - Equipment monitoring, analysis & alert for pre-emptive maintenance
Phase I with Freezer & Air Conditioner

2027/Q1	EnergysAsset - Real-time asset management system
Phase I with asset positioning, route & usage

2027/Q2	EnergysNavigate - Real-time indoor navigation system
Phase I with positioning hardware attached to the wireless lighting system and APP for usage

2027/Q3	EnergysBroadcast - Real-time broadcasting system to mobile devices
Phase I with Master interface
Phase II with EnergysNavigate APP

2027/Q4	EnergysInsight - Consolidating data to deliver business value
Phase I Dashboard customized to Schools and Hospital

2028/Q1	EnergysRedHealth – Combining Far Infrared Heating with Therapy
Phase I Product Launch

Products and Services

Our primary focus has been the sale of our LED lighting fixtures with integrated controls technology and related installation services. We provide a variety of LED and associated products and services that together comprise our energy management system. The core of our energy management system is our LED lighting system. We offer our customers the option to build on our core LED lighting system by adding our IoT controls and software technology. Together with these products, we offer our customers a variety of integrated energy management services such as system design, project management and installation. We refer to the combination of these products and services as our energy management system. We will continue to focus on these products and services, as well as the development of a maintenance service offering. Currently, our LED products and associated products are developed at our leased research and development facility location in Hong Kong and manufactured through OEMs. As the LED market continues to evolve, we also source products and components from third parties in order to have versatility in our product development. We do not manufacture any of our LED products in the United Kingdom. We are focused on researching, developing and/or acquiring new innovative LED products and technologies for the retrofit markets. We plan to continue developing creative new LED retrofit products in order to offer our customers a variety of integrated energy management services, such as system design, project management and installation.

Products

The following is a description of our primary products:

LED lighting products.

Our primary products consist of a broad array of LED lighting products, which includes a variety of fixture configurations for direct replacement of existing luminaires and LED modules that fit into existing luminaires to replace existing light sources (such as light bulbs and tube lamps). All of these LED lighting products are configured to meet customer specifications. Although we offer product series in different price ranges, the fundamental design criterion is to achieve optimal energy efficiency and lifetime performance within budget. Almost all of the LED lighting products we have delivered in the past four years have been equipped with IntelliDim or have the option to add-on IntelliDim in the future. Moreover, most of these LED lighting products are future-proofed with the capability to upgrade with IntelliMesh in the future.

IntelliDim Dynamic Lighting Controller. Our IntelliDim lighting controller is an independent 3-in-1 artificial intelligent lighting controller using sensor modules that includes both a passive infrared sensor, which detects motion by measuring changes in body heat differential in the space (“PIR”), and a light sensor. It is controlled via a smart phone APP providing customized lumen output settings, occupancy detecting and daylight harvesting. Also, the IntelliTorch signal replicator is an accessory used to repeat IntelliDim control signals. It increases the range and clarity of the signal allowing for quick change to setting to large number of sensor modules. The features of our IntelliDim are:

●	Decentralized system. IntelliDim integrates into each luminaire allowing decentralized control per fixture. This plug and play system avoids expensive wiring and complicated controls, and brings individual programming ability to each luminaire without networking. Each IntelliDim can be commissioned through its user friendly smartphone APP.

●	Flexibility. IntelliDim provides the flexibility to commission each luminaire at different light levels in order to meet precisely the required lux level for various space usage. It fully maximizes energy savings and eliminates light pollution.

●	Occupancy and daylight harvesting sensing. IntelliDim features occupancy and daylight harvesting sensing for each individual luminaire. Unlike zone control systems, each luminaire will be responsible for managing its immediate surroundings. All parameters can be easily adjusted through smart phone APP.

●	Constant light output (“CLO”). When setting the required light level, a snapshot of the surrounding light level will be stored in the sensor. The system takes into account the LED light chips deterioration and compensates with additional power to maintain the required light level. This effect eliminates the additional energy consumption and light pollution that typical lighting designs allow for lumens maintenance factor. CLO will maintain the required light from day one with immediate 30% energy savings.

●	Choice of parameters. IntelliDim provides a large selection of parameters with the smartphone APP without involving the complications of wireless network pairings and connections. After choosing the appropriate parameters on the smartphone APP, the IntelliDim settings can be signaled through the smartphone’s flash. Through the settings page on the APP, the user is able to instruct the luminaires in a building to dim in pre-set stages after they no longer detect the presence of people in the area. IntelliDim enables users to choose parameters for luminaire levels, timers, CLO and daylight harvesting.

IntelliMesh Lighting Control Wireless Network. Our IntelliMesh lighting control network operates on Bluetooth communication technology and architecture. It is independent from Wi-Fi. Upon installation of the IntelliMesh device, all the luminaires in a building will be able to communicate, forming an interconnected network - a “mesh” of Bluetooth communication. Other IntelliMesh associated devices, which include a PIR, driver, switches and dimming translator, assist with transformation of the network into a multifunctional infrastructure that allows for future building upgrades with more Bluetooth devices and guaranteed signal strength. Bluetooth is built-in to most personal computers and devices. Thus, unlike Wi-Fi architecture that relies on modems resulting in a single point of failure thereby creating a vulnerability to a system-wide failure, utilization of IntelliMesh means that the chance of a complete failure of all devices is highly improbable.

IntelliMesh allows our customers to execute real-time control on luminaires individually, by zones or by group for lumen output and color temperature, and to configure automation settings such as occupancy timer, daylight harvesting and scheduling. Users can do this on a smartphone or computer APP locally; they also have the option to choose off-site remote control via the internet. In addition, IntelliMesh provides time-keeping functions, which contributes to fully automated circadian lighting solutions, and IntelliMesh establishes the base network for “Connected Ceiling,” allowing other devices to connect in the future.

IntelliMesh Lighting Control System

BLE Mesh network
IntelliMesh APP
Hardware
LED driver
LED light source
BLE node
PIR sensor
Light sensor
Internet
Bluetooth
LAN
Bluetooth
BMS
Remote Devices
energys
Big enough to cope, small enough to care

Other Products.

We offer our customers a variety of other energy-saving retrofit devices and associated technologies, such as valve wraps, boiler optimizations and low carbon heating, as follows:

Dynamic Burner Management Unit. We have expanded our portfolio of energy-saving retrofit products to include a retrofit boiler optimization device, our dynamic burner management unit (the “Dynamic Burner Management Unit”), which can improve the efficiency of boilers without affecting the temperature of the building. Our Dynamic Burner Management Unit’s performance has been independently certified by the Building Research Establishment, Certificate CFP 348, with: (i) typical energy savings of 15-30%; (ii) payback usually achieved in one to two years; and (iii) remote download feature for easy monitoring and reporting of energy savings. Based on BRE testing, there is an energy savings of 10% when room temperature is set at 0C and a savings of 10% when room temperature is set at 10C.

Our Dynamic Burner Management Unit reduces the number of times a boiler cycles. This in turn reduces the overall burn time by reducing the number of times a boiler fires up. Therefore, it is possible to reduce the wasted oil or gas due to incomplete burn at start-up. The Dynamic Burner Management Unit controls eliminate a source of energy waste - the temperature of the building is not affected. Compared with other boiler control systems, such as anti-dry-cycling and temperature compensation, our Dynamic Burner Management Unit saves energy irrespective of how cold the room temperature is or how heavy the boiler load. It is suitable for boilers that are gas or oil fired, 50kW or above and floor standing, including forced draught burner boilers up to 2MW and two-stage firing boilers.

ValveWrap. We offer flexible, re-usable insulation covers for valves, flanges, filters and fittings (the “ValveWrap”). The ValveWrap wraps around plant room equipment so that less heat is wasted. The result is a reduction in carbon emissions and energy costs by cutting gas consumption.

Our ValveWrap covers insulate at temperatures up to 200 degrees Celsius, with covers suitable for higher temperatures. Each ValveWrap consists of a 50mm-thick-foil-backed mineral wool quilt within a casing consisting of an outer cover of Aramid cloth with a triple-coated polymer aluminized coating. Each wrap has an inner cover of woven Aramid cloth with an internal silicon coating. The tie sleeves are made from silicon-coated Aramid cloth with single strand woven fireproof ties. Closures are of aircraft quality hook and loop material and the entire cover in stitched together with Kevlar-coated thread. Our ValveWrap covers are extremely durable and resistant to mechanical wear, meaning they can be re-used several times. They conform to the requirements of BS5422 and meet Building Regulations fire safety guidance (Class 0). Our ValveWraps also qualify for the United Kingdom Enhanced Capital Allowances scheme (the “ECA”) discussed below.

Solar PV. We provide a full supply and installation service for solar photovoltaic cells (“Solar PV”). We use best-in-breed components (solar panels, optimizers), and utilize our extensive project management experience to deliver cost effective solutions for our clients.

EnergysMeter. EnergysMeter is our real-time utility monitoring system, composed of various sensors that collect utility usage information. This information is sent to our Message Queuing Telemetry Transport (“MQTT”) server every minute for storage, and customers can access our web-based application for data analysis, reporting and alerts.

Currently, we have only launched our POWER module, which caters to electricity usage. We use billing grade current transformers (CT) to collect data at electrical distribution boards, or IoT power plugs to collect data from individual appliances. With this POWER module, we help customers understand their usage patterns and adopt behavioral changes to conserve electricity, observe abnormal usage and receive alerts and perform measurements and verifications on our LED lighting upgrade performance. Data is transferred via the onsite WiFi network or an independent mobile network to our cloud-based MQTT server. For security reasons, we can also install our web-based application and server locally behind a firewall.

We are in the process of developing further modules, such as Gas & Water, to widen our applications.

Management believes that to understand accurate patterns of utility use, precise, reliable data on user behavior is required, including before and after comparisons. With the monitoring system, utility consumption can be analyzed utilizing a number of variables, from headcount to floor area to working and non-working days/hours in a building, allowing for data-based decisions on systems adjustments.

Far-Infrared Heating Panel. Our Far-Infrared heating panel (the “Far-Infrared Heating Panel”) brings instant heating comfort irrespective of the ambient temperature. And, with usage of the Far-Infrared Heating Panel, there are substantial energy cost reductions with better thermal comfort. Integrated room thermostats and switching controls optimize energy performance. Further, a web-based monitoring and control system provides real time data.

Services

We provide a range of lighting-related energy management services to our customers, including:

●	comprehensive site assessment, which includes a review of the current lighting requirements and energy usage at the customer’s facility;

●	site field verification, where we perform a test implementation of our energy management system at a customer’s facility upon request;

●	financial utility incentive and government subsidy management, where we assist our customers in identifying, applying for and obtaining available utility incentives or government subsidies;

●	engineering design, which involves designing a customized system to suit our customer’s facility lighting and energy management needs, and providing the customer with a written analysis of the potential energy savings and lighting and environmental benefits associated with the designed system;

●	project management, which involves our working with the electrical contractor in overseeing and managing all phases of implementation from delivery through installation;

●	installation services, which we provide through our national network of qualified third-party installers;

●	complete facility design commissioning of IoT enabled control devices;

●	recycling in connection with our retrofit installations, where we remove, dispose of and recycle our customer’s legacy lighting fixtures; and

●	both preventive and reactive lighting and electrical system maintenance services.

In addition, we have begun to place more emphasis on offering our products under sales-type financing programs under which purchases of our energy management products and systems may be financed through a member-FCA unrelated third-party financing company without recourse to us.

We are also expanding our offering of other energy management services that we believe will represent additional sources of revenue for us in the future. Those services primarily include review and management of electricity bills, as well as management and control of power quality and remote monitoring and control of our installed systems.

Our Customers

We primarily target commercial, governmental, institutional and industrial customers who have warehousing, retail, manufacturing and office facilities. Consistent with market practice, our clients normally award contracts to us on a project-by-project basis that are typically non-recurring in nature. While we continue to seek to diversify our customer base by expanding our distribution channel, we expect to continue to derive a significant percentage of our revenue from contracts with larger or national customers. These contracts are entered into in the ordinary course of business and typically provide that we will deliver products and services on a work order or purchase order basis and that any purchase order may be terminated prior to shipment. Our work orders or contracts may be for discrete projects or may have multi-year terms. These contracts generally do not guarantee that the customer will buy our products or services.

For the fiscal year ended June 30, 2025, one customer accounted for 19.8% of total revenue; for the fiscal year ended June 30, 2024, two customers accounted for 17.9% and 14.4% of total revenue; and for the fiscal year ended June 30, 2023, two customers accounted for 23.3% and 10.4% of total revenue. No other customers accounted for more than 10% of revenue for the fiscal years ended June 30, 2025, 2024 or 2023.

As of June 30, 2025, four customers accounted for 23.3%, 16.2%, 14.6% and 13.0% of the total balance of contracts receivable; as of June 30, 2024, four customers accounted for 21.8%, 13.7%, 10.7% and 10.3% of the total balance of contracts receivable. No other customers accounted for more than 10% of contracts receivable as of June 30, 2025 or 2024.

The amount and concentration of our revenues with customers may fluctuate on a year to year or quarter to quarter basis depending on the number of purchase orders issued by our customers. The loss of a significant customer or the termination of a material volume of purchase orders (or the underlying agreements) could have a material adverse effect on our results of operations.

Vendors

Our major vendors include subcontractors and material suppliers. We engage subcontractors from different trades for works which are generally labor intensive or require specific skill sets so that we can focus on our core competencies. We also purchase certain materials, such as emergency lighting controls, to facilitate our own project works. During the fiscal years ended June 30, 2025   , 2024 and 2023, we did not enter into any long-term contracts with our subcontractors and material suppliers. We have over 15 years of cooperation with our largest vendors (subcontractors and material suppliers) and have established healthy and stable relationships with them, which form a solid source of supply for our operation.

For the fiscal year ended June 30, 2025, two vendors accounted for 17.3% and 12.2% of total purchases; for the fiscal year ended June 30, 2024, one vendor accounted for 17.1% of total purchases; and for the fiscal year ended June 30, 2023, six vendors accounted for 30.5%, 18.4%, 16.0%, 15.9%, 15.0% and 10.6% of total purchases. No other vendors accounted for more than 10% of total purchases for the fiscal years ended June 30, 2025, 2024 or 2023.

As of June 30, 2025, four vendors accounted for 20.6%, 16.0%, 13.0% and 12.9% of the total balance of accounts payable; as of June 30, 2024, two vendors accounted for 23.1% and 10.3% of the total balance of accounts payable. No other vendors accounted for more than 10% of accounts payable as of June 30, 2025 or 2024.

NVL: Sales and purchase cycle

Our Operating Subsidiary, NVL, is the lighting products procurement arm for our Group. NVL identifies supply partners with appropriate OEM capabilities and provides them with all the necessary technical details to produce. Currently, all of our products are manufactured by OEM’s in China to our specifications.

●	Sales Cycle. NVL provides a master price list to ECSL with OEM suppliers, which is updated quarterly. Each update may include adjusting pricing, adding new products and/or removing old products. In the event of technical changes, updates will be processed instantly. For each purchase order issued to the OEM suppliers, NVL will issue a deposit invoice and payment for the order to be effective. Deposit amounts range between 30% to 70% depending on the OEM supplier. The OEM supplier will liaise with its suppliers on component delivery schedules and reconfirm the exact completion date with NVL within 10 days after the purchase order. When goods are ready to dispatch, NVL will pay the remaining balance before collecting the goods from the OEM supplier. NVL uses Multiable and Microsoft Excel as its enterprise resources planning (the “ERP System”).

●	Purchase Orders. When a purchases order is received from ECSL, the logistics team will verify and discuss contents of the order (unit price, product codes & quantities) with ECSL. Upon authorization by the logistics manager, details will be sent to the finance team to request deposit from ECSL. Subsequently, after authorization by the finance manager, the logistics team will generate an internal sales order on the ERP System with the purchase order scanned and stored in the ERP System, which will be emailed to the OEM supplier. After discussing and verifying the contents of the purchase order with the OEM supplier, they will sign and return a copy to NVL to confirm the order. Our logistics team will pass the details on to the finance team to make deposit payments to the OEM supplier. The logistics team will also liaise production schedules between the OEM supplier & ECSL. When the OEM supplier completes production, notifications will be sent to NVL along with a signed quality control (“QC”) report issued by NVL’s quality control team. NVL will issue a dispatch request to the OEM supplier with details on models, quantities and reference purchase orders. Purchase orders are usually delivered in partials and spread across various dispatch requests. Once the OEM supplier verifies the dispatch request, the logistics team will pass the details to the finance team for final balance deposit payment.

●	Shipping. Goods are dispatched through typical sea freight container from Hong Kong or China to the United Kingdom. ECSL’s logistics company will issue details of the container, including the serial number prior to the delivery of the container to the OEM supplier. After loading the container, the OEM supplier will send photos of the container seal and serial number to NVL. The logistics company will send a weighting confirmation note to NVL detailed with the total container weight and serial number. Goods may be dispatched by air freight (PRC to UK). ECSL’s logistics company will collect goods from the OEM supplier with prior notifications of the driver’s name and contact number. The OEM supplier will verify the driver’s name and phone number before releasing goods to the driver. ECSL’s logistics company will verify goods collected via email. Upon goods dispatched, the logistics team will perform three steps simultaneously: (i) generate goods received note (“GRN”) to acknowledge receipt of goods; (ii) generate delivery note (“DN”) for goods delivered to ECSL; and (iii) generate invoice to ECSL. The ownership of the goods by NVL will only be momentary.

●	Quality Control. NVL appoints quality control personnel to examine the following: (i) the assembly line setup and control procedures; (ii) verifying the OEM suppliers’ quality control process on incoming components; and (iii) random product checks on every batch of products manufactured.

●	Warranty. All product designs are provided to the OEM suppliers and all components are specified by brand and model; therefore, the OEM suppliers only provide a 12-month warranty to NVL on workmanship related faulty products. There have been no warranty claims on OEM suppliers in the last three years. NVL provides a seven-year warranty to ECSL subject to returning faulty products to the OEM supplier at their cost. There has not been a warranty claim on NVL in the last three years.

Memberships, Awards and Recognition

The following table sets out our memberships, major awards and accolades received for our outstanding performance in the LED industry:

Year		Entity		Membership, Award or Accolade	Awarding Body

03/14/17		EGL(UK)		Associate Member	The Lighting Industry Academy

07/21/21		ECSL		Certificate of Accreditation	CHAS Contractor-Construction
Compliance with CHAS
(Contractors Health & Safety
Assessment Scheme) in line
with SSIP core criteria and UK
H&S legislation and requirements
of CDM Regulations 2015
CHAS-120113

07/21/21		ECSL		Advanced Certificate of Accreditation
for full compliance with 9 modules
of PAS 91

11/23/21		ECSL		Certificate of Verification	Alcumus SafeContractor
for SafePQQ
WS2919

11/23/21		ECSL		Certificate of Verification	Alcumus SafeContractor
				for SafeContractor Accreditation	Health & Safety Assessment Scheme
WS2919

08/26/22		ECSL	`	Technical Compliance Certificate	ECA
& Associated Quality Management
for electrical installations within
Commercial buildings and
Industrial locations

07/14/22		ECSL		Certificate of Membership	Constructionline Gold Member
Reg. No. 00312051

07/14/22		ECSL		Certificate of Membership	Constructionline Silver Member
Reg. No. 00312051

07/01/22		ECSL		Certificate of Completion	Social Value -Constructionline
Reg. No. 00312051
06/30/22		ECSL		Certificate of Health &	Acclaim Accreditation
Safety Accreditation as
principal contractor
	`			Reg. No. 00312051

07/24/17		ECSL		Certificate of Registration	NQA Global Certification Body
for quality management systems
ISO 9001:2015*

06/16/06		ECSL		Certificate of Assessment	Building Research Establishment
CFP 348 Issue: 03
for the Dynamic Burner
Management Unit and Electronic
Dynamic Burner Management Unit

11/11/19	ECSL	Certificate of Registration	UK Environment Agency
under the Waste Regulations
2011 as upper tier Waste Carrier,
Broker and Dealer
Reg. No. CBDU144399

7/24/2017	ECSL	Certificate of Registration	NQA Certification Limited
for Environmental Management
System regarding supply and
installation of energy efficient
products ISO 14001:2015**
Cert. No. IMS-2323-E

01/2021	ECSL	RecoLight Member	RecoLight Limited
Reg. No. WEE/AC2450YY

01/02/2020	ECSL	Certificate Data Protection Office	Information Commissioner’s Office
Ref. No. ZA602994

*ISO: 9001:2015 (Quality Management Systems) requirements with guidance for usage. It specifies the requirements for quality management systems when an organization: (i) needs to demonstrate its ability to consistently provide products and services that meet customer and applicable statutory and regulatory requirements; and (ii) aims to enhance customer satisfaction through the effective application of the system, including processes for improvement of the system and the assurance of conformity with customer and applicable statutory and regulatory controls.

**ISO 14001:2015 (Environmental Management Systems) requirements with guidance for usage. It specifies the requirements for an environmental management system that an organization can use to enhance its environmental performance.

United Kingdom Governmental Programs and Funds

The United Kingdom government has implemented several measures to support reducing energy consumption, dependence on fossil fuels and energy costs. Certain of these programs include making available an additional GBP15 billion over existing support measures to protect against the impact of rising global energy prices. While many of these programs are designed to assist homeowners, many others, including those described below, target public buildings.

●	The Public Sector Decarbonization Scheme is a fund dedicated to heat decarbonization and capital energy efficiency projects in non-domestic public sector buildings across England, such as hospitals, libraries, museums and the Ministry of Defence (“MOD”) estate. The funding is provided by the Department for Energy Security and Net Zero (DESNZ) and the scheme is delivered by Salix Finance. Salix Finance is wholly-owned by the government and operates as a non-departmental under DESNZ. It is the delivery body for the government’s PSDS project which provides grant funding to public sector organizations for decarbonization and energy efficient projects to reduce greenhouse gas emissions from public sector buildings. Salix Finance’s funding schemes provide funding to enable the delivery of capital energy efficiency to public sector non-domestic buildings, including central government departments and non-departmental public bodies in the United Kingdom.

The PSDS supports the aim of reducing emissions from public sector buildings by 75% by 2037 compared to a 2017 baseline, as set out in the 2021 Net Zero and Heat and Building strategies. Phase 1 of the Public Sector Decarbonization Scheme provided GBP1 billion in grants over the financial years 2020-2021 and 2021-2022 as part of the Chancellor’s Plan for Jobs 2020 commitment to support the UK’s economic recovery from COVID-19. It aimed to support up to 30,000 jobs in the low carbon and energy efficiency sectors and reduce carbon emissions from the public sector. Phase 2 of the Public Sector Decarbonization Scheme provided GBP75 million of grant funding for the financial year 2021-2022. It had a stronger focus on heat decarbonization than Phase 1 in order to deliver greater carbon emission reductions. It supported the public sector in taking a ‘whole building’ approach when decarbonizing their estates. Phase 3 of the Public Sector Decarbonization Scheme will provide GBP1.425 billion of grant funding over the financial years 2022-2023 to 2024-2025, through multiple application windows. The first Phase 3 application window, Phase 3a, closed to new applications in November 2021. The second Phase 3 application window, Phase 3b, will provide up to GBP635 million of funding over the financial years 2023-2024 to 2024-2025. The application window for Phase 3b closed on October 31, 2022.

●	The British Energy Security Strategy is part of an overall movement to create energy security building on the commitments set out in the Prime Minister’s 10 Point Plan, the Energy White Paper, the Heat and Buildings Strategy and the Net Zero Strategy.

●	Publishing the landmark Heat and Buildings Strategy with an accompanying GBP3.9 billion of support.

●	Investment of more than GBP1.4 billion to upgrade public sector buildings, including installation of LED lighting and other energy-saving products.

●	Zero-rating VAT until March 31, 2027 on the installation of energy saving materials, including insulation and low carbon heating, saving between GBP1000-GBP2000 on the costs of air source heat pumps.

●	United Kingdom Boiler Upgrade Scheme. The Boiler Upgrade Scheme (the “BUS”) supports the decarbonization of heat in buildings. DENZ is responsible for BUS’ policy and legislation, which is set forth in the Boiler Upgrade Scheme (England and Wales) Regulations 2022. The BUS provides upfront capital grants to support the installation of heat pumps and biomass boilers in homes and non-domestic buildings in England and Wales. The administrator of BUS is the Office of Gas and Electricity Markets (“OFGEM”), which operates within a statutory framework set by Parliament and is the UK’s independent energy regulator. OFGEM works with government, industry and consumer groups to deliver a net-zero economy at the lowest cost to consumers. OFGEM’s responsibilities as the administrator of BUS include: (i) publishing procedural guidance to prospective installers and property owners; (ii) processing voucher applications and voucher redemption applications; (iii) making payments to installers following successful voucher redemption applications; (iv) publishing reports regarding BUS’ operations; and (v) monitoring and enforcing compliance with the requirements of the regulations.

●	BRE Report December 2022: Decarbonising Heat in Britain’s Buildings (the “BRE Report”) issued by Building Research Establishment Limited (“BRE”). The BRE Report reflects that heating buildings in the United Kingdom creates 23% of the UK’s total greenhouse gas emissions, and that heat decarbonization is essential to ensure the long term security of the energy system and achieving net zero by 2050. The BRE Report details three steps to decarbonizing buildings: (i) improving the energy efficiency of buildings; (ii) installing low carbon heating systems in homes, business premises and communities; and (iii) introducing smart, flexible heating technologies.

●	Introducing a package of measures through the Boiler Upgrade Scheme with GBP450 to increase deployment of heat pumps to 600,000 installations per year by 2028, and expanding heat networks through the Green Heat Networks Fund and designating heat network zones.

●	The United Kingdom’s Enhanced Capital Allowances Scheme (the “ECA”) for energy saving and environmentally beneficial technologies, which has been in effect since 2016, incentivizes businesses to purchase designated plant and machinery in order to use energy efficiently, reduce water use and improve water quality. The ECA encourages investment in the most efficient plants and machinery by allowing 100% of the cost of an investment in qualifying plant and machinery to be written off against the taxable income for the period in which the investment in made, thus improving cash flow for businesses.

Competition

The market for energy-efficient lighting products and services is fragmented. We face strong competition from manufacturers and distributors of LED lighting products and services as well as electrical contractors. We compete primarily on the basis of technology, cost, performance, quality, customer experience, energy efficiency, customer service and marketing support. There are a number of lighting fixture manufacturers that sell LED and HID products that may compete with our LED lighting product lines. Lighting companies such as Osram, Synergy and Helvar are some of our main competitors within the commercial office, government institutional, retail and industrial markets. We are also facing increased competition from manufacturers in low-cost countries.

We also face competition from companies who provide energy management services. Some of these competitors, such as Tridonic and Honeywell International, provide basic systems and controls designed to further energy efficiency.

Intellectual Property

Our business is dependent on a combination of trademarks, domain names, trade names, trade secrets and other proprietary rights in order to protect our intellectual property rights. As of the date of this Annual Report, we have not applied for any United Kingdom patents. The unpatented technologies cover various innovative elements of our LED products, including our LED fixtures. Our products allow for a significantly quicker installation when compared to competitors’ commercial office lighting products. Our smart lighting controls allow our lighting fixtures to selectively provide a targeted amount of light where and when it is needed most.

We believe that our product portfolio as a whole is material to our business. We also believe that it may be necessary to proceed with patent applications   covering our ability to manage the thermal and optical performance of our lighting products, which are material to our business, and that the absence of patent protection could significantly and adversely affect our business, operating results and prospects. Our know-how in methodologies and processes used in our business operations, such as in the supply of an in-house specialist team to install LED lighting in an energy efficient manner, are not patentable. However, the products and technology used in our products, such as in the air purifying machines and LED lighting, are capable of patent protection and registered design protection.

Trademarks. EGL(UK) and ECSL currently hold the following trademarks:

EGL(UK)

Country	Number	Class	Type of goods or services	Renewal date
UK	UK00003490239	9, 11, 35	Word - “IntelliDim”	May 15, 2030
UK	UK009121401/009121419		Word - “Energys”	May 30, 2030

ECSL

Country	Number	Class	Type of goods or services	Renewal date
UK	UK0000243648	11, 16, 35	Words - “SAVE IT EASY”	October 24, 2026
UK	UK00909093493	9, 11, 16, 35	Words - “Save it Easy”	May 10, 2030

Domain Names. As of the date of this Annual Report, we have registered the following domain names: (i) www.energyshk.com (currently inactive); and (ii) www.energysgroup.com (owned by ECSL).

Our Growth Strategies

In fiscal 2023, we continued to successfully capitalize on our capability of being a full-service provider of LED lighting and controls systems with design, build, installation and project management services, including being awarded large additional projects for major national accounts. To build on this success, we are modifying our business strategy to further leverage this unique capability, while making targeted additions to the scope and nature of our products and services to enhance the value we can provide to our customers. In particular, we are working to develop recurring revenue streams, including lighting as a service (LaaS), with an emphasis on utilizing control sensor technology to collect data and assist customers in the digitization of this data, along with other potential services. We also plan to expand our “smart-building” and “connected ceiling” IoT capabilities, along with related software and control technology products and services offerings. While we intend to pursue these expansion strategies organically, we also are actively exploring potential acquisitions that could accelerate our progress. Our ability to achieve our desired revenue and profitability goals depends on our ability to effectively execute on the following key strategic initiatives:

Focus on marketing our LED retrofit capabilities to existing built infrastructure and large national account customers.

The market from existing infrastructure is far larger than that from newly constructed buildings, and is, therefore, our primary target for generation of revenue. We believe one of our competitive advantages is our ability to deliver full LED lighting project capabilities starting with energy audits and site assessments that lead to custom engineering and manufacturing through to fully managed installations. These attributes coupled with our superior customer service, high quality designs and expedited delivery responsiveness resulted in contracts to retrofit multiple locations, including significant national accounts, beginning in fiscal 2021 that has continued into fiscal 2023 and will continue into fiscal 2024.

Continue product innovation.

We continue to innovate and develop lighting fixtures and features that address specific customer requirements, while also working to maintain a leadership position in energy efficiency, smart product design and installation benefits. We encourage our customers to reinvest their savings into smart controls to improve operational flexibilities and enhance user experience. We continue to deepen our capabilities in the integration of smart lighting controls. Our goal is to provide state-of-the-art lighting products with modular plug-and-play designs to enable lighting system customization from basic controls to advanced IoT capabilities.

Leverage our smart lighting systems to support Internet of Things applications.

We believe we are ideally positioned to help customers to efficiently deploy new Internet of Things (“IoT”) controls and applications by leveraging the smart capabilities of their solid state lighting system. IoT capabilities can include the management and tracking of facilities, personnel, resources and customer behavior, driving both sales and lowering costs. As a result, these added capabilities provide customers an even greater return on investment from their lighting system and make us an even more attractive partner, providing our customers with a path to digitization for their business operations.

Expand maintenance service offerings.

We believe we can leverage our construction management process expertise to develop a high-quality, quick-response, multi-location maintenance service offering. Our experience with large national customers and our large installed base of fixtures position us well to extend a maintenance offering to past and current customers, as well as to new customers. Development of this recurring revenue stream is progressing and we believe there is significant market opportunity.

Moreover, the need for smart cities and infrastructure is certainly a major trend throughout countries worldwide. The lighting network is considered the highest coverage network within an infrastructure. We strive to make use of the lighting network to fulfill the basis of data collections and equipment controls through artificial intelligence and to manage all other equipment of the infrastructure.

Support success of our agent driven distribution sales channels.

We continue to focus on building our relationships and product and sales support for our agent driven distribution channels. These efforts include an array of product and sales training efforts as well as the development of new products to cater to the unique needs of these sales channels. Moreover, energy saving performance contracts enable all of our customers to pay for the equipment with no up-front payments. A portion of the savings contributes to the payment over a period. It is one of our strategies to align green funds with direct projects to create mutual benefits.

Expand our product offerings.

We are constantly reviewing the market for opportunities involving low carbon technologies. Currently, of particular interest are Solar PV and electric heating. Management believes that these two technologies can potentially add as much as 30% to our revenues over the next two to three years as customers continue to strive both to reduce their carbon footprint and to contend with the financial challenges of high energy costs.

Expand into other geographic markets.

We intend to establish a presence in both the United States and in Europe, although we have not yet developed a solid or detailed plan for the expansion into either the United States or Europe as of the date of this Annual Report.

We anticipate establishing an operating subsidiary in the U.S. that will serve as the primary distributor of our products. It will be responsible for holding inventory for use in the U.S. and for ordering on central manufacturing. We will identify and enter into distribution agreements with local partners in individual states (or groups of states) who already have businesses capable of delivering energy efficiency solutions or electrical work to their customers. Each of those partners will have an exclusive territory and we will channel all sales through them. The Energys subsidiary will provide sales and marketing support and will help our U.S. partners with the design and specification of solutions for their customers. It will also be responsible for ensuring that our U.S. partners follow all of Energys’ best practices and that they benefit from our project experience. Initially, we intend to target specific states such as California and East Coast states, depending on our success in finding appropriate partners.

As for the European market, we anticipate utilizing our expanded sales team in the United Kingdom to market and sell our products and services to individual customers with country-wide infrastructures. We then anticipate servicing our European customers as much as possible from the UK.

Although we intend to expand into both the U.S. and the European markets within the next few years, there can be no assurance that we will succeed in doing so within that timeframe, or at all. In addition, when and if we do expand into either or both of those markets, there can be no assurance that we will do so by the methods described herein or that our operations in either of those markets will be profitable.

Real Property

A description of our real properties follows:

Owned properties

AGL owns an office unit in Hong Kong, which is located at Unit 6, 12th Floor, W50, 50 Wong Chuk Hang Road, Wong Chuk Hang, Hong Kong. The property, consisting of approximately 630 square feet, is leased to an unrelated third party for an annual rental of HKD144,000, payable monthly, plus a HKD24,000 security deposit. The lease terminates on February 28, 2027.

CLL owns an office unit in Hong Kong, which is located at Unit 7, 12th Floor, W50, 50 Wong Chuk Hang Road, Wong Chuk Hang, Hong Kong. The property, consisting of approximately 675 square feet, is leased to an unrelated third party for an annual rental of HKD138,000, payable monthly, plus a HKD36,000 security deposit. The lease terminates on August 31, 2026.

LPL owns an office unit in Hong Kong, which is located at Unit 8, 12th Floor, W50, 50 Wong Chuk Hang Road, Wong Chuk Hang, Hong Kong. The property, consisting of approximately 675 square feet, is leased to an unrelated third party for an annual rental of HKD144,000, payable monthly, plus a HKD24,000 security deposit. The lease terminates on April 10, 2026.

PML owns an office unit in Hong Kong, which is located at Unit 9, 12th Floor, W50, 50 Wong Chuk Hang Road, Wong Chuk Hang, Hong Kong. The property, consisting of approximately 698 square feet, is leased to an unrelated third party for an annual rental of HKD144,000, payable monthly. The lease terminates on October 31, 2026.

Leased properties

United Kingdom

Franklyn House Tenancy. On March 28, 2023, ECSL entered into a tenancy at will (the “Franklyn House Tenancy”) with Trexford Properties Limited (“Trexford”) pertaining to the part ground floor and first floor, Units 2, 3, 5 and 6 Franklyn House, Daux Road, Billingshurst, West Sussex, RH14 9SJ, consisting of an aggregate of approximately 4535 square feet. In accordance with the terms of the Franklyn House Tenancy, ECSL must pay Trexford (i) GBP8,750 per quarter, exclusive of value-added tax (“VAT”); (ii) a fair and reasonable proportion of any insurance premiums and any fees and other expenses that Trexford reasonably incurs; and (iii) an applicable service charge as charged by the service provider or determined by Trexford. Rental payments under the tenancy at will commenced March 28, 2023 with subsequent rental payments due quarterly. ECSL’s occupancy of the property may be terminated by either party at any time due to the nature of the tenancy. The Company utilizes the premises for office space.

Hong Kong

Meyer Manufacturing Co. Limited (“Meyer”). On March 31, 2017, EGL(HK) entered into a series of leases with Meyer relating to Unit A, 4/F, Meyer Industrial Building, 2 Chong Yip Street, Kwun Tong, Kowloon, consisting of approximately 6,700 square feet. The current lease is for the period from April 1, 2025 through March 31, 2027 and provides that between April 1, 2026 and March 31, 2027 either party may terminate the lease with no penalty upon 2 months’ notice to the other party. The lease provides for monthly rent in the amount of HK$84,000, plus a security deposit of HK$168,000.

Essential Property Company Limited (“Essential”). NVL leased a property located at Unit B, 2/F, Meyer Industrial Building, 2 Chong Yip Street, Kwun Tong, Kowloon from Essential from January 13, 2023 to June 30, 2025, when the lease for the property was terminated by NVL in accordance with its terms, which provided that either party may terminate the lease with no penalty upon two months’ notice to the other party. The lease provided for monthly rent in the amount of HK$48,000, plus a security deposit of HK$96,000. The property consists of 3,000 square feet and was utilized by NVL for warehouse space.

Employees

As of June 30, 2025, we have 38 full time employees ranging from 20 years of service to less than a year.

	No. of Full-Time Employees
	June 30, 2023	June 30, 2024	June 30, 2025
United Kingdom	18	26	23
Hong Kong	15	15	15
Total	33	41	38

Employees are not represented by a labor organization or covered by collective bargaining agreements. We consider our labor practices and employee relations to be good and, to date, we have not experienced any significant labor disputes.

Insurance

We maintain property insurance policies covering our equipment and facilities in accordance with customary industry practice. We carry occupational injury, medical, pension, maternity and unemployment insurance for our employees, in compliance with applicable regulations. We carry general business interruption or “key person” insurance on Michael Lau, our Chief Technology Officer and a director. We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on other “key persons” on commercially reasonable terms makes it impractical. We consider our insurance coverage to be sufficient for our business operations both at home and abroad. We will continue to review and assess our risk portfolio and make any necessary and appropriate adjustments to our insurance practices to align with our needs and with industry practice in the United Kingdom and Hong Kong and in the markets in which we operate.

Litigation and Other Legal Proceedings

As of the date of this Annual Report, we know of no material, active, pending or threatened proceeding against us or our subsidiaries, nor are we, or any of our subsidiaries, involved as a plaintiff or defendant in any material proceeding or pending litigation.

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation, or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Laws And Regulations Relating To Our Business In the United Kingdom

Laws and regulations relating to our business operations

Data Security Protection

Our data collection and processing activities currently are not but, in the future, may be governed by restrictive regulations governing the use, processing and, in certain jurisdictions, cross-border transfer of personal information. We may be subject to European and UK and other foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security). We have offices and personnel located in the United Kingdom and have conducted substantial operations subjecting us to privacy restrictions and data protection requirements. The collection and use of personal health data in the EU are governed by the provisions of the General Data Protection Regulation (“GDPR”), as well as other national data protection legislation in force in relevant Member States (including the UK GDPR and the Data Protection Act 2018 in the UK).

However, further to the UK’s exit from the EU on January 31, 2020, the GDPR ceased to apply in the UK at the end of the transition period on December 31, 2020. As of January 1, 2021, the UK’s European Union (Withdrawal) Act 2018 incorporated the GDPR (as it existed on December 31, 2020 but subject to certain UK specific amendments) into UK law, referred to as the UK GDPR. The UK GDPR and the UK Data Protection Act 2018 set out the UK’s data protection regime, which is independent from but aligned to the EU’s data protection regime. Non-compliance with the UK GDPR may result in monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher. Although the UK is regarded as a third country under the EU’s GDPR, the European Commission (the “EC”), has now issued a decision recognizing the UK as providing adequate protection under the EU GDPR and, therefore, transfers of personal data originating in the EU to the UK remain unrestricted. Like the EU GDPR, the UK GDPR restricts personal data transfers outside the UK to countries not regarded by the UK as providing adequate protection. The UK government has confirmed that personal data transfers from the UK to the EEA remain free flowing.

These laws impose a broad range of strict requirements on companies subject to the GDPR, such as including requirements relating to having legal bases for processing personal data relating to identifiable individuals and transferring such information outside the European Economic Area, or EEA (or in the case of the UK GDPR, outside the UK), providing details to those individuals regarding the processing of their personal data, implementing safeguards to keep personal data secure, having data processing agreements with third parties who process personal data, providing information to individuals regarding data processing activities, responding to individuals’ requests to exercise their rights in respect of their personal data, obtaining consent of the individuals to whom the personal data relates, reporting security and privacy breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments, and record-keeping. The GDPR may impose additional responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. This may be onerous and adversely affect our business, financial condition, results of operations and prospects. Although the UK is regarded as a third country under the EU’s GDPR, the European Commission has now issued a decision recognizing the UK as providing adequate protection under the EU’s GDPR and, therefore, transfers of personal data originating in the EU to the UK remain unrestricted. Like the EU’s GDPR, the UK’s GDPR restricts personal data transfers outside the UK to countries not regarded by the UK as providing adequate protection. The UK government has confirmed that personal data transfers from the UK to the EEA remain free flowing.

To enable the transfer of personal data outside the EEA or the UK, adequate safeguards must be implemented in compliance with European and UK data protection laws. On June 4, 2021, the EC issued new forms of standard contractual clauses for data transfers from controllers or processors in the EU/EEA (or otherwise subject to the GDPR) to controllers or processors established outside the EU/EEA (and not subject to the GDPR). The new standard contractual clauses replace the standard contractual clauses that were adopted previously under the EU Data Protection Directive. The UK is not subject to the European Commission’s new standard contractual clauses but has published a draft version of a UK-specific transfer mechanism, which, once finalized, will enable transfers from the UK. Following a ruling from the Court of Justice of the EU, in Data Protection Commissioner v Facebook Ireland Limited and Maximillian Schrems, Case C-311/18 (“Schrems II”), companies relying on standard contractual clauses to govern transfers of personal data to third countries (in particular the United States) will need to assess whether the data importer can ensure sufficient guarantees for safeguarding the personal data under GDPR. This assessment includes assessing whether third party vendors can also ensure these guarantees. We will be required to implement these new safeguards if and when we conduct restricted data transfers under the EU and UK GDPR and doing so will require significant effort and cost.

If we are investigated by a European data protection authority, we may face fines and other penalties, including bans on processing and transferring personal data. EU data protection authorities have the power to impose administrative fines for violations of the GDPR of up to a maximum of €20 million or 4% of the data controller’s or data processor’s total worldwide global turnover for the preceding fiscal year, whichever is higher, and violations of the GDPR may also lead to damages claims by data controllers and data subjects. Such penalties are in addition to any civil litigation claims by data controllers, clients, and data subjects. As such, we will need to take steps to cause our processes to continue to be compliant with the applicable portions of the GDPR, but we cannot assure you that we will be able to implement changes in a timely manner or without significant disruption to our business, or that such steps will be effective, and we may face the risk of liability under the GDPR.

The UK has additional privacy and consumer protection laws, such as the Privacy and Electronic Communications Regulations, to which our marketing messages to actual or potential UK-based customers may also be subject.

We are fully aware that cybersecurity threats, privacy breaches, insider threats or other incidents and malicious internet-based activity continue to increase, evolve in nature and become more sophisticated. Information security risks for companies such as ours have significantly increased in recent years in part because of the proliferation of new technologies, the use of internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, as well as nation-state and nation-state-supported actors. Many companies that provide services similar to ours have also reported a significant increase in cyberattack activity since the beginning of the COVID-19 pandemic.

In addition, because we may utilize a third-party contractor to provide these services to us, including cloud, software, data center and other critical technology to collect and maintain personal data on our shareholders, we rely heavily on the data security practices and policies adopted by these third-party service providers. Our ability to monitor our third-party service providers’ data security is limited. A vulnerability in our or our third-party service providers’ software or systems, a failure of our third-party service providers’ safeguards, policies or procedures, or a breach of a software or systems could result in the compromise of the confidentiality, integrity or availability of the data housed. We cannot guarantee that any similar incidents may not occur and adversely affect our shareholders. We and our third-party service providers and partners may be unable to anticipate or prevent techniques used in the future to obtain unauthorized access or to sabotage systems and cannot guarantee that applicable recovery systems, security protocols, network protection mechanisms and other procedures are or will be adequate to prevent network and service interruption, system failure or data loss. In addition, we may also become liable in the event our or our third-party service providers are subject to security breaches, privacy breaches or other cybersecurity threats. This could expose us to a risk of litigation, indemnity obligations and damages, cause us to incur significant liability and financial loss and be subject to regulatory scrutiny, investigations, proceedings and fines and penalties, and require us to expend significant capital and other resources to alleviate problems caused by any such cybersecurity attack or other security breach or incident and implement additional security measures.

Data Protection Policy

On November 1, 2022, EGL(UK) and ECSL established a data protection policy (the “Data Protection Policy”) and a data breach response plan (the “Data Breach Response Plan”). The personal data that EGL(UK) and ECSL processes to provide their services relates to its clients and other individuals as necessary, including employees and suppliers. Our Data Protection Policy sets out our commitment to ensuring that any personal data, including special category personal data, which EGL(UK) processes, is carried out in compliance with data protection laws. It also ensure that good data protection practice is imbedded in the culture of our staff and organization.

The principles of our Data Protection Policy are:

●	It is processed lawfully, fairly and in a transparent manner in relation to the data subject.

●	It is collected for specified, explicit and legitimate purposes and not further processed in a manner that is incompatible with those purposes (purpose limitation).

●	It is all adequate, relevant and limited to what is necessary in relation to the purposes for which they are processed (data minimization).

●	It is all accurate and where necessary kept up to date and that reasonable steps will be taken to ensure that personal data that are inaccurate, having regard to the purposes for which they are processed, are erased or rectified without delay (accuracy).

●	It is kept in a form which permits identification of data subjects for no longer than is necessary for the purposes for which the personal data are processed (storage limitations).

●	It is processed in a manner that ensures appropriate security of the personal data including protection against unauthorized or unlawful processing and against accidental loss, destruction or damage, using appropriate technical or organizational measures (integrity and confidentiality).

In recognition that a personal data breach can have a range of adverse effects on individual, serious repercussions for organizations, their employees and customers, reputational damage, loss of business and possible disciplinary actions, including financial penalties we must be able to detect, investigate, risk assess and record any breaches and report them as appropriate. On November 1, 2022, we created and adopted our Data Breach Response Plan. In accordance with the Data Breach Response Plan, as part of an investigation, we will look into the following: (i) what is the data breach; (ii) how did it happen; (iii) why did it happen: (iv) who was involved; and (v) how can this be prevented in the future. All data breaches must be recorded regardless of whether or not they need to be reported to the Information Commission’s Office. These are recorded in the data breach register.

According to the ICO, a personal data breach means a breach of security leading to the accidental or unlawful destruction, loss, alteration, unauthorized disclosure of or access tom personal data. Under the governmental regulations, the ICO must be notified of a data breach if it is likely to result in a risk to the rights and freedoms of individuals.

As of the date of this Annual Report, we currently do not maintain cybersecurity insurance, and in the event we were to seek to obtain such insurance coverage, it may not be available on acceptable terms or may not be available in sufficient amounts to cover one or more large claims in connection with cybersecurity liabilities. Insurers could also deny coverage as to any future claim.

Laws and regulations relating to employment

There are generally three employment statuses in the UK: employees, workers and self-employed contractors. While employees are provided with the majority of labor law protections, workers are also afforded some of the protections afforded to employees. The most prominent pieces of labor legislation in the UK are: the Employment Rights Act 1996, the National Minimum Wage Act 1998 and the Equality Act 2010.

Employment Rights Act 1996

All employees and workers have a right to receive a written contract on the first day of their employment. The Employment Rights Act 1996 sets out specific terms that must be included in the contract, such as salary, working hours and notice periods. The Employment Rights Act 1996 also affords employees with two or more years of continuous service with the right not to be unfairly dismissed. An employee with more than two years of service can only be fairly dismissed if it is because of their capability, conduct or a statutory restriction and the employer follows a fair procedure leading up to the dismissal.

While the above right only applies to those employees with more than two years of service, all employees have the right not to be automatically unfairly dismissed. This would occur if, for example, an employee made a protected disclosure to their employer and was dismissed for doing so. The Employment Rights Act 1996 also includes provisions regarding unlawful deductions of wages, parental leave and redundancy rights.

National Minimum Wage Act 1998

The National Minimum Wage Act 1998 sets minimum salaries for employees based on age. If an employer fails to pay an employee at least the national minimum wage, an employer could receive a fine from HMRC and possibly also a criminal sanction.

Equality Act 2010

The Equality Act 2010 protects employees from less favorable treatment, harassment or dismissal because of or related to a protected characteristic (age, disability, gender reassignment, marriage and civil partnership, race, religion or belief, sex and sexual orientation).

The UK has a specific court, the Employment Tribunal, that deals with claims brought by employees. Tribunal awards are typically capped at around 1 years’ salary or c. £90,000 (currently) but certain claims, such as discrimination and automatically unfair dismissal are uncapped. Any claims brought by employees need to be brought within three months of the dismissal or other alleged act.

Laws And Regulations Relating To Our Business In Hong Kong

Consumer Goods Safety Ordinance

The Consumer Goods Safety Ordinance (Chapter 456 of the Laws of Hong Kong) (the “Consumer Goods Safety Ordinance”) imposes a duty on manufacturers, importers and suppliers of certain consumer goods to ensure that the consumer goods they supply are safe and for incidental purposes.

Our products are regulated by the Consumer Goods Safety Ordinance and the Consumer Goods Safety Regulation (Chapter 456A of the Laws of Hong Kong) (the “Consumer Goods Safety Regulation”).

Section 4(1) of the Consumer Goods Safety Ordinance requires consumer goods to be reasonably safe having regard to all of the circumstances including (a) the manner in which, and the purpose for which the consumer goods are presented, promoted or marketed; (b) the use of any mark in relation to the consumer goods, instructions or warnings given for the keeping, use or consumption of the consumer goods; (c) reasonable safety standards published by a standards institute or similar bodies for consumer goods of the description which applies to the consumer goods or for matters relating to consumer goods of that description; and (d) the existence of any reasonable means to make the consumer goods safer (taking into account the cost, likelihood and extent of any improvement).

According to section 2(1) of the Consumer Goods Safety Regulation, where consumer goods on their packages are marked with, or where any labels affixed to or any documents enclosed in their packages contain, any warning or caution regarding the safe keeping, use, consumption or disposal, such warning or caution shall be in both the English and the Chinese languages. Such warnings and cautions, as required by section 2(2) of the Consumer Goods Safety Regulation, shall be legible and be placed in a conspicuous position on (a) the consumer goods; (b) any package of the consumer goods; (c) a label securely affixed to the package; or (d) a document enclosed in the package.

Sale of Goods Ordinance

The Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) (the “Sale of Goods Ordinance”) provides, inter alia, that where a seller sells goods in the course of a business, there is an implied condition that (a) where the goods are purchased by description, the goods shall correspond with the description; and (b) the goods supplied are of merchantable quality, which requires among other things, that the goods be fit for the purpose for which goods of that kind are commonly bought, and free from defects (including minor defects). Otherwise, a buyer has the right to reject defective goods unless he or she has a reasonable opportunity to examine the goods.

The Sale of Goods Ordinance provides implied terms for the standard of goods sold by our Group to its customers. A breach of the terms may give rise to a civil action for breach of contract by customers. However, no criminal liability arises from a breach of the implied terms.

Trade Descriptions Ordinance

The Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (the “Trade Descriptions Ordinance”) prohibits false trade description, false, misleading or incomplete information, false statements, etc. in respect of goods offered in the course of trade. Therefore, all of the products sold by our Group are required to comply with the relevant provisions of the ordinance.

Section 2 of the Trade Descriptions Ordinance provides, inter alia, that “trade description” in relation to goods means an indication, direct or indirect, and by whatever means given, of certain matters (including among other things, quantity, method of manufacture, composition, fitness for purpose, availability, compliance with a standard specified or recognized by any person, price, their being of the same kind as goods supplied to a person, place or date of manufacture, production, processing or reconditioning, person by whom manufactured, produced, processed or reconditioned, etc.), with respect to any goods or parts of the goods; and in relation to services means an indication, direct or indirect, and by whatever means given, of certain matters (including among other things, nature, scope, quantity, fitness for purpose, method and procedures, availability, the person by whom the service is supplied, after-sale service assistance, price, etc.).

Section 7 of the Trade Descriptions Ordinance makes it an offense for any person to, in the course of a trade or business, apply a false trade description to any goods or supply or offer to supply any goods to which a false trade description is applied; or has in his possession for sale or for any purpose of trade or manufacture any goods to which a false trade description is applied.

Section 7A provides that a trader who applies a false trade description to a service supplied or offered to be supplied to a consumer, or supplies or offers to supply to a consumer a service to which a false trade description is applied, commits an offense.

Sections 13E, 13F, 13G, 13H and 13I provide that a trader who engages in relation to a consumer in a commercial practice that (a) is a misleading omission; (b) is aggressive; (c) constitutes bait advertising; (d) constitutes a bait and switch; or (e) constitutes wrongly accepting payment for a product, commits an offense.

In accordance with section 18 of the Trade Descriptions Ordinance, a person who commits an offense under sections 7, 7A, 13E, 13F, 13G, 13H or 13I shall be subject, on conviction on indictment, to a fine of HK$500,000 and to imprisonment for five years, and on summary conviction, to a fine at HK$100,000 and to imprisonment for two years.

Item 4A. Unresolved Staff Comments

Not Applicable

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the Company’s consolidated financial statements appearing elsewhere in this Annual Report.

Overview

Our subsidiary, ECSL, is an energy service company (“ESCO”) founded in the United Kingdom with over 23 years of experience in energy-saving products and applications, including product distribution, research and development, sales and services. Through ECSL, we principally provide end-to-end customized solutions and services involving the retrofitting of existing infrastructures to reduce CO2 emissions and to reduce costs for the customer.

Our revenues were GBP6,892,544 (US$9,457,387), GBP9,601,471 (US$12,136,259) and GBP6,005,563 (US$7,632,470) for the fiscal years ended June 30, 2025, 2024 and 2023, respectively. We recorded net losses of GBP2,075,534 (US$2,847,879), GBP1,109,005 (US$1,401,827) and GBP2,284,466 (US$2,903,328) for the fiscal years ended June 30, 2025, 2024 and 2023, respectively.

Key Factors Affecting the Results of Our Group’s Operations

Our results of operations and financial condition have been, and are expected to continue to be, affected by a number of factors which are set forth below:

●	Our ability to deliver products to our customers in a timely manner and to satisfy our customers’ fulfillment standards, which abilities are themselves subject to several factors, some of which are beyond our control;

●	Our ability to enter into new sales contracts with our customers; and

●	Our ability to compete successfully in the global marketplace, which will require us to develop and introduce innovative new products to meet changing consumer preferences.

Results of Operations

For the Fiscal Years Ended June 30, 2023, 2024 and 2025

SUMMARY OF RESULTS OF OPERATIONS

FOR THE FISCAL YEARS ENDED JUNE 30, 2023, 2024 AND 2025

	For the year ended June 30,
	2023	2024	2025	2025
	GBP	GBP	GBP	US$

REVENUES	6,005,563	9,601,471	6,892,544	9,457,387
COSTS AND EXPENSES
Cost of revenues	(4,920,593)	(7,458,966)	(5,483,186)	(7,523,581)
Selling and marketing expenses	(161,806)	(103,303)	(188,274)	(258,334)
Employee compensation and benefits	(1,107,518)	(1,148,814)	(1,370,381)	(1,880,325)
Depreciation	(140,784)	(136,027)	(143,986)	(197,566)
General and administrative expenses	(943,827)	(820,771)	(1,068,834)	(1,466,567)
Research and development expenses	(256,986)	(260,708)	(129,090)	(177,127)
(Provision of) reversal of expected credit loss	(30,836)	94,023	(247,523)	(339,631)
LOSS FROM OPERATIONS	(1,556,787)	(233,095)	(1,738,730)	(2,385,744)
OTHER INCOME (EXPENSES)
Other income, net	88,992	54,867	382,048	524,215
Gain on termination of life insurance policies	-	10,559	-	-
Interest expenses	(382,008)	(502,959)	(621,879)	(853,292)
Interest expense – related parties	-	(50,325)	(16,828)	(23,090)
Fair value loss on promissory notes	(240,557)	(371,876)	-	-
Exchange loss, net	(17,183)	(13,664)	(80,145)	(109,968)
LOSS BEFORE INCOME TAX	(2,107,543)	(1,106,493)	(2,075,534)	(2,847,879)
Income tax expense	(176,923)	(2,512)	-	-
NET LOSS	(2,284,466)	(1,109,005)	(2,075,534)	(2,847,879)

Revenues

Revenues increased by approximately GBP3,595,000 (US$4,544,000), or 60%, to approximately GBP9,601,000 (US$12,136,000) for the fiscal year ended June 30, 2024 compared to approximately GBP6,006,000 (US$7,592,000) for the fiscal year ended June 30, 2023.

Revenues decreased by approximately GBP2,709,000 (US$3,717,000), or 28%, to approximately GBP6,892,000 (US$9,457,000) for the fiscal year ended June 30, 2025 compared to approximately GBP9,601,000 (US$12,136,000) for the fiscal year ended June 30, 2024.

Management believes the revenue decrease was mainly caused by the delay of several sizeable projects toward the end of the fiscal year. These projects subsequently continued over the following months. Management sees no change in the UK government’s positive approach to meeting its carbon emissions goals by 2030 and achieving net zero between 2045 and 2050. Therefore, management expects an upward revenue trend in the coming years.

Cost of revenues

Cost of revenues consisted of the cost of materials for our lighting fixtures and components, the costs of labor directly incurred for installation services in the customers’ facilities and other indirect costs. Cost of revenue increased by 52% for the fiscal year ended June 30, 2024 compared to the fiscal year ended June 30, 2023. Our business model and cost structure remain the same in both fiscal years ended June 30, 2023 and 2024. The increase in cost of revenue was attributable to the increase in revenue.

Cost of revenues decreased by 26% for the fiscal year ended June 30, 2025 compared to the fiscal year ended June 30, 2024. Our business model and cost structure remain the same in both fiscal years ended June 30, 2024 and 2025. The decrease in cost of revenue was attributable to the decrease in revenue.

Gross profit and gross profit margin

Gross profit for the fiscal year ended June 30, 2024 was approximately GBP2,143,000 (US$2,708,000) compared to approximately GBP1,085,000 (US$1,379,000) for the fiscal year ended June 30, 2023. Gross profit margin of 22% for the year ended June 30, 2024 compared to 18% for the year ended June 30, 2023. The improvement in gross profit margin is primarily attributed to increased revenue, which allowed for reduced material and labor costs through economies of scale. Management believes that this margin is sustainable and aligns with revenue growth.

Gross profit for the fiscal year ended June 30, 2025 was approximately GBP1,409,000 (US$1,934,000) compared to approximately GBP2,143,000 (US$2,708,000) for the fiscal year ended June 30, 2024. Gross profit margin of 20% for the year ended June 30, 2025 compared to 22% for the year ended June 30, 2024. The drop in gross profit margin is primarily attributed to decreased revenue, which some labor costs are considered as a fixed overhead. Management believes that this margin is sustainable and aligns with revenue growth.

Selling and marketing expenses

Selling and marketing expenses primarily consisted of transportation and distribution costs of delivering materials to the customers’ premises and our marketing and promoting expenses.

Selling and marketing expenses decreased by approximately GBP59,000 (US$74,000), or 36%, to approximately GBP103,000 (US$131,000) for the fiscal year ended June 30, 2024 compared to approximately GBP162,000 (US$205,000) for the fiscal year ended June 30, 2023. This decrease resulted from management’s approach to improving the efficiency of general marketing and promotional campaigns for selected clients. Additionally, selling expenses decreased due to improvements in delivery efficiency.

Selling and marketing expenses increased by approximately GBP85,000 (US$116,000), or 82%, to approximately GBP188,000 (US$258,000) for the fiscal year ended June 30, 2025 compared to approximately GBP103,000 (US$131,000) for the fiscal year ended June 30, 2024. This increase resulted from management’s efforts in general marketing and promotional campaigns.

Employee compensation and benefits

Employee compensation and benefits increased by GBP41,000 (US$52,000), or 4%, from approximately GBP1,108,000 (US$1,400,000) for the fiscal year ended June 30, 2023 to approximately GBP1,149,000 (US$1,452,000) for the fiscal year ended June 30, 2024.

Employee compensation and benefits increased by GBP221,000 (US$304,000), or 19%, from approximately GBP1,149,000 (US$1,452,000) for the fiscal year ended June 30, 2024 to approximately GBP1,370,000 (US$1,880,000) for the fiscal year ended June 30, 2025. This increase resulted from hiring additional sales staff to improve revenue. Management believes the results will be reflected in the next fiscal year.

General and administrative expenses

General and administrative expenses decreased by GBP123,000 (US$156,000), or 13%, from approximately GBP944,000 (US$1,193,000) for the fiscal year ended June 30, 2023 to approximately GBP821,000 (US$1,038,000) for the fiscal year ended June 30, 2024. This decrease was primarily attributable to a decrease in transportation expenses of approximately GBP77,000 (US$97,000) and a decrease in professional fees of approximately GBP55,000 (US$69,000).

General and administrative expenses increased by GBP248,000 (US$340,000), or 30%, from approximately GBP821,000 (US$1,038,000) for the fiscal year ended June 30, 2024 to approximately GBP1,069,000 (US$1,467,000) for the fiscal year ended June 30, 2025. This increase was primarily attributable to an increase in audit fee of approximately GBP120,000 (US$165,000) and an increase in late charge to HMRC/ vendor of approximately GBP91,000 (US$125,000).

Research and development expenses

Research and development expenses increased by GBP4,000 (US$5,000), or 1%, from approximately GBP257,000 (US$325,000) for the fiscal year ended June 30, 2023 to approximately GBP261,000 (US$330,000) for the fiscal year ended June 30, 2024. Our higher research and development expenses resulted from an increase in material costs and in the number of our research and development personnel mandated by our increased focus on research and development, which management believes is imperative for maintaining our competitiveness and our leading position in the industry.

Research and development expenses decreased by GBP131,000 (US$180,000), or 50%, from approximately GBP261,000 (US$330,000) for the fiscal year ended June 30, 2024 to approximately GBP129,000 (US$177,000) for the fiscal year ended June 30, 2025. Our lower research and development expenses resulted from improvement of efficiency.

Expected credit loss allowance

The expected credit loss allowance was reversed from an expense of approximately GBP31,000 (US$39,000) in the fiscal year ended June 30, 2023 to a credit of approximately GBP94,000 (US$119,000) for the fiscal year ended June 30, 2024. The decrease in the recognition of expected credit loss resulted from the improvement in receivables recovery during the fiscal year ended June 30, 2024.

The expected credit loss allowance was reversed from a credit of approximately GBP94,000 (US$119,000) in the fiscal year ended June 30, 2024 to an expense of approximately GBP248,000 (US$340,000) for the fiscal year ended June 30, 2025. The increase in the recognition of expected credit loss resulted from a deposit for acquisition of an associate and the slow settlement of two receivables during the fiscal year ended June 30, 2025 .

Other income, net

Other income, net decreased by GBP23,556 (US$29,939), or 26.5%, from GBP88,992 (US$112,486) for the fiscal year ended June 30, 2023 to GBP65,426 (US$82,703) for the fiscal year ended June 30, 2024. This decrease was mainly due to the absence of a government grant in the 2024 fiscal year.

Other income, net increased by GBP327,181 (US$448,925), or 696%, from GBP65,426 (US$82,703) for the fiscal year ended June 30, 2024 to GBP382,048 (US$524,215) for the fiscal year ended June 30, 2025. This increase was mainly due to the disposal of a subsidiary (GAI) during the 2025 fiscal year.

Interest expense

Interest expense increased by GBP121,000 (US$153,000), or 31.7%, from approximately GBP382,000 (US$483,000) for the fiscal year ended June 30, 2023 to approximately GBP503,000 (US$636,000) for the fiscal year ended June 30, 2024. The increase was mainly due to an increase in the interest rate and the loan size of bank borrowings over the fiscal year.

Interest expense increased by GBP119,000 (US$163,000), or 23.6%, from approximately GBP503,000 (US$636,000) for the fiscal year ended June 30, 2024 to approximately GBP622,000 (US$853,000) for the fiscal year ended June 30, 2025. The increase was mainly due to an increase in the interest rate over the fiscal year.

Fair value loss on Promissory Notes

The fair value loss on Promissory Notes was approximately GBP241,000 (US$305,000) and GBP372,000 (US$470,000), respectively, for the fiscal years ended June 30, 2023 and 2024. In April 2024, all the Promissory Notes were exchanged for an aggregate of 1,296,000 Preferred Shares issued by the Company; therefore, there is no fair value change of the promissory notes for the year ended June 30, 2025.

Loss before income tax expense

The Company recorded a loss before income tax expense of approximately GBP2,108,000 (US$2,665,000) and GBP1,106,000 (US$1,399,000) for the fiscal years ended June 30, 2023 and 2024, respectively. This represents an approximately 50% decrease in the loss.

The Company recorded a loss before income tax expense of approximately GBP1,106,000 (US$1,399,000) and GBP2,076,000 (US$2,848,000) for the fiscal years ended June 30, 2024 and 2025, respectively. This represents an 87.6% increase in the loss. Management believes this increase was mainly driven by decreased revenue, substantial expected credit losses from investment valuation, and inventory revaluation.

Net loss

The Company realized net losses of approximately GBP2,284,000 (US$2,903,000) and GBP1,109,000 (US$1,402,000) for the fiscal years ended June 30, 2023 and 2024, respectively, after an income tax expense of approximately GBP177,000 (US$225,000) and GBP3,000 (US$3,000) for the fiscal years ended June 30, 2023 and 2024, respectively. This represents an approximately 51% decrease in loss.

The Company realized net losses of approximately GBP1,109,000 (US$1,402,000) and GBP2,076,000 (US$2,848,000) for the fiscal years ended June 30, 2024 and 2025, respectively, after an income tax expense of approximately GBP3,000 (US$3,000) and Nil for the fiscal years ended June 30, 2024 and 2025, respectively. This represents an approximately 100% increase in loss.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to our operations. Historically, we have met our working capital and other liquidity requirements primarily through financial support from our shareholders or loans from banking facilities. Going forward, we expect to fund our working capital and other liquidity requirements from various sources including, but not limited to, cash generated from our operations, loans from banking facilities, capital restructure and other equity and debt financings as and when appropriate.

Summaries of the Company’s cash flows for the fiscal years ended June 30, 2023, 2024 and 2025 are as follows:

	Fiscal years ended June 30,
	2023	2024	2025	2025
	GBP	GBP	GBP	US$

Net cash used in operating activities	(629,591)	(1,433,326)	(499,782)	(685,763)
Net cash (used in) generated from investing activities	(1,223)	134,473	(3,973,139)	(5,451,618)
Net cash generated from financing activities	835,733	1,338,682	4,405,423	6,044,766
Net cash inflow (outflow)	204,919	39,829	(67,498)	(92,615)

Net cash used in operating activities

For the fiscal year ended June 30, 2023, net cash used in operating activities of GBP630,000 (US$796,000) primarily resulted from a net loss of GBP2,284,000 (US$2,888,000) as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items mainly consisted of a fair value loss on promissory notes of GBP241,000 (US$305,000), depreciation of property and equipment of GBP141,000 (US$178,000) and a decrease in deferred tax assets of GBP177,000 (US$224,000). Change in operating activities included cash flows that resulted from an increase in prepayments and other receivables of GBP314,000 (US$397,000), a decrease in inventory of GBP825,000 (US$1,043,000), an increase in contract liabilities of GBP210,000 (US$265,000) and an increase in accruals and other payables of GBP317,000 (US$401,000).

For the fiscal year ended June 30, 2024, net cash used in operating activities of approximately GBP1,433,000 (US$1,812,000) primarily resulted from the net loss of approximately GBP1,109,000 (US$1,402,000) as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items mainly consisted of a fair value loss on promissory notes of approximately GBP372,000 (US$470,000) and depreciation of property and equipment of approximately GBP136,000 (US$172,000). Change in operating activities included cash flows from an increase in contracts receivable of approximately GBP585,000 (US$740,000), an increase in contract assets of approximately GBP530,000 (US$671,000) and an increase in prepayments and other receivables of approximately GBP512,000 (US$648,000), offset by a decrease in inventory of approximately GBP734,000 (US$928,000) and an increase in accounts payable of approximately GBP283,000 (US$357,000).

For the fiscal year ended June 30, 2025, net cash used in operating activities of approximately GBP500,000 (US$686,000) primarily resulted from the net loss of approximately GBP2,076,000 (US$2,848,000) as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items mainly consisted of gain on disposal of a subsidiary of approximately GBP303,000 (US$416,000) and depreciation of property and equipment of approximately GBP144,000 (US$198,000). Change in operating activities included cash flows from an decrease in contracts receivable of approximately GBP312,000 (US$428,000), a decrease in contract assets of approximately GBP258,000 (US$354,000), a decrease in prepayments and other receivables of approximately GBP456,000 (US$628,000), and offset by the increase in accruals and other payables of approximately GBP58,000 (US$80,000) and increase in account payables of approximately GBP145,000 (US$199,000).

Cash (used in) generated from investing activities

For the fiscal year ended June 30, 2023, net cash used in investing activities was solely related to the purchase of property and equipment of approximately GBP1,000 (US$2,000).

For the fiscal year ended June 30, 2024, net cash provided from investing activities was attributable to the cash generated from the termination of life insurance of approximately GBP166,000 (US$210,000) and offset by the purchase of property and equipment of approximately GBP32,000 (US$40,000).

For the fiscal year ended June 30, 2025, net cash used in investing activities was mainly attributable to the deposit for acquisition of an associate approximately GBP3,977,000 (US$5,457,000).

Cash generated from financing activities

For the fiscal year ended June 30, 2023, net cash generated from financing activities of approximately GBP836,000 (US$1,056,000) consisted of proceeds received from bank and other borrowings of approximately GBP1,946,000 (US$2,460,000) and advances from related parties of approximately GBP4,833,000 (US$6,109,000), but offset by repayment of bank and other borrowings of approximately GBP2,227,000 (US$2,815,000) and repayments to related parties of approximately GBP3,716,000 (US$4,697,000).

For the fiscal year ended June 30, 2024, net cash generated from financing activities of approximately GBP1,339,000 (US$1,692,000) mainly consisted of the net advanced from the related parties of approximately GBP5,540,000(US$7,003,000) and the proceed received from the issuance of preferred shares of approximately GBP237,000 (US$300,000).

For the fiscal year ended June 30, 2025, net cash generated from financing activities of approximately GBP4,405,000 (US$6,045,000) mainly consisted of the net proceeds received from our Initial Public Offering of approximately GBP 5,405,000 (US$7,416,000).

Indebtedness

Bank Borrowings

We have obtained certain banking facilities from commercial banks, which are comprised of term loans, bank overdrafts, revolving loans and trade finance. All of our bank borrowings are denominated in HKD, USD or GBP.

The following table sets forth the breakdown of our bank borrowings as of the dates indicated:

	June 30,	June 30,	June 30
	2023	2024	2025
	GBP	GBP	GBP

Term loans	3,560,713	3,425,526	2,345,007
Bank overdraft	910,930	859,639	797,435
Revolving loans	2,134,639	2,165,761	1,986,411
Trading finance	1,270,364	1,452,856	991,469
Total	7,876,646	7,903,782	6,120,322

Some of our banking facilities contain customary covenants such as, among others, requiring us to maintain in full force and effect all authorizations, approvals, licenses and consents necessary for us to perform under the facility, not enter into any financing that would be superior to the subject financing, notify the lender of the occurrence of any material event of default under the facility and inform the lender of any change of directors or beneficial shareholders. To the best of management’s knowledge, we had no defaults and did not breach any covenants in any of our bank borrowings or facility letters during the years ended June 30, 2023, 2024 and 2025. To our best knowledge, we will not have any material difficulties in obtaining new bank borrowings or renewing our existing bank borrowings as needed in the future.

Our unutilized banking facilities as of June 30, 2023, 2024 and 2025 amounted to approximately GBP37,000 (US$47,000), GBP355,000 (US$449,000) and GBP95,000 (US$130,000), respectively, which represented remaining facility limits of bank overdrafts.

For more information regarding our bank borrowings, see Note 12 to our audited consolidated financial statements included in this Annual Report.”

Going Concern

Our consolidated financial statements as of and for the fiscal years ended June 30, 2025, 2024 and 2023 have been prepared assuming that we will continue as a going concern. As of June 30, 2025, we had a working capital deficit of GBP1,396,117 (US$1,915,639), and our net cash used in operating activities for the fiscal year ended June 30, 2025 was GBP499,782 (US$685,763). These factors, among others, raise substantial doubt about our ability to continue as a going concern.

Our continuity as a going concern hinges on our ability to generate cash flow adequate to support our operations and our ability to lower operating costs. Management plans to continue focusing on improving operational efficiency and cost reductions.

The above does not list all the material risk factors that may affect our financial condition and results of operations. The above-mentioned risks and others are discussed in more detail in the section titled “Risk Factors” in this Annual Report.

Item 6. Directors, Senior Management and Key Employees

Our Board of Directors is the primary decision-making body of the Company, setting fundamental business strategies and policies for the management and operation of our Operating Subsidiaries’ businesses and monitoring their implementation.

On August 23, 2025 and August 25, 2025, respectively, Dennis Jones and Paul Snelgrove resigned as independent non-executive directors of the Company. On August 26, 2025, the Board of Directors appointed Ms. Yingying Duan and Mr. Bin You Wang as independent non-executive directors to fill the vacancies created by the resignations of Messrs. Jones and Snelgrove.

Our Board of Directors currently consists of five directors, comprised of two executive directors and three independent non-executive directors. The following table sets forth the names, ages and titles of our directors, executive officers and senior management/key personnel:

Name	Age	Title

Kevin Cox	67	Executive Director and Chief Executive Officer

Michael Lau	51	Executive Director and Chief Technology Officer

Adonis Chu	64	Chief Financial Officer

Independent Non-executive Directors

Peter Walder(1)	77	Independent Non-Executive Director

Bin You Wang(1)	32	Independent Non-Executive Director

Yingying Duan(1)	37	Independent Non-Executive Director

Senior Management/Key Personnel

Steven Paul Adams	62	Director and Chief Operating Officer of ECSL

Arthur Yin Chung Chan	55	IoT Director of NVL

Kay Leung Yau	47	Chief Engineer of NVL

No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer. Our directors are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors

Executive Officers and Directors

Mr. Kevin Cox. Mr. Kevin Cox is an Executive Director and our Chief Executive Officer. Mr. Cox is one of the co-founders of our Group. He is also the managing director of ECSL and a director of ESL and EGL(UK). Mr. Cox has over 15 years of experience in the energy conservation solutions industry. He was one of the co-founders of ECSL. Mr. Cox played a key role in establishing the supply business model and leading ECSL to achieve greater market competitiveness resulting in the capture of a substantial market share. In 2008, Mr. Cox orchestrated the execution of an exclusive distribution agreement with GAI for the United Kingdom and brought a much closer relationship between the United Kingdom and the Hong Kong operations. Mr. Cox has played a key role in energy conservation solutions for the last 14 years as a technical director, international business director and, for the past seven years, as managing director of ECSL. Mr. Cox’s commitment to sustainability and energy reduction is his key focus with a clear recognition that an organization’s sustainability focus will be stronger if the proposition makes hard commercial sense.

Prior to working for ECSL, Mr. Cox had a long and distinguished career in the intellectual technology industry and consulting, and worked at senior levels for a number of blue chip organizations, including vice president for CSC Computer Sciences (now DXC Technology), operations director for consulting and systems integration at CSC Computer Sciences and head of service integration for Nokia.

From approximately 1976 through 1980, Mr. Cox was a computer operator at Hambro Life Limited. From approximately 1980 through 1989, Mr. Cox was a computer programmer moving to a systems analyst, promoted to a business analyst and subsequently as an analyst for strategic acquisitions for Burmah Castrol Limited. From approximately 1989 through 1992, Mr. Cox was engaged as a managing consultant for Inforem Limited, where he was responsible for designing change programs for blue-chip clients. From approximately 1992 through 2000, Mr. Cox was a managing consultant and subsequently a vice president and the chief operating officer for CSC Computer Sciences. From 2000 through 2004, Mr. Cox was the director of service and internet platforms integration for Nokia. From 2004 through 2008, Mr. Cox was self-employed and engaged as the construction manager at Colibri Court Antigua. Lastly, Mr. Cox’s distinguished career from 2008 to present is engaged as a director and subsequently managing director for ECSL and Energys Group Limited (UK).

Mr. Michael Lau. Mr. Michael Lau is currently an Executive Director and our Chief Technology Officer. He is also the managing director of our Operating Subsidiaries, NVL and EGL(HK), and a director of EGL(UK ), ECSL, ESL and EGHL. Mr. Lau is one of our co-founders and participated in the establishment of GAI in 1999, which was involved in the research and development, manufacturing and distribution of a patented invention - an application technology that improves energy efficiency of fluorescent tube lamps. From 2005 to 2010, GAI and EGL(HK) were actively distributing products under the Save It Easy® brand to over 20 different countries.

In light of the rising trend towards LED lighting, Mr. Lau established NVL in 2013 to focus on LED technologies. NVL distributes LED solutions in the United Kingdom through its distributor ECSL. In 2015, Mr. Lau oversaw the acquisition of the entire equity interests of ECSL and orchestrated the restructuring of GAI, EGL(HK), NVL and EGL(UK) into the existing Group. In 2025, all of the outstanding shares of GAI were transferred to Mr. Lau, after which GAI is no longer part of the Group.

With over 25 years of dedication to the Group and the energy saving and sustainability industry, Mr. Lau is currently the managing director of the Hong Kong division of the Company, which is the research and development and procurement arm of the Group.

Mr. Adonis Chu. Mr. Chu is currently our Chief Financial Officer. Mr. Chu is an experienced management executive in IPO projects, finance, accounting, food and beverage, mortgage, media, manufacturing and trading. Mr. Chu also has extensive knowledge in the money lending business, including establishing and monitoring complex structure loan portfolios and trust servicing as well as residential properties mortgage loan business. Further, he has in-depth experience in the media industry, specifically in Australia, China and Hong Kong, and a strong connection with various market leaders.

From May 2022 to present, Mr. Chu has been engaged as the manager in the assurance and advisory services with World Link CPA Limited, a leading CPA firm located in Hong Kong. His duties and responsibilities include audit and assurance engagements for SME and listed companies in Hong Kong and providing accounting, financial management, financial advisory and pre-IPO strategic services. From 2000 to 2021, Mr. Chu was engaged in Hong Kong as: (i) a senior manager of the audit and assurance department with McMillan Woods (Hong Kong) CPA Limited; (ii) a director of financial management with APEC Group; and (iii) a general manager with Oriental Press Group Limited in Hong Kong. From January 2014 through August 2020, Mr. Chu was engaged as the chief financial officer for Top Standard Corporation, which is a GEM listed restaurant group in Hong Kong where he increased revenue by CAGR 21% from 2015-2018, expanded two catering brands and led an IPO project, which was successfully listed in February 2018 on the GEM Board.

During the 2000s, Mr. Chu was also employed as a general manager with National Industrial and Commercial Credit, as vice president with Pan Asian Mortgage Company Limited, as a business associate with World Link CPA Limited, as a business development and licensing director with Seven Network Asia, and as a managing director with Glass-Swallow Industrial Limited.

Mr. Chu is a HKICPA Certified Public Accountant.

Independent Non-executive Directors

Mr. Peter Walder. Mr. Walder has been an independent non-executive director of the Company, chairman of the Board of Directors, chairman of the compensation committee and a member of the nomination and audit committees since September 30, 2024. He also has been a non-executive director for ECSL and for EGL(UK) since February 2020. Mr. Walder is responsible for providing independent judgment regarding commercial issues as well as strategy, policy, performance, accountability, resources and standards of conduct for both ECSL and EGL(UK).

For over fifty years, Mr. Walder has been a senior executive in the construction industry worldwide. He has worked as an owners’ representative and a managing professional consultant for many leading construction companies, which involved engaging in corporate evaluations and due diligence investigations, negotiating major contracts and achieving commercial settlements. Mr. Walder’s duties and responsibilities also included processing skills and experience, involving facilitation, coaching, relationship management, behavioral awareness and working with teams and individuals to achieve their objectives through collaboration.

Mr. Walder has spent 25 years as a Fellow of the Royal Institution of Charter Surveyors providing professional quantity surveyor services in the United Kingdom. Subsequently Mr. Walder transferred to Hong Kong and from 1996 to 2003 was engaged with the construction group, Paul Y-ITC Construction Holdings Limited, as the group commercial director. From 2005 to 2009, he was a commercial director with the property developer, Profile Group, in Dubai. Mr. Walder was also a non-executive director in the APAC region for the global construction consultancy company, Systech International, and for two years a director of Projection (UK) Limited, a software solutions company.

Mr. Walder is a Member of the Chartered Institute of Arbitrators with a specialty in mediations and facilitations.

Ms. Yingying Duan. Ms. Duan has been an independent non-executive director of the Company, chairman of the audit committee and a member of the nomination and compensation committees since August 26, 2025. Ms. Duan has been employed as Legal Supervisor at People’s Education Press, Textbook Center, Credit Management and Legal Affairs Department since 2018. From June 2015 to March 2018, Ms. Duan worked as part of the legal staff of International Copyright Exchange Centre - Legal and Compliance Department. Her comprehensive legal background provides valuable insights into regulatory compliance, risk management and corporate governance.

Ms. Duan holds a Bachelor of Science degree in Accounting from Tianjin Normal University and a Master of Laws degree from the Graduate School of the Chinese Academy of Social Sciences.

Mr. Bin You Wang. Mr. Wang has been an independent non-executive director of the Company, chairman of the nomination committee and a member of the audit and compensation committees since August 26, 2025. Mr. Wang has been employed as a Manager at Shanxi Changcheng Private Securities Investment Fund Management Co., Limited, a securities investment firm since October 2023. From October 2019 to November 2022, Mr. Wang was employed as a Manager at Shanxi Zhibao Kang Food Co., Limited, a food processing company, and from August 2016 until July 2019, he worked in product sales strategy and operations for China Resources Shanxi Pharmaceutical Co., Limited, a pharmaceutical company.

Mr. Wang holds a degree in Tourism Management from Shanxi Normal

Senior Management/Key Personnel

Mr. Steven Paul Adams. Mr. Adams was one of the co-founders of ECSL and is currently a director and the chief operating officer of ECSL. He is also a director of ESL and EGL(UK). As a founder and a director of ECSL, Mr. Adams spent the past 14 years leading that company’s commercial and sales activities. He also has primary responsibility for all of ECSL’s operations, including all project delivery and management of third party installation partners. With specific expertise in energy efficiency for the retrofit market, Mr. Adams has developed large clients for ECSL, including specifically the Ministry of Defense and Carillion Amey, and he also has developed clients in the public sector, particularly in local authority installations with public sector funding.

Prior to his involvement with ECSL, Mr. Adams was employed at GE Lighting from 1996 to 1999 where his duties included lighting specification, design and sales. He also has extensive experience in project management and delivery of large multi-site roll outs.

Mr. Arthur Yin Chung Chan. Mr. Chan is our IoT Director. In 2018, Mr. Chan joined our Group as the IoT director to lead the IoT research and development team in Hong Kong. Since the beginning of his employment, Mr. Chan has contributed to the development of a smart lighting control APP, an energy monitoring system, an indoor air quality controlling and monitoring system and a wireless smart lighting network system.

Mr. Chan has over 30 years of experience in the IT field with an emphasis on front and back ends and middleware know-how, which is the key to software and hardware integration for IoT solutions. Mr. Chan was the former chief intellectual officer of Arcadis’ Asian division. He earned a diploma in Computer and Communication Engineering from Tuen Mun Technical Institute in 1990, a postgraduate diploma in Strategic Business Information Technology Management from NCC Education in 2006 and a Master of Science in Strategic Business Information Technology from the University of Portsmouth in 2008.

Mr. Kay Leung Yau. Mr. Yau is currently the Company’s Chief Engineer in which position he leads the design, engineering and procurement team for our Group. In 2004, Mr. Yau joined GAI as production engineer where his duties included manufacturing processes and quality assurance criteria for product development. Mr. Yau demonstrated great capabilities in product design and engineering and in 2010 he was promoted to Chief Engineer. Throughout his career with our Group, Mr. Yau has focused his specialty involving power electronics, high efficiency lighting and lighting controls. He contributed to the design of two patents on lighting controls registered by GAI, both of which have expired as of the date of this Annual Report. When GAI was sold, Mr. Yau became an employee of NVL where he remains engaged in research and development for the Company.

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

Committees of the Board of Directors

Our Board of Directors has established an audit committee, a compensation committee and a nomination committee, each of which operate pursuant to a charter adopted by our Board of Directors. The Board of Directors may also establish other committees from time to time to assist our Company and the Board of Directors. The composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the Listing Rules of the Nasdaq Stock Market and SEC rules and regulations, if applicable. Each committee’s charter is available on our website at http://www.energysgroup.com. The reference to our website address does not constitute incorporation by reference of the information contained in or available through our website, and you should not consider our website to be part of this Annual Report.

Audit committee

Peter Walder, Yingying Duan and Bin You Wang, all of whom are our independent non-executive directors, serve on the audit committee, which is chaired by Yingying Duan. Our Board of Directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board of Directors has designated Yingying Duan as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of and assessing the independence of our independent registered public accounting firm;

●	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

●	implementing the Company’s Cybersecurity Policy;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing earnings releases.

Compensation committee

Peter Walder, Yingying Duan and Bin You Wang, all of whom are our independent non-executive directors, serve on the compensation committee, which is chaired by Peter Walder. Our Board of Directors has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee’s responsibilities include:

●	evaluating the performance of our Chief Executive Officer in light of our Company’s corporate goals and objectives and, based on such evaluation: (i) recommending to the Board of Directors the cash compensation of our Chief Executive Officer, and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

●	reviewing and recommending to the Board of Directors the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the Listing Rules of the Nasdaq Stock Market;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	implementing the Company’s Compensation Recovery Policy in the event of a restatement of the Company’s financial statements;

●	reviewing and recommending to the Board of Directors the compensation of our directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Nomination committee

Peter Walder, Yingying Duan and Bin You Wang, all of whom are our independent non-executive directors, serve on the nomination committee, which is chaired by Bin You Wang. Our Board of Directors has determined that each member of the nomination committee is “independent” as defined in the Listing Rules of the Nasdaq Stock Market. The nomination committee’s responsibilities include:

●	developing and recommending to the Board of Directors criteria for Board and committee membership;

●	establishing procedures for identifying and evaluating director candidates, including nominees recommended by stockholders; and

●	reviewing the composition of the Board of Directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding Board diversity, our nomination committee and Board of Directors consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and Board of Directors’ priority in selecting Board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among Board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Foreign Private Issuer Status

The Listing Rules of the Nasdaq Stock Market include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Stock Market. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow the following Nasdaq corporate governance standards:

●	the majority independent director requirement under Section 5605(b)(1) of the Listing Rules of the Nasdaq Stock Market;

●	The requirement under Section 5605(d) of the Listing Rules of the Nasdaq Stock Market that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation; and

●	the requirement under Section 5605(e) of the Listing Rules of the Nasdaq Stock Market that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors.

We follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:

●	the Shareholder Approval Requirements under Section 5635 of the Nasdaq listing rules; and

●	the requirement under Section 5605(b)(2) of the Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

Code of Conduct and Code of Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. A current copy of this code is posted on the Corporate Governance section of our website, which is located at https://www.energysgroup.com/policies-statements. The information on our website is deemed not to be incorporated in this Annual Report or to be a part of this Annual Report. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers and senior finance executives on our website to the extent required by applicable U.S. federal securities laws and the Nasdaq corporate governance rules.

Key Man Life Insurance

We are the owner and beneficiary of a key man life insurance policy (the “Key Man Insurance Policy”) on the life of Mr. Michael Lau. We may terminate the Key Man Insurance Policy at any time and receive cash back on the cash value of the policy at the date of withdrawal, which is determined by the premium payment plus accumulated interest earned minus the accumulated insurance policy charges and surrender charges.

Compensation of Directors and Senior Management/Executive Personnel

Our directors and members of our senior management receive compensation in the form of salaries, allowances, bonuses and other benefits-in-kind, including our contribution to the pension scheme. Our compensation committee will determine the salaries of our directors and members of our senior management based on their qualifications, positions and seniority.

Notwithstanding the below compensation table: (i) no remuneration was paid to our directors or the five highest paid individuals as an inducement to join, or upon joining, our Group; (ii) no compensation was paid to, or receivable by, our directors or past directors or the five highest paid individuals during fiscal 2023, 2024 or 2025 for the loss of office as director of any member of our Group or of any other office in connection with the management of the affairs of any member of our Group; and (iii) none of our directors waived any emoluments during the same period. Notwithstanding the below compensation table, no director has been paid in cash or shares or otherwise by any person either to induce him to become, or to qualify him as a director, or otherwise for service rendered by him in connection with the promotion or formation of our Company.

The following table summarizes all compensation received by our directors and executive officers during the fiscal years ended June 30, 2025, June 30, 2024 and June 30, 2023.

Name and Principal Position	Fiscal Year	Salary GBP		Bonus GBP	Option Awards GBP	All Other Compensation GBP(1)	Total GBP
Mr. Kevin Cox, Chairman, Executive	2025	127,350		1,000	-	-	128,350
Director and Chief Executive Officer	2024	120,980		1,000	-	-	121,980
	2023	120,980		1,000	-	-	121,980

Mr. Michael Lau Executive Director	2025	77,315		-	-	-	77,315
and Chief Technology Officer	2024	73,071		-	-	-	73,071
	2023	77,874		-	-	-	77,874

Adonis Chu(2)	2025	30,090		-	-	-	30,090
Chief Financial Officer	2024	-		-	-	-	-
	2023	-		-	-	-	-

Peter Walder(3)(4)	2025	24,700		-	-	-	24,700
Independent Non-Executive Director	2024	24,000	(4)	-	-	-	24,000	(4)
	2023	24,000	(4)	-	-	-	24,000	(4)

Paul Snelgrove(3)	2025	6,360		-	-	-	6,360
Independent Non-Executive Director	2024	-		-	-	-	-
	2023	-		-	-	-	-

Dennis Jones(3)	2025	10,500		-	-	-	10,500
Independent Non-Executive Director	2024	-		-	-	-	-
	2023	-		-	-	-	-

Yingying Duan(5)	2025	-		-	-	-	-
Independent Non-Executive Director	2024	-		-	-	-	-
	2023	-		-	-	-	-

Bin You Wang(5)	2025	-		-	-	-	-
Independent Non-Executive Director	2024	-		-	-	-	-
	2023	-		-	-	-	-

(1) Other compensation includes sales commissions, allowances and any employer’s contribution to social security.

(2) Mr. Chu was appointed Chief Financial Officer of the Company as of February 1, 2023. Pursuant to his employment agreement with the Company, Mr. Chu was entitled to receive an initial salary of $3,800 for the period from February 1, 2023 to the date that the Company’s Initial Public Offering was declared effective by the Securities and Exchange Commission, which was March 14, 2025, $3,000 per month from October 1, 2024 until the closing of the Company’s Initial Public Offering and $78,000 per annum, plus a performance based bonus as determined by the compensation committee or the Board of Directors in their discretion, thereafter.

(3) Peter Walder, Paul Snelgrove and Dennis Jones were appointed as directors of the Company effective as of the date that the Company’s Initial Public Offering was declared effective by the Securities and Exchange Commission, which was March 14, 2025. On August 25, 2025 and August 23, 2025, respectively, Messrs. Snelgrove and Jones resigned as independent non-executive directors of the Company.

(4) Paid by ECSL for which Peter Walder has served as a non-executive director since January 2020.

(5) Yingying Duan and Bin You Wang were appointed independent non-executive directors of the Company on August 26, 2025.

Compensation Recovery Policy

As required pursuant to the listing standards of the Nasdaq Listing Rules, Rule 10D under the Exchange Act, and Rule 10D-1 under the Exchange Act, the Compensation Committee of the Board of Directors has adopted a compensation recovery policy, also known as a clawback policy (the “Compensation Recovery Policy”), effective December 1, 2023. The Compensation Recover Policy requires the Company to recover the incremental portion of the incentive-based compensation received by such officer that was in excess of the amount they would have received had their incentive compensation been determined based on the restated financial statements. Such events requiring a restatement of financial statements would be due to the material noncompliance of the Company with any financial reporting requirements under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

For additional information regarding our Compensation Recovery Policy, please refer to Exhibit 97.1 to this Annual Report.

Pension Schemes

United Kingdom

All employers in the UK are required under the Pension Act 2008 to provide a workplace pension scheme to all qualifying employees. This is called ‘automatic enrolment’, although the employees may choose to opt out of the scheme or opt if not a qualifying employee. The employer may choose any of a number of organizations that serve as automatic enrolment pension scheme providers.

An employer must automatically enroll its employees into a pension scheme and make contributions to the pension if all of the following apply: (i) the employee is classed as a ‘worker’; (ii) the employee is aged between 22 and the State pension age (currently 66 but under review); (iii) the employee earns at least £10,000 per year; and (iv) the employee ‘ordinarily’ works in the UK.

The employer pays a minimum contribution of 3% of the qualifying earnings (between £6,240 and £50,270) into the pension scheme. The employee is then required to contribute the difference between the employer’s contribution and the minimum statutory contribution of at least 8%.

ECSL, one of our Operating Subsidiaries in the UK, has signed up with the National Employment Savings Trust (NEST) Pensions, which was established by the government. ECSL makes the minimum monthly contribution of 3% of the qualifying earnings and the employees contribute 5%, to meet the minimum statutory contribution of 8%. The scheme operates on the principle of fully funded defined contributions into a privately managed plan fund contributed by employers and employees managed as a trust, which compartmentalizes fund assets from those of the manager. Investment decisions are delegated to a trustee in the private sector.

The contributions to the NEST Pensions are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). ECSL’s total contributions to the NEST Pensions for the fiscal years ended June 30, 2023, 2024 and 2025 amounted to GBP19,610 (US$24,787), GBP17,053 (US$21,555) and GBP26,225 (US$35,983), respectively.

Hong Kong

The Mandatory Provident Fund (the “MPF”) is a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Most employees and their employers are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and length of employment. The Mandatory Provident Fund was implemented in December 2000 following the enactment of the Mandatory Provident Fund Schemes Ordinance on July 27, 1995. The MPF Schemes Authority (MPFA) is charged with supervising the provision of MPF schemes. The MPFA registers schemes and ensures that approved trustees administer schemes prudently, ensuring compliance including inspections, audits and investigations.

The MPF system is mandatory for all employees in Hong Kong who have an employment contract of 60 days or more, and applies also to self-employed. Under the MPF, the choice of the scheme is the responsibility of the employer. There are three types of MPF scheme: (i) master trust scheme; (ii) employer sponsored scheme; or (iii) industry scheme. The scheme operates on the principle of fully funded defined contributions into a privately managed plan fund contributed by employers and employees managed as a trust, which compartmentalizes fund assets from those of the manager. Investment decisions are delegated to a trustee in the private sector.

EGL(HK) and NVL have implemented an MPF with a major international assurance company to provide retirement benefits for their employees. All permanent full-time employees who have joined GAI, EGL(HK) or NVL since December 2000 are eligible to join the MPF. Eligible employees and the Company each contribute an amount equal to 5% of the eligible employee’s monthly salary to the MPF, subject to a maximum mandatory contribution of HK$1,500 (US$192) per month as of the date of this Annual Report.

The contributions to the MPF are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). Total contributions from the Company to the MPF for the fiscal years ended June 30, 2023, June 30, 2024 and June 30, 2025 amounted to approximately HK$205,547, HK$251,843 and HK$167,415, respectively. The Company has no other obligation to make payments in respect of retirement benefits for employees. In accordance with the sale of GAI to Mr. Lau, contributions made by GAI to the MPF were assigned to NVL.

Employment Agreements

Certain of our executive officers and directors have entered into contractual arrangements with the Company or one of its Operating Subsidiaries as follows:

Adonis Chu Agreement. On February 1, 2023, the Company entered into an Executive Employment Agreement with Adonis Chu employing Mr. Chu as its Chief Financial Officer (the “Chu Agreement”). The term of the agreement is three years, which term may be automatically extended for one year by the Company. Under the Chu Agreement, Mr. Chu was entitled to be paid a fixed initial salary of US$3,800 for the period from February 1, 2023 to the date that the Company’s Initial Public Offering was declared effective by the SEC, which was March 14, 2025. In addition, Mr. Chu was entitled to be paid a salary of US$3,000 per month from October 1, 2024 until the closing of the Company’s Initial Public Offering on April 2, 2025. Thereafter, the Company pays Mr. Chu a base salary of US$6,500 per month, plus a performance based bonus as determined by the compensation committee or the Board of Directors in their discretion.

Peter Walder Agreement. On January 2, 2020, ECSL entered into a Contract of Employment with Peter Walder appointing Mr. Walder as a non-executive director of ECSL (the “Walder Agreement”). Under the Walder Agreement, ECSL pays Mr. Walder £24,000 annually for his services as a non-executive director. The Walder Agreement was replaced by Mr. Walder’s Directors Agreement upon effectiveness of the Company’s Initial Public Offering on March 14, 2025.

Kevin Cox Agreement. On January 1, 2014, EGL(UK) entered into a contract with Kevin Cox appointing Mr. Cox as Managing Director of ECSL and ESL and a director of EGL(UK) (the “Cox Agreement”). Under the Cox Agreement, EGL(UK) pays Mr. Cox £120,980 annually for his services as Managing Director. The Cox Agreement includes a 12-month non-compete clause and a confidentiality clause.

Michael Lau Agreement. On January 11, 2002, GAI entered into an Employment Agreement with Michael Lau appointing Mr. Lau as a director of GAI (the “Lau Agreement”). Under the Lau Agreement, GAI pays Mr. Lau a base salary of HKD60,000 monthly for his services plus an annual bonus in an amount equal to one month’s base salary. Mr. Lau is entitled to an additional annual bonus in the discretion of GAI. The Lau Agreement contains a confidentiality clause. GAI’s rights and obligations under the Lau Agreement were assumed by NVL when 100% ownership of GAI was transferred to Mr. Lau in March 2025.

Steven Paul Adams Agreement. On July 21, 2006, Energys Ltd. and Steven Paul Adams entered into a Statement of Terms and Employment (the “Adams Agreement”) pursuant to which Mr. Adams was engaged as the Development Director, a member of the board of directors and part of the group management team of ECSL. Under the Adams Agreement, ECSL pays Mr. Adams a base salary of £46,000 per annum. The Adams Agreement contains a 6-month non-compete clause and a confidentiality clause.

Directors Agreements

We have entered into Directors Agreements with our independent non-executive directors. The terms and conditions of each such Directors Agreement are similar in all material aspects, except for the amount of compensation. Each Directors Agreement is for an initial term of one year and will continue until the director’s successor is duly elected and qualified or until the resignation or removal of the director from our Board of Directors. Each director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, his or her Directors Agreement will remain in full force and effect. Any Directors Agreement may be terminated for any or no reason by the director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote.

Under the Directors Agreements, the initial annual salary that is payable to each of our independent non-executive directors is as follows:

Independent Director	Annual Salary

Peter Walder	US$	36,000
Paul Snelgrove(1)	US$	30,000
Dennis Jones(1)	US$	50,000
Yingying Duan	US$	50,000
Bin You Wang	US$	50,000

(1) Messrs. Snelgrove and Jones’ Directors Agreements were terminated upon their resignations as independent non-executive directors on August 25, 2025 and August 23, 2025, respectively.

In addition, our independent non-executive directors will be entitled to participate in a Share Option Scheme, as amended from time to time, if such a scheme is adopted by the Company. The number of Share Options granted pursuant to such Share Option Scheme, and the terms of those Share Options, will be determined from time to time by a vote of the Board of Directors, provided that each director shall abstain from voting on any such resolution or resolutions relating to the grant of Share Options to that director.

Other than as disclosed above, none of our directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Major Shareholders and Related Party Transactions

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

The following table sets forth information regarding beneficial ownership of our Ordinary Shares by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our Ordinary Shares;

●	each of our named executive officers;

●	each of our directors; and

●	all of our current executive officers and directors as a group.

Unless otherwise noted below, the address of each person listed on the table is Franklyn House, Daux Road, Billingshurst, West Sussex RH149SJ United Kingdom.

	Shares Beneficially Owned
Name of Beneficial Owner	Number		Percentage(1)

Named Executive Officers and Directors:
Kevin Cox	110,780	(2)	0.78%
Michael Lau	10,805,370	(3)	75.63%
Adonis Chu	0		0.00%
Peter Walder	0		0.00%
Yingying Duan	0		0.00%
Bin You Wang	0		0.00%

All executive officers and directors as a group (6 persons)	10,916,150		76.40%

5% Shareholders:
Moonglade Investment Limited(4)	9,756,900		68.29%
Moon Shadow Global Limited(4)(5)	9,756,900		68.29%

(1) Based on 14,287,860 Ordinary Shares issued and outstanding as of the date of this Annual Report

(2) Includes 110,780 Ordinary Shares underlying convertible Preferred Shares owned of record by Mr. Cox. Does not include any shares held of record by Moonglade, which is owned as to 24.7% by Mr. Cox, because Mr. Cox does not have voting or dispositive power over those shares.

(3) Represents 9,650,000 Ordinary Shares held of record by Moonglade, 106,900 Ordinary Shares underlying convertible Preferred Shares owned of record by Moonglade and 1,048,470 Ordinary Shares underlying convertible Preferred Shares owned of record by Mr. Lau. Moonglade is owned as to 69.7% and is, therefore, controlled by Moon Shadow Global Limited; Moon Shadow Global Limited is 100% owned by Mr. Lau, who is also its sole director. Therefore, Mr. Lau has sole voting and dispositive power over the shares owned of record by Moon Shadow Global Limited and, therefore, by Moonglade.

(4) Includes 9,650,000 Ordinary Shares owned of record by Moonglade and 106,900 Ordinary Shares underlying Preferred Shares owned of record by Moonglade. Moonglade’s registered address is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

(5) Moon Shadow Global Limited’s registered address is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Related Party Transactions

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

During the fiscal years ended June 30, 2025, 2024 and 2023, we, including the Operating Subsidiaries, entered into the following transactions with our related parties:

Related party balances

The amounts due to related parties consisted of the following:

		As of June 30,
Name	Relationship	2024	2025	2025
		GBP	GBP	US$
Mr. Michael Lau	Executive director and Chief Technology Officer	3,291	337,547	463,155

The above amounts are unsecured, non-interest bearing, repayable on demand and non-trade in nature.

The loan from a related party consisted of the following:

		As of June 30,
Name	Relationship	2024	2025	2025
		GBP	GBP	US$
Mr. Kevin Cox	Executive director and Chief Executive Officer	671,809	-	-

The above amounts are interest bearing at 20% per annum, repayable on a monthly basis and non-trade in nature. On September 19, 2024, Mr. Cox agreed to waive approximately GBP377,229 (US$500,000) of the amount owed to him under the loan. This was recorded as a shareholder contribution and credited to additional paid-in capital. Mr. Cox will continue to receive interest on the written-off principal amount over 36 months.  From June 30, 2024 to June 30, 2025, Mr. Cox made loans to the Company in the aggregate amount of GBP nil (US$ nil).

Related party transaction

			For the years ended June 30,
Name	Relationship	Nature	2023	2024	2025	2025
			GBP	GBP	GBP	US$
Mr. Kevin Cox	Executive Director and Chief Executive Officer	Interest expense on loan from a director	-	50,325	16,828	23,090

Debt Settlements

On April 25, 2024, Mr. Michael Lau agreed to settle an aggregate amount of US$2,597,710 in debt owed to him by the Company in exchange for the issuance of 1,048,470 Preferred Shares at a per share price of US$2.50. On the same date, Mr. Kevin Cox agreed to settle an aggregate amount of US$276,453 in debt owed to him by the Company in exchange for the issuance of 110,780 Preferred Shares at the same per share price.

Due to the convertibility provisions of our Preferred Shares, the Preferred Shares issued to Mr. Lau and Mr. Cox are subject to the lock-up agreements pursuant to which our directors, executive officers and affiliates agreed with the representative of the underwriters of the Company’s Initial Public Offering (the “Representative”), for a period of 12 months after the closing of the offering, subject to certain exceptions, not to offer, sell or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Company without the consent of the Representative.

On April 26, 2024, Moonglade, our controlling shareholder, purchased 106,900 Preferred Shares from the Company at a purchase price of US$2.50 per share as part of the capital restructure undertaken by the Company.

Between March 1, 2024 and June 30, 2024, Mr. Kevin Cox made loans to the Company in the aggregate amount of US$954,320, of which US$105,153 has been repaid by the Company leaving an amount due from the Company of US$849,167. On September 19, 2024, Mr. Cox agreed to waive any right to repayment of approximately US$500,000 (GBP377,229) of the amount owed to him and to contribute the US$500,000 to the Company’s additional paid-in capital. Mr. Cox will continue to receive interest on the written-off principal amount over 36 months.

Due to the convertibility provisions of our Preferred Shares, the Preferred Shares issued to Mr. Lau and Mr. Cox are subject to the lock-up agreements pursuant to which our directors, executive officers and affiliates have agreed with the representative of the underwriters of our Initial Public Offering, for a period of 12 months after the closing of the Initial Public Offering, or April 2, 2026, subject to certain exceptions, not to offer, sell or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Company.

Other Transactions

On March 25, 2025, EGHL transferred all of the issued and outstanding shares of GAI to Mr. Michael Lau for consideration of HKD$1. As of the date of transfer, the net liabilities disposed of equaled GBP303,013. The Company recognized a gain of GBP303,012 (US$415,768) for the year ended June 30, 2025 with respect to this transfer.

Interests of Experts and Counsel

Not Applicable

Legal Proceedings

Not Applicable

Item 8. Financial Information

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. - “Financial Statements.”

Item 9. The Offer and Listing

Offer and Listing Details

Our Ordinary Shares commenced trading on the Nasdaq Capital Market on April 1, 2025 under the symbol “ENGS.” Our CUSIP number for our Ordinary Shares is G3040B 104.

Transfer Agent

The transfer agent and registrar for the ordinary shares of the Company is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598; telephone: 212-828-8436, toll-free: 855-9VSTOCK; Facsimile: 646-536-3179.

Item 10. Additional Information

Share Capital

We are an exempted company incorporated with limited liability in the Cayman Islands and our affairs will be governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands.

As of the date of this Annual Report, our authorized share capital is US$30,300 divided into 300,000,000 Ordinary Shares, par value US$0.0001 each, and 3,000,000 Preferred Shares, par value US$0.0001 each.

Ordinary Shares

General. As of the date of this Annual Report, we have outstanding an aggregate of 14,287,860 Ordinary Shares, 4,637,860 of which have been registered under the Securities Act and are, therefore, free-trading securities and 9,650,000 of which are “restricted securities.”

All of our outstanding Ordinary Shares are fully paid and non-assessable. Any certificates representing Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our shareholders or our Board of Directors subject to the Companies Act and to our Amended and Restated Memorandum and Articles of Association.

Voting Rights. Currently, each Ordinary Share is entitled to one vote on all matters upon which the Ordinary Shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes attached to the Ordinary Shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast attached to the Ordinary Shares. A special resolution will be required for important matters such as a change of name or making changes to our Articles of Association.

Transfer of Ordinary Shares. Subject to the restrictions contained in our Amended and Restated Memorandum and Articles of Association, as applicable, holders of our restricted Ordinary Shares may transfer all or any of his or her restricted Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our Board of Directors.

Our Board of Directors may, in its absolute discretion, decline to register any transfer of any restricted Ordinary Share. Our Board of Directors may also decline to register any transfer of any restricted Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate, if any, for the Ordinary Shares to which it relates, an opinion of U.S. counsel that the transfer of the shares will not violate U.S. securities laws and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	the Ordinary Shares transferred are fully paid and free of any lien in favor of us;

●	any fee related to the transfer has been paid to us; and

●	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of Ordinary Shares), assets available for distribution among the holders of Ordinary Shares shall be distributed among the holders of the Ordinary Shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our Board of Directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. Subject to the provisions of the Companies Act and other applicable law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by the Board of Directors.

Variations of Rights of Shares. If, at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records. However, our Amended and Restated Articles of Association provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements.

Changes in Capital. We may from time to time by ordinary resolution:

●	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	sub-divide our existing shares, or any of them into shares of a smaller amount; or

●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital or any capital redemption reserve in any manner permitted by law.

Preferred Shares

General. All of our outstanding Preferred Shares are fully paid and non-assessable. Certificates representing the Preferred Shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Preferred Shares.

Dividends. The holders of Preferred Shares are entitled to receive non-cumulative dividends at the rate of $0.20 per share per annum (i.e., 8%) out of funds legally available therefor, when and as declared by the Board of Directors. Dividends on the Preferred Shares are payable in preference and priority to any payment of a cash dividend on Ordinary Shares or any other shares of capital stock of the Company other than the Preferred Shares or other class or series of stock ranking on a par with, or senior to the Preferred Shares in respect of dividends.

Voting Rights. Holders of Preferred Shares are entitled to vote together with the holders of Ordinary Shares as a single class at each meeting of shareholders of the Company (and written actions of shareholders in lieu of meetings) with respect to any and all matters presented to the shareholders of the Company for their action or consideration. Each outstanding Preferred Share is entitled to the number of votes equal to the number of whole Ordinary Shares into which the Preferred Share is convertible (as adjusted from time to time pursuant to the anti-dilution provisions described below).

Optional Conversion. The Preferred Shares may be converted into Ordinary Shares of the Company, at the option of the holder, at any time or from time to time. The Preferred Shares are convertible on the basis of one Ordinary Share for each Preferred Share being converted, subject to adjustment pursuant to the anti-dilution provisions applicable to the Preferred Shares. Any Ordinary Shares issued upon conversion of Preferred Shares (“Conversion Shares”) will constitute “restricted securities” and may be sold only pursuant to an effective registration statement or in accordance with Rule 144 or Regulation S under the Securities Act.

Anti-Dilution Provisions. The conversion price of the Preferred Shares (initially US$2.50) will be subject to adjustment, on a weighted average basis, to prevent dilution in the event that the Company sells or grants any option to purchase or sells or grants any right to reprice its securities, or otherwise disposes of or issues (or announces any sale, grant or any option to purchase or other disposition) any Ordinary Shares or ordinary share equivalents entitling any person to acquire Ordinary Shares at an effective price per share that is lower than the then applicable conversion price of the Preferred Shares. No adjustment will apply upon the issuance of (i) Ordinary Shares issued under any Equity Incentive Plan of the Company; (ii) Ordinary Shares or options to employees, officers, agents, consultants or directors of the Company pursuant to any restricted shares award plan or shares option plan duly adopted by a majority of the members of the Board of Directors of the Company or a majority of the members of a committee of non-employee directors established for such purpose; and (iii) securities upon the conversion of Preferred Shares.

Redemption. The Preferred Shares are redeemable in the sole and absolute discretion of the Company at any time, in whole or in part, at a redemption price equal to the issue price of the shares plus declared and unpaid dividends.

Registration Rights.

Demand Registration Right. If, at any time during the period commencing upon the earlier of the closing of our Initial Public Offering and that date that is three years after the first purchase of Preferred Shares (but not within 6 months of the effective date of a registration of the Company’s securities), one or more holders owning in the aggregate at least 50% of the Conversion Shares make a written request to the Company for registration, under and in accordance with the provisions of the Securities Act, of Conversion Shares constituting at least 10% of the Conversion Shares then outstanding (a “Demand Registration”), the Company must use its best efforts to cause such shares to be so registered. If, however, the Company furnishes to the holder or holders requesting a Demand Registration a certificate signed by the President of the Company stating that, in the good faith judgment of the Board of Directors of the Company, a material acquisition or disposition by the Company is being negotiated or has been publicly announced or that such registration would have a material detrimental effect on the Company, the Company will have the right to defer the filing of the requested registration statement for a period of not more than 120 days after receipt of the request for such registration; provided, however, that the Company may not exercise its right to delay a Demand Registration request more than one time in any 12 month period. The Company will not be obligated to effect more than one Demand Registration.

Piggyback Registration Right. If the Company at any time or from time to time proposes to register any securities under the Securities Act either for its own account or the account of any selling security holders (other than pursuant to a Demand Registration request, a merger or acquisition, issuance of shares under an employee benefits package, a registration solely under Rule 145 of the Securities Act or a registration on any form that does not permit secondary sales), the holders of Conversion Shares shall be entitled to “piggyback” registration rights, subject to the right of the Company and its underwriters, in view of market conditions, to reduce the number of Conversion Shares proposed to be registered.

Liquidation, Dissolution or Winding-Up. In the event of any liquidation, dissolution or winding up of the Company, the holders of Preferred Shares will be entitled to receive in preference to the holders of Ordinary Shares an amount equal to the original purchase price of their Preferred Shares plus any declared but unpaid dividends on the Preferred Shares, and then to share ratably with the holders of the Ordinary Shares in any remaining assets on an as-converted basis. A consolidation or merger of the Company in which the Company does not survive or a sale of all or substantially all of its assets will be deemed to be a liquidation, dissolution or winding up for purposes of the liquidation preference.

Protective Provisions. Consent of the holders of at least a majority of the outstanding Preferred Shares voting separately as a single class will be required for the Company to: (i) alter or change the rights, preferences or privileges of the Preferred Shares materially and adversely; (ii) create any new class of shares having preference over or being on a parity with the Preferred Shares; (iii) take any action that involves the sale by the Company of a substantial portion of its assets; or (iv) agree to the merger of the Company with another entity.

Sinking Fund. There shall be no sinking fund for the payment of dividends or liquidation preferences on the Preferred Shares.

Amended and Restated Memorandum and Articles of Association

We are registered in the Cayman Islands and have been assigned company number 392538 in the register of companies. Our registered office is Quality Corporate Services Ltd., P.O. Box 712, Suite 102, Cannon Place, North Sound Road, George Town, Grand Cayman KY1-9006, Cayman Islands. As a Cayman Islands exempted company, we are (subject to certain qualifications), among other things, prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of our business carried on outside the Cayman Islands. We do not believe that the restrictions on exempted companies materially affect our operations.

Objects of the Company

Under our Amended and Restated Memorandum and Articles of Association, the objects of our Company are unrestricted and we and are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

Powers of Directors

Paragraph 100 of our Amended and Restated Articles of Association (our “Articles”) provides that a director who is in any way, whether directly or indirectly, interested in a contract or arrangement or a proposed contract or arrangement with the Company shall declare the nature of his interest at a meeting of the directors or by general notice to the directors. The director may vote in respect of the contract or arrangement notwithstanding his interest therein and his vote shall be counted, and he may be counted in the quorum at any meeting at which the contract or arrangement is considered. Paragraph 94 of the Articles allows the directors to vote compensation to themselves in respect of services rendered to the Company. Paragraph 108 of the Articles provides that the directors may exercise all the powers of the Company to raise or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. There is no provision in the Articles for the mandatory retirement of directors. Paragraph 86 of the Articles provides that directors are not required to own shares of the Company in order to serve as directors.

Our Shares

Our authorized share capital is US$30,300 divided into 300,000,000 Ordinary Shares, par value US$0.0001 each, and 3,000,000 Preferred Shares, par value US$0.0001 each. Holders of our Ordinary Shares are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of our Ordinary Shares do not have cumulative voting rights in the election of directors. All of our fully paid Ordinary Shares are equal to each other with respect to dividend rights. Holders of our Ordinary Shares are entitled to receive dividends if and when declared by our Board of Directors out of funds legally available therefor under Cayman Islands law. In the event of our liquidation, the liquidator will, after having discharged the debts, if any, of the Company, divide among the shareholders on a pari passu basis, in specie or in kind, the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid. Holders of our Ordinary Shares have no pre-emptive rights to purchase any additional unissued Ordinary Shares.

Paragraph 12 of the Articles empowers our Board of Directors to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of preferred shares (including without limitation the Series A Convertible Preferred Stock) and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by the Companies Act. Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series.

Amendment

Paragraph 166 of our Articles provides that our Amended and Restated Memorandum and Articles of Association may be amended by a special resolution of members. A special resolution requires passage by a majority of not less than two-thirds of the shareholders entitled to vote on the matter, in person or, where proxies are allowed, by proxy at a general meeting of the Company or in writing by all of the shareholders entitled to vote.

General Meetings

Provisions in respect of the holding of annual general meetings and extraordinary general meetings are set out in Paragraphs 55 through 58 of the Articles and under the Companies Act of the Cayman Islands. The directors may convene meetings of the shareholders at such times and in such manner and places as the directors consider necessary or desirable, provided that an annual general meeting of the Company shall be held in each year other than the year in which our Articles were adopted. Only a majority of the Board of Directors or the Chairman of the Board may call extraordinary general meetings, which extraordinary general meetings shall be held at such times and locations (as permitted hereby) as such person or persons shall determine.

Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting and any extraordinary general meeting of our shareholders, but a general meeting may be called by shorter notice, subject to the Companies Act, if it is so agreed in the case of an annual general meeting, by all the Members entitled to attend and vote thereat and in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the issued shares giving that right.

A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our Company.

Limitations on Right to Own Shares

Cayman Islands law and our Amended and Restated Memorandum and Articles of Association impose no limitations on the right of non-resident or foreign owners to hold or vote our securities. There are no provisions in the Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Anti-Takeover Provisions

Some provisions of our Articles may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●

authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders (subject to variation of rights of shares provisions in our Amended and Restated Memorandum and Articles of Association); and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Issuance of Additional Shares

Paragraph 12 of our Articles authorize our Board of Directors to issue the unissued shares of the Company to such persons, at such times and for such consideration and upon such terms and conditions as the Board may in its absolute discretion determine but so that no shares shall be issued at a discount.

Paragraph 12 of our Articles also authorizes our Board of Directors to establish from time to time one or more series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by the Companies Act.

Our Board of Directors may issue preferred shares without action by our shareholders to the extent there are authorized but unissued shares available. Issuance of additional shares may dilute the voting power of holders of our Ordinary Shares. However, no shares may be issued in excess of the authorized share capital specified in our Amended and Restated Memorandum of Association and to the extent the rights attached to any class may be varied, the Company must comply with the provisions in our Articles relating to variations in rights of shares.

A copy of our Amended and Restated Memorandum and Articles of Association was filed as Exhibit 3.2 to Amendment 9 to our Registration Statement on Form F-1 filed with the SEC on September 6, 2024.

Material Contracts

Our material contracts, other than those entered into in the ordinary course of business and those summarized below are described in Item 4, Item 6 and Item 7 or elsewhere in this Annual Report.

On April 8, 2025, the Company signed a memorandum of understanding and intended to acquire 49 shares of a company. A refundable deposit in the amount of GBP3,977,212 (US$5,457,206) was paid. As of the date of this Annual Report, the Company is in the process of finalizing the transaction with the transferor and it is expected that the transaction will be completed before December 31, 2025.

Dividends and Dividend Policy

No dividends were paid by us or our Operating Subsidiaries for the fiscal years ended June 30, 2023, 2024 and 2025. Any future dividend payments should not be considered as a guarantee or indication that those companies will declare and pay dividends in such manner in the future or at all. Further, as of the date of this Annual Report, our Board of Directors does not intend to pay any dividends on our Ordinary Shares or on our Preferred Shares for the foreseeable future. Our Preferred Shares carry a right to receive non-cumulative dividends at the rate of $0.20 per share per annum (i.e., 8%) out of funds legally available therefor, but only when and as declared by the Board of Directors. We anticipate that all of our net earnings, if any, will be used for the operation and growth of our Operating Subsidiaries’ businesses.

We have adopted a dividend policy, according to which our Board shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our Board may consider relevant. The payment of dividends, in certain circumstances is also subject to the approval of our shareholders, the Companies Act and our Articles of Association as well as any other applicable laws. Currently, we do not have any predetermined dividend distribution ratio.

Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board of Directors may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Ordinary Shares.

As a holding company, we may rely on dividends and other distributions on equity paid by our Operating Subsidiaries for our cash and financing requirements. We are permitted under the laws of the Cayman Islands and our Memorandum and Articles of Association (as amended from time to time) to provide funding to our Operating Subsidiaries through loans or capital contributions. Our Operating Subsidiaries are permitted to provide funding to us through dividend distribution without restrictions on the amount of the funds. If any of our Operating Subsidiaries incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. As of the date of this Memorandum, our Operating Subsidiaries have not experienced any difficulties or limitations on their ability to transfer cash between each other; nor do they maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. In relation to our Hong Kong Operating Subsidiaries, there can be no assurance that the PRC government will not intervene or impose restrictions to prevent the cash maintained in Hong Kong from being transferred out or restrict the deployment of the cash into our business or for the payment of dividends.

Exchange Controls

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our Operating Subsidiaries that would affect the payment or remittance of dividends.

Material Income Tax Considerations

The following summary of certain Cayman Islands, U.S., United Kingdom and Hong Kong income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the United States and the United Kingdom. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Ordinary Shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Harney Westwood & Riegels, our counsel as to Cayman Islands law and, to the extent that it relates to matters of United Kingdom tax law, it is the opinion of Gately Legal.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of our Ordinary Shares.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below) that hold our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, described above, and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Ordinary or Preferred Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Ordinary or Preferred Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes in the Ordinary or Preferred Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such Ordinary Shares determined for federal income tax purposes, in such Ordinary Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Singapore dollars or another currency other than U.S. dollars on the disposition of our Ordinary Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill), we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares (which is volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our Company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. We cannot guarantee that our Ordinary Shares will continue to be listed and regularly traded on Nasdaq or on another qualified exchange. U.S. Holders are advised to consult their tax advisors as to whether the Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Ordinary Shares held at the end of the taxable year over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

United Kingdom Tax Considerations

Our subsidiaries resident in the United Kingdom are subject to corporation tax at the rate of 19% on their profits.

Taxation of Dividends

Companies resident in the United Kingdom generally do not pay tax on dividend income. Companies resident in the United Kingdom do not have to withhold tax on the payment of dividends. As of April 5, 2023, individuals resident in the United Kingdom are subject to income tax on aggregate dividend income exceeding £1,000 at the rates of 8.75%, 33.75% or 39.35%. The higher rates apply if the dividend income and other income exceeds certain thresholds. Persons resident outside the United Kingdom are not subject to tax in the United Kingdom on dividends paid by companies resident in the United Kingdom unless the dividends are received by a branch or permanent establishment in the United Kingdom of such persons.

Taxation on Gains Arising from the Disposal of Capital Assets

Persons resident in the United Kingdom would pay tax on any gains arising from the sale of shares in the Company. Individuals would pay tax at the rate of 20% and, after March 31, 2023, companies would pay tax at the rate of 25%. Persons who are not resident in the United Kingdom do not pay tax in the United Kingdom on gains that would arise from the sale of shares in the Company.

Stamp Duty and Stamp Duty Reserve Tax

Stamp duty reserve tax is payable by a person who enters into an agreement to acquire shares in a company incorporated in the United Kingdom at the rate of 0.5%. Stamp duty is charged at the rate of 0.5% (rounded up to the nearest £5) on the consideration paid to transfer shares in a company resident in the United Kingdom, where the transfer document is signed or executed in the United Kingdom or where anything is done in the United Kingdom to effect the transfer. The payment of stamp duty satisfies the obligation to pay stamp duty reserve tax. As the Company is not incorporated in the United Kingdom, the transfer of shares in the Company would not be subject to stamp duty reserve tax or stamp duty unless the transfer document is signed or executed in the United Kingdom or anything is done in the United Kingdom to effect such transfer.

As some of the Company’s subsidiaries are incorporated in the United Kingdom, the transfer of the shares in such companies would be subject to stamp duty and stamp duty reserve tax. However, if:

a.)	the transferor and transferee of such shares are 75% subsidiaries (whether directly or indirectly) of the same company; or

b.)	the transferee or transferor is a 75% subsidiary (whether directly or indirectly) of the transferor or transferee, respectively,

then the transfer of such shares should qualify for relief from stamp duty and stamp duty reserve tax. A company is a 75% subsidiary of another company if:

a.)	the second company owns at least 75% percent of the ordinary share capital of the first company, whether directly or by owning the share capital of intermediate companies;

b.)	the second company is entitled to at least 75% of the profits available for distribution of the first company; and

c.)	the second company would be entitled to 75% of the assets of the first company available for distribution to equity holders of the first company on a winding up.

Inheritance Tax

Inheritance tax is paid to the United Kingdom tax authority on the gift of assets by persons domiciled in the United Kingdom or the gift of assets situated in the United Kingdom. A person who bequeaths assets on death under his or her will or intestacy is deemed to make a gift of the assets immediately before death so that the deemed gift is subject to inheritance tax. As the Company is incorporated in the Cayman Islands, its shares are not situated in the United Kingdom. Therefore, only shareholders domiciled in the United Kingdom would be subject to inheritance tax on the gift or inheritance of shares in the Company.

Hong Kong Profits Tax Considerations

Our subsidiaries incorporated in Hong Kong are subject to an 8.25% Hong Kong profits tax on the first HK$2,000,000 of their taxable income assessable profits generated from operations arising in or derived from Hong Kong and 16.5% on any part of such assessable profits over HK$2,000,000. Under Hong Kong tax laws, our Hong Kong subsidiaries are exempted from Hong Kong income profits tax on their foreign-derived income profits. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any tax withholding in Hong Kong.

Taxation of Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in connection with dividends paid by us, either by withholding or otherwise, unless such dividends are attributable to a trade, profession or business carried on in Hong Kong.

Profits

No tax is imposed in Hong Kong in respect of capital gains from the sale of Ordinary Shares. Trading gains from the sale of securities by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong income tax rates of 16.5% on corporations and 15.0% on individuals. Gains from sales of Ordinary Shares will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

Stamp Duty

Hong Kong stamp duty, currently charged at the rate of 0.1% of the higher of the consideration for or the value of the Hong Kong shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares. In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of shares. If one of the parties to the sale is a non-resident of Hong Kong and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any) and the transferee will be liable for payment of such duty.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 became effective on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of a holder of the shares whose death occurs on or after February 11, 2006.

THE DISCUSSIONS ABOVE ARE GENERAL SUMMARIES. THEY DO NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

Documents on Display

You may read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the SEC at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also obtain copies of our SEC filings by going to the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Annual Report on Form 20-F.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The Company is currently not subject to significant interest rate risk due to its lack of outstanding short term loans or large deposit accounts.

Foreign Currency Exchange Rates

	June 30, 2025	June 30, 2024
Year-end US$:GBP exchange rate	0.7288	0.7911

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Annual Report, our Chief Executive Officer and our Chief Financial Officer (the “Certifying Officers”) conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officers have concluded that our disclosure controls and procedures were effective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act and the rules and regulations promulgated thereunder.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2025 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In its assessment of the effectiveness of internal control over financial reporting as of June 30, 2025, our management determined that there were material weaknesses in our internal control over financial reporting as of June 30, 2025. The material weaknesses identified were as follows:

●	Due to the small size of the Company and the lack of a sufficient number of experienced accounting and finance personnel, there were limited controls over information processing.

●	There was an inadequate segregation of duties consistent with control objectives and there remains an issue with inadequate segregation of duties as of the date of filing this Annual Report. In order to remedy this situation, we would need to hire additional managers and staff to provide greater segregation of duties. Currently, it is not financially feasible to hire additional managers and staff to obtain optimal segregation of duties. Management will reassess this matter on an ongoing basis to determine whether improvement in segregation of duties is feasible.

●	Although the financial statements and footnotes are reviewed by our audit committee, we did not have formal policies and procedures necessary to adequately review significant accounting transactions and the accounting treatment of those transactions.

As a result of these material weaknesses, our management concluded that our internal control over financial reporting was not effective as of June 30, 2025. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Pursuant to the JOBS Act, we qualify as an “emerging growth company as we recorded revenues less than US$1.235 billion in our most recent fiscal year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Controls over Financial Reporting

There were no changes to our internal controls over financial reporting that occurred during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. However, effective as of March 14, 2025, which is the date the Company’s registration statement with respect to its Initial Public Offering was declared effective by the SEC, our Board of Directors appointed three independent directors and formally formed an audit committee with financial experts that is comprised of those three independent directors. Even though our financial statements and footnotes are now reviewed by our management and our audit committee, we still do not have a formal policy to review significant accounting transactions and the accounting treatment of such transactions.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that the Company has at least one audit committee financial expert serving on its audit committee. Our Board of Directors has determined that each member of our audit committee is “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Directors have designated Mr. Han Yee Yan as an “audit committee financial expert,” as defined under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

Our Board of Directors has adopted a written code of business conduct and ethics that applies to our Directors, Officers and employees, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions. A current copy of this code is posted on the Corporate Governance section of our website, which is located at https:// www.energysgroup.com. The information on our website is deemed not to be incorporated in or to be a part of this Annual Report. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our Directors, Executive Officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following are the fees billed to us by our auditors during the fiscal years ended June 30, 2025 and 2024:

	Fiscal Years Ended June 30,
	2025	2024
	US$	US$
Audit Fees	250,000	255,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	250,000	255,000

Audit Fees consist of the aggregate fees billed for professional services rendered for the audit of our annual financial statements and the reviews of the financial statements included in our Forms 6-K and for any other services that were normally provided by our independent auditor in connection with our statutory and regulatory filings or engagements.

Audit Related Fees consist of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees.

Tax Fees consist of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees are fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

All Other Fees consist of the aggregate fees billed for products and services provided by our independent auditor and not otherwise included in Audit Fees, Audit Related Fees or Tax Fees. Included in such Other Fees would be fees for services rendered by our independent auditor in connection with any private and public offerings conducted during such periods.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. However, our Audit Committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on Nasdaq. Therefore, we have a fully independent Audit Committee in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the Shareholder Approval Requirements under Section 5635 of the Nasdaq listing rules and the requirement under Section 5605(b)(2) of the Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present. Accordingly, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3.D. Key Information-Risk Factors-Risks Related to the Company and Our Corporate Structure-As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Listing Rules of the Nasdaq Stock Market. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq rules.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of its securities by Directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the listing standards of Nasdaq.

ITEM 16K. CYBERSECURITY

The Company has adopted a Cybersecurity Policy governing the establishment and application of certain procedures and safeguards to identify potential cybersecurity risks and, in the event of a cybersecurity breach, the protocol for disclosing to the Securities and Exchange Commission, including possible remedies. We review cybersecurity risk as part of our overall risk-management program. This ensures that cybersecurity risk management remains a meaningful priority in our business strategy and operations. Our risk management strategy for cybersecurity generally includes:

1.	Identification: We aim to proactively identify the manners in which our business could be materially impacted by cybersecurity risks including:

a.	Cybersecurity Incidents - an unauthorized occurrence on or conducted through its information system that jeopardizes the confidentiality, integrity, or availability of its information systems or any information residing therein

b.	Cybersecurity Threats - any potential occurrence that may result in an unauthorized effort to adversely affect the confidentiality, integrity, or availability of its information systems or any information residing therein.

2.	Assessment: We periodically assess our risks relating to cybersecurity threats, including risks relating to our reliance on third parties. In so doing, we consider the likelihood and impact that could result from the manifesting of such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, including evaluating and if available obtaining cyber liability insurance, and aligning such cyber-risk management policies with the Company’s business needs by integrating cyber-risk analysis into significant business decisions.

3.	Management: If deemed appropriate, we design and implement reasonable safeguards to address any identified gaps in our existing processes and procedures, including annual cybersecurity awareness training emphasizing the use of strong passwords on all systems and aligning cyber-risk management policies with the Company’s needs by integrating cyber-risk analysis into significant business decisions and ensuring that the Company’s organization structure supports such cybersecurity goals.

4.	Evaluation: If a cybersecurity breach occurs, the Audit Committee will determine whether the Incident or Threat is “material” (.i.e. is there a substantial likelihood that a reasonable shareholder would consider it important in making an investment decision or if it would have significantly altered the “total mix” of information made available?), assessing among other factors potential or actual financial impacts, reputational damage, and operational disruptions.

5.	Report: Establish and monitor an incident response approach requiring our Chief Financial Officer to report to us, the full Board of Directors and legal counsel any cybersecurity concerns or events.

6.	Disclosure: To ensure compliance with SEC requirements and maintain overall stakeholder confidence in the Company, all material and known facts regarding the cybersecurity breach will be recorded, including their nature, scope, and financial implications; and a Form 6-K will be prepared and filed within four (4) business days after the determination that a “material” cybersecurity incident has occurred.

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices. The Company did not have any material cybersecurity breaches during the financial year ended May 31, 2025.

The Audit Committee is the governance body involved in, and ultimately responsible for, cybersecurity oversight. They will generally coordinate with our Chief Financial Officer in this regard. If needed, the full Board would be updated on cybersecurity risks and incidents. None of our Directors on the Audit Committee nor our Chief Financial Officer have particular experience in cybersecurity matters.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The following Financial Statements are filed as part of this Annual Report:

ENERGYS GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED JUNE 30, 2025, 2024 AND 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Energys Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Energys Group Limited and its subsidiaries (collectively the “Company”) as of June 30, 2024 and 2025 and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ (deficit) equity, and cash flows for each of the years in the three-year period ended June 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has an accumulated deficit, working capital deficit and net cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on our consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID: 1171

We have served as the Company’s auditor since 2022.

San Mateo, California

November 3, 2025

ENERGYS GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in GBP and US$, except for number of shares and per share data, or otherwise noted)

	As of June 30,
	2024	2025	2025
	GBP	GBP	US$
ASSETS
Current assets
Cash and cash equivalents	260,719	193,221	265,122
Contracts receivable, net	1,562,947	1,064,453	1,460,556
Contract assets, net	562,199	318,674	437,258
Retention receivables, net	213,696	102,805	141,061
Prepayments and other receivables, net	1,354,771	4,388,920	6,022,118
Investment in life insurance policies, net	319,498	306,219	420,169
Inventories, net	1,086,699	1,082,854	1,485,804
Total current assets	5,360,529	7,457,146	10,232,088

Non-current assets
Long-term investment	-	-	-
Property and equipment, net	3,133,563	2,742,776	3,763,414
Right-of-use assets, net	159,070	266,098	365,118
Rental deposits	30,382	15,600	21,405
Total non-current assets	3,323,015	3,024,474	4,149,937
TOTAL ASSETS	8,683,544	10,481,620	14,382,025

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Bank and other borrowings - current	7,766,282	6,120,322	8,397,806
Accounts payable	1,144,107	975,182	1,338,065
Contract liabilities	158,329	618,974	849,306
Accruals and other payables	643,041	671,710	921,667
Amounts due to a related party	3,291	337,547	463,155
Loan from related parties	671,809	-	-
Tax payable	-	2,298	3,153
Operating lease liabilities - current	48,106	127,230	174,575
Total current liabilities	10,434,965	8,853,263	12,147,727

Non-current liabilities
Bank and other borrowings - non-current	137,500	-	-
Operating lease liabilities - non-current	110,964	138,868	190,543
Total non-current liabilities	248,464	138,868	190,543
TOTAL LIABILITIES	10,683,429	8,992,131	12,338,270

Commitments and contingencies

SHAREHOLDERS’ (DEFICIT) EQUITY
Preferred shares (US$0.0001 par value per share; 3,000,000 authorized, 2,575,250 shares issued and outstanding as of June 30, 2024 and 2025)	203	203	279
Ordinary shares (US$0.0001 par value per share; 300,000,000 shares authorized, 12,000,000 and 14,250,000 shares issued and outstanding as of June 30, 2024 and 2025, respectively)	987	1,161	1,593
Additional paid-in capital	5,108,404	10,890,076	14,942,475
Accumulated deficit	(7,261,982)	(9,337,516)	(12,812,179)
Accumulated other comprehensive income	152,503	(64,435)	(88,413)
Total shareholders’ (deficit) equity	(1,999,885)	1,489,489	2,043,755
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY	8,683,544	10,481,620	14,382,025

The accompanying notes are an integral part of these consolidated financial statements.

ENERGYS GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Amounts in GBP and US$, except for number of shares and per share data, or otherwise noted)

	For the years ended June 30,
	2023	2024	2025	2025
	GBP	GBP	GBP	US$
Revenues	6,005,563	9,601,471	6,892,544	9,457,387
Cost of revenues	(4,920,593)	(7,458,966)	(5,483,186)	(7,523,581)
Gross profit	1,084,970	2,142,505	1,409,358	1,933,806

Operating expenses:
Selling and marketing expenses	(161,806)	(103,303)	(188,274)	(258,334)
Employee compensation and benefits	(1,107,518)	(1,148,814)	(1,370,381)	(1,880,325)
Depreciation	(140,784)	(136,027)	(143,986)	(197,566)
General and administrative expenses	(943,827)	(820,771)	(1,068,834)	(1,466,567)
Research and development expenses	(256,986)	(260,708)	(129,090)	(177,127)
(Provision for) reversal of expected credit losses	(30,836)	94,023	(247,523)	(339,631)
Total operating expenses	(2,641,757)	(2,375,600)	(3,148,088)	(4,319,550)

Loss from operations	(1,556,787)	(233,095)	(1,738,730)	(2,385,744)

Other income (expenses):
Other income, net	88,992	65,426	382,048	524,215
Interest expense	(382,008)	(502,959)	(621,879)	(853,292)
Interest expense – a related party	-	(50,325)	(16,828)	(23,090)
Fair value loss on promissory notes	(240,557)	(371,876)	-	-
Exchange loss, net	(17,183)	(13,664)	(80,145)	(109,968)
Total other expenses, net	(550,756)	(873,398)	(336,804)	(462,135)

Loss before income tax expense	(2,107,543)	(1,106,493)	(2,075,534)	(2,847,879)

Income tax expense	(176,923)	(2,512)	-	-

Net loss	(2,284,466)	(1,109,005)	(2,075,534)	(2,847,879)
Foreign currency translation	258,703	(93,036)	(216,938)	(297,664)

Total comprehensive loss	(2,025,763)	(1,202,041)	(2,292,472)	(3,145,543)

Weighted average number of ordinary shares	12,000,000	12,000,000	12,554,795	12,554,795

Loss per share - basic and diluted*	(0.19)	(0.09)	(0.17)	(0.23)

*	Giving retroactive effect to the issuance of ordinary shares on February 23, 2023, which is detailed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

ENERGYS GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

(Amounts in GBP and US$, except for number of shares and per share data, or otherwise noted)

	Ordinary shares		Preferred shares		Additional		Accumulated other comprehensive	Total shareholders’
	No. of shares*	Amount	No. of shares	Amount	paid-in capital	Accumulated deficit	(loss) income	(deficit) equity
		GBP		GBP	GBP	GBP	GBP	GBP
Balance, July 1, 2022	12,000,000	987	-	-	-	(3,868,511)	(13,164)	(3,880,688)
Net loss	-	-	-	-	-	(2,284,466)	-	(2,284,466)
Foreign currency translation	-	-	-	-	-	-	258,703	258,703

Balance, June 30, 2023	12,000,000	987	-	-	-	(6,152,977)	245,539	(5,906,451)
Issuance of preferred shares in cash	-	-	120,000	9	237,333	-	-	237,342
Issuance of preferred shares in reduction of amount due to related parties	-	-	1,159,250	92	2,273,771	-	-	2,273,863
Issuance of preferred shares in reduction of promissory notes	-	-	1,296,000	102	2,597,300	-	-	2,597,402
Net loss	-	-	-	-	-	(1,109,005)	-	(1,109,005)
Foreign currency translation	-	-	-	-	-	-	(93,036)	(93,036)

Balance, June 30, 2024	12,000,000	987	2,575,250	203	5,108,404	(7,261,982)	152,503	(1,999,885)

Proceeds from initial public offering	2,250,000	174	-	-	5,404,443	-	-	5,404,617
Net loss	-	-	-	-	-	(2,075,534)	-	(2,075,534)
Foreign currency translation	-	-	-	-	-	-	(216,938)	(216,938)
Contribution from shareholder	-	-	-	-	377,229	-	-	377,229

Balance, June 30, 2025	14,250,000	1,161	2,575,250	203	10,890,076	(9,337,516)	(64,435)	1,489,489

Balance, June 30, 2025 (US$)		1,593		279	14,942,475	(12,812,179)	(88,413)	2,043,755

*	Giving retroactive effect to the issuance of ordinary shares on February 23, 2023, which is detailed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

ENERGYS GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in GBP and US$, except for number of shares and per share data, or otherwise noted)

	For the years ended June 30,
	2023	2024	2025	2025
	GBP	GBP	GBP	US$
Cash flows from operating activities
Net loss	(2,284,466)	(1,109,005)	(2,075,534)	(2,847,879)
Adjustment to reconcile net loss to net cash provided by operating activities:
Impairment loss on inventories	86,521	-	46,644	64,002
Fair value loss on promissory notes	240,557	371,876	-	-
Gain on life insurance policy	-	(10,559)	(13,179)	(18,083)
Depreciation	140,784	136,027	143,986	197,566
Gain on disposal of a subsidiary	-	-	(303,012)	(415,768)
Gain on disposal of property and equipment	-	-	(12,188)	(16,724)
Insurance expense	-	44,536	-	-
Provision for (reversal of) expected credit losses	30,836	(94,023)	247,523	339,631
Deferred income tax	176,923	-	-	-
Change in operating assets and liabilities:
Contracts receivable	40,975	(585,180)	311,971	428,061
Contract assets	(17,489)	(530,469)	257,751	353,665
Retention receivables	(23,097)	(134,260)	109,133	149,743
Prepayments and other receivables	(313,541)	(512,413)	456,052	625,757
Inventories	824,936	734,346	(42,799)	(58,726)
Contract liabilities	209,726	(51,397)	460,645	632,060
Accounts payable	(59,188)	282,735	(144,771)	(198,645)
Accruals and other payables	316,932	24,460	57,996	79,577
Net cash used in operating activities	(629,591)	(1,433,326)	(499,782)	(685,763)

Cash flow from investing activities
Purchase of property and equipment	(1,223)	(31,895)	(8,115)	(11,136)
Proceeds from termination of life insurance policy	-	166,368	-	-
Deposit for acquisition of an associate	-	-	(3,977,212)	(5,457,206)
Proceed from disposal of property and equipment	-	-	12,188	16,724
Net cash (used in) generated from investing activities	(1,223)	134,473	(3,973,139)	(5,451,618)

Cash flow from financing activities
Proceeds from initial public offering (“IPO”)	-	-	5,404,617	7,415,775
Proceeds from issuance of preferred shares	-	237,342	-	-
Proceeds from bank and other borrowings	1,945,887	2,772,251	10,501,040	14,408,672
Repayments of bank and other borrowings	(2,226,896)	(2,745,115)	(11,539,910)	(15,834,121)
Loan from related parties	-	755,000	-	-
Repayment of loan from related parties	-	(83,191)	(294,580)	(404,199)
Advanced from related parties	4,832,804	5,540,042	3,927,848	5,389,473
Repayments to related parties	(3,716,062)	(5,137,647)	(3,593,592)	(4,930,834)
Net cash generated from financing activities	835,733	1,338,682	4,405,423	6,044,766

Net change in cash and cash equivalents	204,919	39,829	(67,498)	(92,615)
Cash and cash equivalents at the beginning of the year	15,971	220,890	260,719	357,737
Cash and cash equivalents at the end of the year	220,890	260,719	193,221	265,122

Supplemental cash flow information
Interest paid	382,008	553,284	556,733	763,904
Income tax paid	-	-	-	-
Supplemental schedule of non-cash investing and financing activities				-
Initial recognition of operating lease liabilities related to right-of-use assets	359,917	-	176,000	241,493
Proceeds from issuance of promissory notes received by a related party on behalf of the Company, included in amounts due to related parties	332,290	190,748	-	-
Amounts due to related parties exchanged for Preferred Shares	-	2,273,863	-	-
8% Promissory Notes exchanged for Preferred Shares	-	2,597,402	-	-
Forgiveness of loans due to a director and credited to the additional paid-in capital	-	-	377,229	517,603

The accompanying notes are an integral part of these consolidated financial statements.

ENERGYS GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities

Business

Energys Group Limited (the “Company”) and its subsidiaries (collectively the “Group”) conducts its primary operations through its indirectly wholly owned subsidiaries, Energy Conservation Solutions Limited (“ECSL”) in the United Kingdom, and New Vision Lighting Limited (“NVL”) and Grand Alliance International Limited (“GAI”) in Hong Kong. The Company provides end-to-end customized solutions and services involving the retrofitting of existing infrastructure helping public and private organizations in the United Kingdom to reduce their CO2 emissions and save cost. The Company’s customers include large national account end-users, including universities, schools, hospitals and electrical distributors in the United Kingdom. ECSL is principally engaged in the provision of enterprise-grade LED lighting and energy management solutions in the United Kingdom. NVL and GAI are principally engaged in the procurement of materials and supply to ECSL.

Organization and reorganization

The Company is an investment holding company incorporated in the Cayman Islands on July 5, 2022. Moonglade Investment Limited (“Moonglade”), a holding company incorporated under the laws of the British Virgin Islands on September 9, 2022, is the immediate holding company of the Company. Sky Shadow Limited (the “Controlling Shareholder”), Mr. Kevin Cox and Mr. Steven Paul Adams owned 100% of the shares of Moonglade.

Energys Group Holding Limited (“EGHL”), a company incorporated in the British Virgin Islands with limited liability on June 29, 2017, is the immediate holding company of GAI, Energys Group Limited (Hong Kong) (“EGL(HK)”), and NVL, which in turn holds a 100% interest in Advance Gallant Limited (“AGL”), China Light Limited (“CLL”), Leading Prosper Limited (“LPL”), Peace Master Limited (“PML”), Energys Group Limited (the United Kingdom), Energys Services Limited and ECSL. Sky Shadow Limited, Mr. Kevin Cox and Mr. Steven Paul Adams owned 73%, 22% and 5% of the shares of EGHL, respectively, prior to the group reorganization (the “Group Reorganization”) discussed below.

Pursuant to the Group Reorganization undertaken in preparation for the listing of the Company’s shares, the Company became the holding company of the Group on February 23, 2023, through the transfer of an aggregate of 100 shares of EGHL (representing 100% of the issued shares of EGHL) by Sky Shadow Limited, Mr. Kevin Cox and Mr. Steven Paul Adams to the Company in exchange for 89 shares of the Company (representing 89% of the issued shares of the Company) being issued to Moonglade, which is owned as to 69.7%, 24.7%, and 5.6% by Sky Shadow Limited, Mr. Kevin Cox and Mr. Steven Paul Adams, respectively. The Company, together with its wholly owned subsidiaries, is effectively controlled by the same Controlling Shareholder, i.e., ultimately held as to 73% and 62% by the Controlling Shareholder before and after the Group Reorganization, respectively, and therefore the Group Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost. No amount is recognized in respect of goodwill or excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of the common control combination. The consolidated statements of loss and comprehensive loss, consolidated statements of changes in shareholders’ (deficit)/ equity and consolidated statements of cash flows are prepared as if the current Group structure had been in existence throughout the yeas ended June 30, 2024 and 2025, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period. The consolidated balance sheets as of June 30, 2024 and 2025 present the assets and liabilities of the companies now comprising the Group which had been incorporated/established as of the relevant balance sheet date, as if the current group structure had been in existence at those dates.

Upon the Group Reorganization and as of the date of these consolidated financial statements, details of the subsidiary companies are as follows:

Name	Place of incorporation	Date of incorporation	Business engaged in	Effective ownership as of June 30, 2024	Effective ownership as of June 30, 2025
Energys Group Holding Limited	British Virgin Islands	June 29, 2017	Investment holding	100%	100%
Grand Alliance International Limited (Note (a))	Hong Kong	December 29, 2000	Procurement of parts and provision of internal management services to the Group	100%	0%
Energys Group Limited	Hong Kong	May 28, 2004	Research and development	100%	100%
New Vision Lighting Limited	Hong Kong	January 24, 2013	Procurement of lighting and indoor air quality products	100%	100%
Advance Gallant Limited	Hong Kong	August 1, 2014	Holding commercial property in Hong Kong	100%	100%
China Light Limited	Hong Kong	August 8, 2014	Holding commercial property in Hong Kong	100%	100%
Leading Prosper Limited	Hong Kong	March 29, 2014	Holding commercial property in Hong Kong	100%	100%
Peace Master Limited	Hong Kong	March 29, 2014	Holding commercial property in Hong Kong	100%	100%
Energys Group Limited	The United Kingdom	January 30, 2006	Investment holding	100%	100%
Energys Services Limited	The United Kingdom	July 7, 1999	Dormant	100%	100%
Harvest Idea Consultant Limited	British Virgin Islands	July 5, 2011	Dormant	100%	100%
Energy Conservation Solutions Limited	The United Kingdom	August 21, 1998	Provision of enterprise-grade LED lighting and energy management project solutions	100%	100%

Note (a):	On March 25, 2025, EGHL transferred all of the issued and outstanding shares of GAI to Mr. Michael Lau for consideration of HKD$1.00.

Initial Public Offering (“IPO”)

On April 2, 2025, the Company announced the closing of its IPO of 2,250,000 ordinary shares, US$0.0001 par value per share at an offering price of US$4.50 per share for a total of US$10,125,000 in gross proceeds. The Company raised total net proceeds of GBP6,639,607 (US$8,850,000), which was reflected in the consolidated statements of cash flows, after deducting underwriting discounts and commissions and offering expenses. Deferred IPO costs of GBP1,234,990 (US$1,694,553) was debited to additional paid-in capital to net off with the proceeds from IPO. The ordinary shares of the Company began trading on the Nasdaq Stock Market in the United States on April 1, 2025 under the Symbol “ENGS”.

2. Summary of significant accounting policies and practices

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities and Exchange Commission.

Going concern and management’s plan

As of June 30, 2024, the Company had an accumulated deficit of GBP7,261,982 and a working capital deficit of GBP5,074,436, and its net cash used in operating activities for the year ended June 30, 2024 was GBP1,433,326. These circumstances gave rise to substantial doubt that the Company would continue as a going concern subsequent to June 30, 2024.

As of June 30, 2025, the Company had an accumulated deficit of GBP9,337,516 (US$12,812,179) and a working capital deficit of GBP1,396,117 (US$1,915,639), and its net cash used in operating activities for the year ended June 30, 2025 was GBP499,782 (US$685,763). Accordingly, as of the date of these consolidated financial statements, there is still substantial doubt that the Company will continue as a going concern. Management plans to continue to focus on improving operational efficiency and cost reductions.

The accompanying audited consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These audited consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Principle of consolidation

The consolidated financial statements include the consolidated financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates and assumptions that were used.

Foreign currency translation and transaction

The Company uses GBP as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands and British Virgin Islands is the United States dollar (“US$”), the functional currency of its subsidiaries in the United Kingdom is GBP, and the functional currency of its Hong Kong subsidiaries is the Hong Kong dollar (“HK$”). The determination of the respective functional currency is based on the criteria of Accounting Standards Codification (“ASC”) Topic 830, Foreign Currency Matters.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as other income (expense), net in the consolidated statements of loss and comprehensive loss.

Translation of amounts from HK$ into GBP has been made at the following exchange rates for the years ended June 30, 2023, 2024 and 2025:

	As of and for the year ended June 30,
	2023	2024	2025
Year-end HK$:GBP exchange rate	0.0998	0.1013	0.0929
Annual average HK$:GBP exchange rate	0.1051	0.1015	0.0992

Convenience translation

Translations of the consolidated balance sheets, consolidated statements of loss and comprehensive loss, and consolidated statements of cash flows from GBP into US$ as of and for the year ended June 30, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1 = GBP0.7288, as published in the H.10 statistical release of the United States Federal Reserve Board. No representation is made that the GBP amounts could have been, or could be, converted, realized or settled into US$ at such a rate.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and short-term deposits placed with banks, which are unrestricted as to withdrawal and use. The Company does not have any cash equivalents as of June 30, 2024 and 2025. The Company believes that it is not exposed to any significant credit risk in cash and cash equivalents.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, and subsequently-issued additional related Accounting Standards Updates (collectively, “ASC 606”). The Company derives revenue principally from the provision of end-to-end customized solutions and services involving the retrofitting of existing infrastructure to reduce CO2 emissions and reduce costs for the customer, and the sale of energy-saving products such as lighting products and fixtures. The Company enters into agreements with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services are transferred to the customer. It is a customary practice for the Company to have written agreements with its customers, and revenue from oral or implied arrangements is generally not recognized. The Company recognizes revenue based on the considerations specified in the applicable agreement.

Revenue from contracts with customers is recognized using the following five steps:

1.	identify the contract(s) with a customer;
2.	identify the performance obligations in the contract;
3.	determine the transaction price;
4.	allocate the transaction price to the performance obligations in the contract; and
5.	recognize revenue when (or as) the entity satisfies a performance obligation.

Generally, revenue is recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, or the price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

The Company currently generates its revenue from the below sources:

(a) Retrofit revenue

The Company generates revenue from retrofit projects. The Company typically sells its lighting systems as replacements for its customers’ existing lighting fixtures. This replacement process is referred to as “retrofit.” The business process entails: consultancy and advice to customer; site selection, survey and real-time audit; data collection, analysis and benchmarking; technical and financial proposals; project management and system design; produce procurement and installation; and measurement and verification. The Company’s customers include public and private organizations, including universities, schools, hospitals, and electrical distributors in the United Kingdom. The Company is typically contracted through an invitation to tender from or corporate negotiation with existing or potential customers in the United Kingdom. The Company recognizes revenue using the percentage-of-completion method, based primarily on contract costs incurred to date compared to total estimated contract costs. The percentage-of-completion method (an input method) is the most representative depiction of the Company’s performance because it directly measures the value of the services or products transferred to the customer. Direct materials and labor are included in revenues and cost of revenues when management believes that the Company is acting as a principal rather than an agent (e.g., the Company integrates the materials and labor into the deliverable promised to the customer or is otherwise primarily responsible for fulfillment and acceptability of the materials and labor). The performance obligation is the transfer of control of the completed products which is not divisible and separately identifiable; the Company provides value added services by integrating the goods and services into a single product for which the customer has contracted. As such, the Company’s contracts typically contain one single performance obligation to complete which is a defined retrofit project. The Company currently does not have any modifications to its existing contracts and the contracts currently do not include any variable consideration. The transaction price is clearly identifiable within sales contracts. Historically, any contract acquisition costs have been considered immaterial; in the event that such costs may arise, the Company will treat the costs incurred as periodic costs.

Recognition of revenue and cost of revenue for retrofit projects requires significant judgment by management, including, among other things, estimating total costs expected to be incurred to complete a project and measure progress toward completion. Management reviews contract estimates regularly to assess revisions of estimated costs to complete a project and measurement of progress toward completion. Management believes it maintains reasonable estimates based on prior experience; however, many factors contribute to changes in estimates of contract costs. Accordingly, estimates made with respect to uncompleted projects are subject to change as each project progresses and better estimates of contract costs become available. All contract costs are recorded as incurred, and revisions to estimated total costs are reflected as soon as the obligation to perform is determined. In the event that estimated losses on uncompleted contracts may occur based on evidence that indicates that the estimated total cost of a contract exceeds its estimated total revenue, regardless of the stage of completion, a provision for the loss of the full amount will be recognized as the result of operations. Contract costs consist of (i) direct costs on contracts, including labor, materials, and amounts payable to subcontractors and (ii) indirect costs.

The Company’s contracts set forth payment terms that require the customer to make payment within 30 days of billing which is triggered by the Company reaching the milestone to bill the customer. Management does not believe that its contracts include a significant financing component because the period between delivery of the contracting services to the customer and the time of payment does not typically exceed one year. The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company generally provides limited warranties for work that has been performed under its engineering and construction management contracts; these warranty periods are known as the defect liabilities periods (“DLP”). The DLP typically extends for a duration of one year from the substantial completion of the project for the customer. Historically, warranty claims have not resulted in significant costs. Contracts will include a provision whereby the customer will withhold 2% to 5% of the total contract value until the end of the DLP at which point the customer will release the retention amounts to the Company.

The Company has no obligations for returns, refunds or similar obligations for its projects with customers. For the years ended June 30, 2023, 2024 and 2025, the Company is not aware of any material claims against the Company in relation to the retrofit services provided. As of June 30, 2024 and 2025, the provisions for warranty cost were GBP909 and GBP655 (US$898) respectively, and included in the accruals and other payables of consolidated balance sheets.

(b) Product revenue

The Company also generates revenue from sales of lighting products and fixtures. The Company typically receives purchase orders from its customers which set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at its specified location at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipt of the product. A typical payment term set forth is 30 days from the invoice date.

The Company has elected to apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense if the amortization period of the asset would have been one year or less.

The Company has elected to treat shipping and handling costs undertaken by the Company after the customer has obtained control of the related goods as a fulfillment activities and present them as transportation costs in selling and marketing expenses.

The transaction price does not include variable considerations related to returns or refunds as the contracts do not include provisions that allow for sales refunds or returns of products. For the years ended June 30, 2023, 2024 and 2025, the Company is not aware of any material claims against the Company in relation to the sale of lighting products and fixtures. As of June 30, 2024 and 2025, the provisions for warranty cost were immaterial.

Contract related assets and liabilities are classified as current assets and current liabilities. Significant balance sheet accounts related to the revenue cycle are as follows:

Contracts receivable, net

Contracts receivable, net include amounts billed under the contract terms. The amounts are stated at their net realizable value. The typical payment terms require settlement within 30 days of billing. The Company maintains an allowance for expected credit losses to provide for the estimated number of receivables that will not be collected. The Company considers several factors in its estimate of the allowance, including knowledge of a customer’s financial condition, its historical collection experience, and other factors relevant to assessing the collectability of such receivables. Bad debts are written off against allowances.

Contract assets, net

Contract assets, net are recorded when the progress to completion of revenue earned on contracts exceeds amounts actually billed under the contract.

Contract liabilities

Contract liabilities are recorded when amounts actually billed under a contract exceed the progress to completion revenue earned under the contract.

Retention receivables, net

Part of the contract sum, or retention revenue, is to be withheld at the end of a project for the limited warranties of work performed under its engineering and construction management contracts to ensure that the Company meets the contract requirements. Once the DLP started, the Company recognized retention receivables. The retention receivables will be transferred to contract receivables once the DLP is ended and signed off by the customer.

Expected credit losses

ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit losses methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable that it has been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

Prepayments and other receivables, net

Prepayments and other receivables consist of cash advanced to suppliers for purchasing goods or services that have not been received or provided to the Company and deposit for acquisition of an associate. Cash advanced to suppliers is refundable and bears no interest. These advances are unsecured and reviewed periodically to determine whether their carrying value has become impaired.

Investment in life insurance policies, net

The Company invests in corporate-owned life insurance policies to protect against the loss of its essential personnel. The Company is the beneficiary of these policies. The life insurance policies are accounted for by the Company in accordance with ASC 325-30, Investments in Insurance Contracts.

Investments in life insurance policies are classified as assets and are subsequently measured at the cash surrender values of the policies as of the year end, less an allowance for expected credit losses. The change in cash surrender values during the period is recognized as an expense or income and reported in the consolidated statement of loss and comprehensive loss. The Company does not recognize income from death benefits on an actuarially expected basis.

Inventories, net

Inventories mainly consist of merchandise available for sale. They are accounted for using the first in first out method and stated at the lower of cost and net realizable value. The Company evaluates the need for impairment associated with obsolete, slow-moving, and non-saleable inventories by reviewing net realizable values on a periodic basis but at least annually. Only defective products are eligible for return to the material suppliers.

Long-term investment

The Company applies the equity method to account for equity investments in common stock or in-substance common stock, according to ASC 323 “Investments — Equity Method and Joint Ventures”, over which it has significant influence but does not own a controlling financial interest, unless the fair value option is elected for an investment and the Company does not elect the fair value option.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Company considers subordination, risks and rewards of ownership, and the obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity method investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive loss is recognized in other comprehensive loss. The Company records its share of the results of the equity method investees on a one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity method investee generally represents goodwill and intangible assets acquired. When the Company’s share of losses of the equity method investee equals or exceeds its interest in the equity method investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity method investee.

Property and equipment, net

Property and equipment are stated at cost net of accumulated depreciation and impairment losses. Depreciation is provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service. Estimated useful lives are as follows:

Classification	Estimated useful life
Leasehold property	30 years
Office equipment	2-5 years
Motor vehicle	1-3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of loss and comprehensive loss. Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized.

Impairment of long-lived assets

Long-lived assets, representing property and equipment with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of June 30, 2024 and 2025, no impairment of long-lived assets was recognized.

Financial instruments

The Company accounts for hybrid contracts that contain options in accordance with U.S. GAAP. ASC 815 “Derivatives and Hedging Activities,” (“ASC 815”) requires companies to bifurcate options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria includes circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

The Company accounts for financial instruments (when the Company has determined that the embedded conversion options should be bifurcated from their host instruments) in accordance with ASC 815. Under ASC 815, a portion of the proceeds received upon the issuance of the hybrid contract are allocated to the fair value of the derivative. The derivative is subsequently marked to market at each reporting date based on the current fair value, with the changes in fair value reported in the consolidated statements of loss and comprehensive loss.

Fair value measurement

The accounting standard regarding the fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standard defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Interest rates that are currently available to the Company for the issuance of long-term debt and capital lease with similar terms and remaining maturities are used to estimate the fair value of the Company’s long-term debt. The fair value of the Company’s long-term debt approximated the carrying value as of June 30, 2024 and 2025, as the weighted average interest rate on these long-term debts approximated the market rate for similar debt.

Leases

ROU assets represent the rights to use underlying assets for the lease terms and lease liabilities represent the obligation to make lease payments arising from the leases. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. If the implicit rate is not readily determinable for the operating leases, the Company generally uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has elected not to separate non-lease components from lease components; therefore, it will account for lease component and the non-lease components as a single lease component when there is only one vendor in the lease contract for the office leases. Lease payments are fixed.

For operating leases, lease expense is recognized on a straight-line basis in operations over the lease term.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities on the consolidated balance sheets.

Bank and other borrowings

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Accounts payable

Accounts payable represent trade payables to vendors.

Accruals and other payables

Accruals and other payables primarily include accrued salary and employee benefits, accrued expenses, and value added tax (“VAT”) payables for the operation in the ordinary course of business.

Employee benefit plan

Payments to the Mandatory Provident Fund Scheme under the Hong Kong Mandatory Provident Fund Schemes Ordinance and state-managed retirement benefit schemes in other jurisdictions are recognized as an expense when employees have rendered service entitling them to the contributions.

Related parties

The Company adopted ASC Topic 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Cost of revenues

Cost of revenues consists of subcontracting fees, staff costs, material costs, and other indirect costs. The subcontracting fee includes both subcontracting costs and other outside costs associated with performance under contracts with customers. Staff costs represent the portion of salaries and wages incurred in connection with the production of deliverables under contracts with customers. Performance under contracts does not involve significant machinery or other long-term depreciable assets.

Selling and marketing expenses

Selling and marketing expenses consist primarily of transportation expenses, distribution expenses and promotion expenses.

General and administrative expenses

General and administrative expenses primarily consist of personnel-related compensation expenses, including salaries and related social insurance costs for operations and supporting personnel, depreciation, professional services fees, utilities, office expenses, and expenses related to general operations.

Research and development expenses

The cost of revenue primarily consists of staff costs for research and development personnel and other expenses that are directly attributable to the development of new technologies and products of the Company. Research and development expenses are charged to expense as incurred and have no alternative future uses in accordance with ASC 730, Research and Development.

Government subsidies

Government subsidies are recognized as income in other income, net or as a reduction of specific costs and expenses for which the subsidies are intended to compensate. Such amounts are recognized in the consolidated statements of loss and comprehensive loss upon receipt and when all conditions attached to the grants, such as companies being required to stay at the same level of employment, are fulfilled. Such subsidies are presented under other income. During the years ended June 30, 2023, 2024 and 2025, the Company recognized government subsidies of GBP38,737, nil and nil, respectively, as other income in its consolidated statements of loss and comprehensive loss.

Income taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes (“ASC 740”). Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the consolidated financial statements and the tax basis of assets and liabilities, and the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, is dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Company adopted ASC 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, and prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the consolidated financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

The Company’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expense.

VAT

The Company is subject to VAT and related surcharges on revenue generated from sales of products. The Group records revenue net of VAT. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities. The standard applicable rate of the United Kingdom VAT is 20% for the years ended June 30, 2023, 2024 and 2025.

Comprehensive loss

The Company presents comprehensive loss in accordance with ASC Topic 220, Comprehensive Income, (“ASC 220”). ASC 220 states that all items that are required to be recognized under accounting standards as components of comprehensive loss be reported in the consolidated financial statements. Comprehensive loss consists of two components, net loss and other comprehensive profit (loss). Other comprehensive profit (loss) refers to revenue, expenses, gains and losses that are recorded as an element of shareholders’ deficit but are excluded from net income. Other comprehensive profit (loss) consists of a foreign currency translation adjustment resulting from the Company’s subsidies not using the GBP as the Company’s functional currency.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Loss per share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended June 30, 2023, 2024 and 2025, there were no dilutive shares.

Recently issued accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

New and amended standards adopted by the Company:

On November 27, 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 amends ASC 280, Segment Reporting(“ASC 280”) to expand segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the Company’s chief operating decision maker (“CODM”), the amount and description of other segment items, the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 further permits disclosure of more than one measure of segment profit or loss and extends the full disclosure requirements of ASC 280 to companies with single reportable segments. The Company has adopted ASU 2023-07 on July 1, 2024, which was applied retrospectively to all prior periods presented.

New Accounting Standards That Have Not Yet Been Adopted:

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which prescribes standard categories for the components of the effective tax rate reconciliation and requires disclosure of additional information for reconciling items meeting certain quantitative thresholds, requires disclosure of disaggregated income taxes paid, and modifies certain other income tax-related disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, and allows for adoption on a prospective basis, with a retrospective option. The Company is currently evaluating the potential impact of the adoption of ASU 2023-09 on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires incremental disclosures about specific expense categories, including but not limited to, purchases of inventory, employee compensation, depreciation, amortization, and selling expenses. The amendments are effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted, and the amendments may be applied either prospectively or retrospectively. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In January 2025, the FASB issued ASU 2025-01, Income Statement — Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024. ASU 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in an annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provides guidance on the measurement of credit losses for accounts receivable and contract assets. The standard aims to improve the accuracy of credit loss estimates by requiring entities to consider historical loss experience, current conditions, and reasonable and supportable forecasts. ASU 2025-05 is effective for annual periods beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the potential impact of the adoption of ASU 2025-05 on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the consolidated balance sheets, statements of loss and comprehensive loss and cash flows.

3. Segment information

The Company has one reportable segment which is the sale of lighting-related services and products. Segment was identified based on the Company’s internal reporting and how the chief operating decision maker (“CODM”, the Chief Executive Officer of the Company) assesses the performance of the business. The retrofit projects generated revenue by selling its lighting systems as replacements for its customers’ existing lighting fixtures. The sale of lighting products and fixtures generated revenue by delivery of the finished product to the customer at their specified location. All assets of the Company are located in Hong Kong and the UK and revenues are generated based on the geographical location.

Key financial performance measures of the segments are as follows:

	For the years ended June 30,
	2023	2024	2025	2025
	GBP	GBP	GBP	US$
Revenues	6,005,563	9,601,471	6,892,544	9,457,387
Cost of revenues	(4,920,593)	(7,458,966)	(5,483,186)	(7,523,581)
Gross profit	1,084,970	2,142,505	1,409,358	1,933,806

Operating expenses:
Selling and marketing expenses	(161,806)	(103,303)	(188,274)	(258,334)
Employee compensation and benefits	(1,107,518)	(1,148,814)	(1,370,381)	(1,880,325)
Depreciation	(140,784)	(136,027)	(143,986)	(197,566)
General and administrative expenses	(943,827)	(820,771)	(1,068,834)	(1,466,567)
Research and development expenses	(256,986)	(260,708)	(129,090)	(177,127)
(Provision for) reversal of expected credit losses	(30,836)	94,023	(247,523)	(339,631)
Total operating expenses	(2,641,757)	(2,375,600)	(3,148,088)	(4,319,550)

Loss from operations	(1,556,787)	(233,095)	(1,738,730)	(2,385,744)

Other income (expenses):
Other income, net	88,992	65,426	382,048	524,215
Interest expense	(382,008)	(502,959)	(621,879)	(853,292)
Interest expense – a related party	-	(50,325)	(16,828)	(23,090)
Fair value loss on promissory notes	(240,557)	(371,876)	-	-
Exchange loss, net	(17,183)	(13,664)	(80,145)	(109,968)
Total other expenses, net	(550,756)	(873,398)	(336,804)	(462,135)

Loss before income tax expense	(2,107,543)	(1,106,493)	(2,075,534)	(2,847,879)

Income tax expense	(176,923)	(2,512)	-	-

Net loss	(2,284,466)	(1,109,005)	(2,075,534)	(2,847,879)

	As of June 30,
	2024	2025	2025
	GBP	GBP	US$
Total assets	8,683,544	10,481,620	14,382,025
Total liabilities	(10,683,429)	(8,992,131)	(12,338,270)
Net (liabilities) assets	(1,999,885)	1,489,489	2,043,755

Non-current assets per geographical segment

	As of June 30,
	2024	2025	2025
	GBP	GBP	US$
The United Kingdom	183,635	133,746	183,517
Hong Kong	3,139,380	2,890,728	3,966,420
Total	3,323,015	3,024,474	4,149,937

Current assets per geographical segment

	As of June 30,
	2024	2025	2025
	GBP	GBP	US$
The United Kingdom	3,873,826	2,959,501	4,060,785
Hong Kong	1,486,703	4,497,645	6,171,303
Total	5,360,529	7,457,146	10,232,088

Geographical revenue is based on the final location where the Company sells the product or where the customer/partner is located.

	For the years ended June 30,
	2023		2024		2025
	GBP		GBP		GBP	US$
The United Kingdom	5,688,341	95%	9,091,010	95%	6,381,228	8,755,801	93%
Hong Kong	317,222	5%	510,461	5%	511,316	701,586	7%
Total	6,005,563	100%	9,601,471	100%	6,892,544	9,457,387	100%

4. Contracts receivable, net

Contracts receivable, net consisted of the following:

	As of June 30,
	2024	2025	2025
	GBP	GBP	US$
Contracts receivable	1,621,149	1,260,547	1,729,620
Less: allowance for expected credit losses	(58,202)	(196,094)	(269,064)
Total contracts receivable, net	1,562,947	1,064,453	1,460,556

Movements of allowance for expected credit losses were as follows:

	As of June 30,
	2024	2025	2025
	GBP	GBP	US$
Balance, beginning of the year	150,476	58,202	79,860
(Reversal) addition	(92,274)	137,892	189,204
Balance, end of year	58,202	196,094	269,064

5. Contract assets, net

Contract assets, net consisted of the following:

	As of June 30,
	2024	2025	2025
	GBP	GBP	US$
Balance, beginning of the year	46,210	576,679	791,272
Addition	576,679	318,927	437,606
Contract assets reclassify to contracts receivable	(46,210)	(576,679)	(791,272)
Balance, end of the year	576,679	318,927	437,606
Less: allowance for expected credit losses	(14,480)	(253)	(348)
Total contract assets, net	562,199	318,674	437,258

Movements of allowance for expected credit losses were as follows:

	As of June 30,
	2024	2025	2025
	GBP	GBP	US$
Balance, beginning of the year	-	14,480	19,868
Addition (reversal)	14,480	(14,227)	(19,520)
Balance, end of year	14,480	253	348

6. Retention receivables, net

Retention receivables, net consisted of the following retention receivables matured within one year:

	As of June 30,
	2024	2025	2025
	GBP	GBP	US$
Retention receivables	237,726	128,593	176,445
Less: allowance for expected credit losses	(24,030)	(25,788)	(35,384)
Total retention receivables, net	213,696	102,805	141,061

Movements of allowance for expected credit losses were as follows:

	As of June 30,
	2024	2025	2025
	GBP	GBP	US$
Balance, beginning of the year	40,259	24,030	32,972
(Reversal) addition	(16,229)	1,758	2,412
Balance, end of year	24,030	25,788	35,384

7. Investment in life insurance policies, net

Investment in life insurance policies, net consists of the following:

	As of June 30,
	2024	2025	2025
	GBP	GBP	US$
Balance, beginning of the year	512,292	319,498	438,389
Proceeds from termination of life insurance policy, net	(166,368)	-	-
Fair value gain on life insurance policy	10,559	13,179	18,083
Insurance expense	(44,536)	-	-
Exchange gain (loss)	7,551	(26,458)	(36,303)
Balance, end of the year	319,498	306,219	420,169
Less: allowance for expected credit losses	-	-	-
Cash surrender value	319,498	306,219	420,169

The Company held one life insurance policy as of both June 30, 2024 and 2025. During the year ended June 30, 2024, one policy was disposed of for proceeds of GBP166,368. Fair value gains recognized were GBP10,559 in 2024 and GBP13,179 (US$18,083) in 2025.

The Company is the owner and beneficiary of the policies and Mr. Michael Lau, an Executive Director and Chief Technology Officer of the Company, is the key management person insured under the Company’s contracted life insurance policies to insure against the death of the key member of management of the Company. The Company could terminate the policy at any time and receive cash back on the cash value of the policy at the date of withdrawal, which was determined by the premium payment plus accumulated interest earned and minus the accumulated insurance policy charges and surrender charges. The directors of the Company represent that the Company reviews whether to terminate the life insurance policies regularly. Accordingly, the life insurance policies are recorded as current assets.

8. Prepayments and other receivables, net

Prepayments and other receivables, net consisted of the following:

	As of June 30,
	2024	2025	2025
	GBP	GBP	US$
Deposit for acquisition of 49% shares of a company (note (a))	-	3,977,212	5,457,206
Prepayments to professional parties for IPO	605,503	-	-
Prepayments to suppliers	514,140	443,847	609,011
Other receivables	235,128	89,961	123,437
Total prepayments and other receivables	1,354,771	4,511,020	6,189,654
Less: allowance for expected credit losses	-	(122,100)	(167,536)
Total prepayments and other receivables, net	1,354,771	4,388,920	6,022,118

Note (a):	On April 8, 2025, the Company signed a memorandum of understanding and intended to acquire 49% shares of a company in Hong Kong. The refundable deposit is GBP3,977,212 (US$5,457,206). As of the date of this consolidated financial statement, the Company is in the process of finalizing the transaction with the transferor and it is expected that the transaction will be completed before December 31, 2025.

Movements of allowance for expected credit losses were as follows:

	As of June 30,
	2024	2025	2025
	GBP	GBP	US$
Balance, beginning of the year	-	-	-
Addition	-	122,100	167,536
Balance, end of year	-	122,100	167,536

9. Inventories, net

Inventories, net as of June 30, 2024 and 2025 represented finished goods, including completed fixtures and accessories.

	As of June 30,
	2024	2025	2025
	GBP	GBP	US$
Finished goods	1,110,827	1,153,626	1,582,912
Provision for impairment	(24,128)	(70,772)	(97,108)
Total inventories, net	1,086,699	1,082,854	1,485,804

Movements of impairment provision were as follows:

	As of June 30,
	2024	2025	2025
	GBP	GBP	US$
Balance, beginning of the year	97,727	24,128	33,106
Addition	-	46,644	64,002
Written off	(73,599)	-	-
Balance, end of the year	24,128	70,772	97,108

10. Long-term investment

In April 2021, the Company through its subsidiary, EGHL, acquired 42.31% equity interest in Goji Group Limited (“Goji Group”), a company incorporated in the United Kingdom on February 19, 2021, for consideration of GBP3,300. Goji Group is principally engaged in the provision of air purifications solutions. Based on the investment agreement, the Company exercises significant influence over Goji Group’s operation and financial decision. The share of loss of the equity method investee for the year ended June 30, 2021 amounted to GBP3,300. The Company did not record any cumulative unrecognized share of losses from its equity method investee for the years ended June 30, 2023, 2024 and 2025.

11. Property and equipment, net

	As of June 30,
	2024	2025	2025
	GBP	GBP	US$
At cost:
Leasehold properties	3,466,278	3,221,024	4,419,627
Computer and office equipment	232,849	49,606	68,065
Motor vehicle	46,586	7,197	9,875
Sub-total	3,745,713	3,277,827	4,497,567
Less: accumulated depreciation	(612,150)	(535,051)	(734,153)
Net book value	3,133,563	2,742,776	3,763,414

Depreciation expenses recognized for the years ended June 30, 2023, 2024 and 2025 were GBP140,784 GBP136,027 and GBP143,986 (US$ 197,566), respectively.

12. Bank and other borrowings

Bank and other borrowings were analyzed as follows:

	As of June 30,
	2024	2025	2025
	GBP	GBP	US$
Current portion:
Bank borrowings - secured	6,098,608	4,517,132	6,198,040
Bank overdraft - secured	859,639	797,435	1,094,175
Other borrowings - secured	666,055	380,469	522,049
Other borrowings - unsecured	141,980	425,286	583,542
Total current portion	7,766,282	6,120,322	8,397,806

Non-current portion:
Bank borrowings - secured	137,500	-	-
Total non-current portion	137,500	-	-

Total bank and other borrowings	7,903,782	6,120,322	8,397,806

Bank and other borrowings as of June 30, 2024 and 2025 were as follows:

		Maturity		Weighted average interest rate as of June 30,	Weighted average interest rate as of June 30,	Balance as of June 30,
Lender	Type	date	Currency	2024	2025	2024	2025	2025
						GBP	GBP	US$

DBS Bank (Hong Kong) Limited(1)	Overdraft	On demand	HK$	6.50%	6.09%	859,639	797,435	1,094,175
DBS Bank (Hong Kong) Limited(1)	Trading finance	Within 1 year	HK$	6.00%	6.19%	644,821	185,714	254,822
DBS Bank (Hong Kong) Limited(1)	Term loan	December 30, 2036 or on demand	HK$	6.00%	5.78%	649,464	562,270	771,500
DBS Bank (Hong Kong) Limited(1)	Term loan	June 30, 2032 or on demand	HK$	6.00%	5.87%	194,775	160,712	220,515
DBS Bank (Hong Kong) Limited(6)	Term loan	September 13, 2033 or on demand	HK$	3.63%	3.44%	405,010	336,413	461,599
Standard Chartered Bank (Hong Kong) Limited(2)	Term loan	November 12, 2029 or on demand	HK$	3.62%	-	125,791	-	-
Standard Chartered Bank (Hong Kong) Limited(2)	Term loan	August 7, 2028 or on demand	HK$	3.62%	-	85,555	-	-
Standard Chartered Bank (Hong Kong) Limited(2)	Term loan	December 7, 2028 or on demand	HK$	3.62%	-	111,336	-	-
China Citic Bank International (3)	Revolving loan	Within one year	HK$	5.00%	4.73%	1,905,457	1,747,663	2,397,999
China Citic Bank International (3)	Term loan	July 9, 2042 or on demand	HK$	5.46%	4.78%	930,828	824,294	1,131,029
China Citic Bank International (3)	Revolving loan	Within one year	HK$	5.90%	5.99%	260,304	238,748	327,591
Bank of East Asia(2)	Term loan	January 27, 2030 or on demand	HK$	3.50%	3.47%	124,342	95,099	130,487
Bank of Communications Hong Kong(2)	Term loan	April 7, 2027 or on demand	HK$	5.13%	6.00%	346,487	228,719	313,830
Bank of Communications Hong Kong(2)	Term loan	May 16, 2026	HK$	6.84%	-	164,438	-	-
Natwest Westminster Bank Plc(4)	Term loan	July 20, 2026	GBP	5.01%	5.31%	208,333	108,333	148,646
Natwest Westminster Bank Plc(4)	Term loan	January 21, 2026	GBP	5.21%	5.31%	79,167	29,167	40,021
Arbuthnot Latham & Co. Limited(5)	Trading finance	Within 1 year	GBP	6.23%	-	666,055	-	-
White Oak No. 6 Limited (6)	Trading finance	Within 1 year	GBP	-	18.13%	-	380,469	522,049
IWOCA Limited (7)	Trading finance	Within 1 year	GBP	-	39.80%	-	277,138	380,266
RCH Capital Limited (7)	Trading finance	Within 1 year	GBP	24.21%	26.22%	141,980	148,148	203,277
Total						7,903,782	6,120,322	8,397,806
Less: current maturities						(7,766,282)	(6,120,322)	(8,397,806)
Non-current maturities						137,500	-	-

(1) The banking facilities were secured as follows:

(a) Unlimited personal guarantees by Mr. Michael Lau and Mr. Kevin Cox;

(b) Unlimited personal guarantee by Mr. Tom Ko Yuen Lau, the former shareholder of Sky Shadow Limited;

(c) Unlimited personal guarantees by Mr. Edley Ying Sang Lau and Mrs. Agnes Lai Yung Lau To, immediate family members of Mr. Michael Lau;

(d) Legal charge over certain properties owned by Mr. Edley Ying Sang Lau and Mrs. Agnes Lai Yung Lau To and also assignment of insurance policies in respect of the above properties;

(e) Corporate guarantees by certain subsidiaries of the Company; and

(f) Assignment of benefit from life insurance premium assets held by the Company.

(2) The banking facilities were secured as follows:

(a) Unlimited personal guarantee by Mr. Michael Lau;

(b) Unlimited personal guarantee by Mr. Tom Ko Yuen Lau; and

(c) Corporate guarantee by HKMC Insurance Limited under the SME Financing Guarantee Scheme.

(3) The banking facilities were secured as follows:

(a) Unlimited personal guarantee by Mr. Michael Lau;

(b) Unlimited personal guarantee by Mr. Tom Ko Yuen Lau;

(c) Legal charge over certain properties owned by AGL, CLL, LPL and PML;

(d) Corporate guarantees by certain subsidiaries of the Company; and

(e) Assignment of benefit from life insurance premium assets held by the Company.

(4) The banking facilities were secured as follows:

(a) Corporate guarantees by certain subsidiaries of the Company;

(b) Legal charge over the assets of Energys Group Limited (UK) and ECSL; and

(c) Guarantee under the Coronavirus Business Interruption Loan Scheme in the United Kingdom.

(5) The banking facilities were secured as follows:

(a) Limited personal guarantee of Mr. Kevin Cox;

(b) Performance warranty provided by Mr. Kevin Cox and Mr. Alan Robinson, staff of ECSL; and

(c) Legal charge over the assets of Energys Group Limited (UK), ECSL and Energys Services Ltd.

(6) The banking facilities were secured as follows:

(a) Unlimited personal guarantee by Mr. Michael Lau; and

(b) Corporate guarantee by HKMC Insurance Limited under the SME Financing Guarantee Scheme.

(7) The other facilities were secured as follows:

(a) Unlimited personal guarantee and indemnity by Mr. Kevin Cox.

As of June 30, 2024

Loan type in terms of currency	In HK$	In GBP	Total
	GBP	GBP	GBP
Within one year	6,808,247	958,035	7,766,282
2025/2026	-	137,500	137,500
Carrying value	6,808,247	1,095,535	7,903,782

As of June 30, 2025

Loan type in terms of currency	In HK$	In GBP	Total	Total
	GBP	GBP	GBP	US$
Within one year	5,177,067	943,255	6,120,322	8,397,806
Carrying value	5,177,067	943,255	6,120,322	8,397,806

13. Promissory notes

During June 2022, EGHL issued an aggregate of US$1,500,000 (approximately GBP1,230,150) principal amount of 8% unsecured promissory notes (the “Promissory Notes”) to 25 investors pursuant to a private offering. The terms of the promissory notes provide for (i) interest at a rate of 8% per annum; (ii) a maturity date of December 31, 2025; (iii) one-third of the aggregate principal value as originally issued, together with accrued and unpaid interest, payable on each of December 31, 2023, 2024 and 2025; (iv) mandatory payment of 150% of the outstanding principal amount within 30 days after the closing of a firm commitment underwritten public offering, prior to the maturity date, in which gross proceeds of at least US$15,000,000 are raised; and (v) waiver of payment of accrued and unpaid interest in the event the Promissory Notes are paid pursuant to (iv), above.

During the year ended June 30, 2023, EGHL issued an additional aggregate principal of US$422,000 (approximately GBP332,291) of the Promissory Notes with the same terms as the Promissory Notes issued during June 2022.

Mr. Michael Lau acted as custodian to receive and disburse proceeds from the issuance of the Promissory Notes on behalf of the Company. Out of the total proceeds received by him, he paid GBP147,903 for IPO professional fees on behalf of the Company, transferred GBP834,721 to the Company as of June 30, 2021, and transferred the remaining balance of GBP247,526 to the Company on July 7, 2022.

In respect of the issuance of Promissory Notes during the year ended June 30, 2023, Mr. Michael Lau acted as custodian to receive the proceeds, and he paid GBP332,291 for IPO professional fees on behalf of the Company during the year ended June 30, 2023.

During the year ended June 30, 2024, EGHL issued an additional aggregate principal of US$241,105 (approximately GBP190,748) of the Promissory Notes with the same terms as the Promissory Notes issued during June 2022. Mr. Michael Lau acted as custodian to receive and disburse proceeds from the issuance of the Promissory Notes on behalf of the Company. Out of the total proceeds received by him, he transferred the balance of GBP190,748 to the Company on August 28, 2023.

In April 2024, all the Promissory Notes were exchanged for an aggregate of 1,296,000 Preferred Shares issued by the Company at the total consideration of GBP2,597,402.

Embedded Derivative refers to implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by a contract in a manner similar to a derivative instrument. The risks and economic characteristics of the mandatory payment feature is not clearly or closely related to the host instrument because the mandatory payment feature affect the amount paid upon settlement when the Company completed a public offering, and is considered an embedded derivative which needs to be bifurcated from the host instrument in accordance with ASC 815.

ASC 815-15-25 provides that if an entity has a hybrid financial instrument that would require bifurcation of embedded derivatives under ASC 815, the entity may irrevocably elect to initially and subsequently measure a hybrid financial instrument in its entirety at fair value with changes in fair value recognized in earnings. The fair value election can be made instrument by instrument and shall be supported by concurrent documentation or a preexisting documented policy for automatic election.

The Company elected to measure the Promissory notes in their entirety at fair value with changes in fair value recognized as other income or loss at each balance sheet date in accordance with ASC 815-15-25.

The Company engaged external valuation experts with recognized professional qualifications and recent experience to perform the valuations of the fair value of the promissory notes. The fair value of the promissory notes is determined using the Binomial Option Pricing Model, one of the option pricing methods. The valuation involves complex and subjective judgment and the Company’s best estimates of the probability of occurrence of future events, such as fundamental changes, on the valuation date. Under the model, the Company uses a weighted risk-free and risk interest rate (the combination of the risk-free rate plus the credit spread for the underlying promissory notes) weighted by the probability of certain events happening as internally solved out by the model in discounting its cash flows. Key unobservable inputs used in level 3 fair value measurements are mainly:

As of June 30, 2023
Inputs
Risk-free interest rate	3.63%
Volatility	22.13%
Discount	27.58%
Expected life (years)	0.5 years to 0.56 years

The following table summarizes the movement of Promissory Notes included as of June 30, 2024 and 2025:

	As of June 30,
	2024	2025	2025
	GBP	GBP	US$
Balance, beginning of the year	2,034,778	-	-
Cash proceeds from issuance of Promissory Notes	190,748	-	-
Loss from change in fair value of Promissory Notes	371,876	-	-
In exchange for the preferred shares issued	(2,597,402)	-	-
Balance, end of the year	-	-	-

14. Accruals and other payables

Accruals and other payables consisted of the following:

	As of June 30,
	2024	2025	2025
	GBP	GBP	US$
Accrued salary	56,000	120,767	165,707
Accrued employee benefits	67,144	6,733	9,238
Accrued professional fees	33,410	33,616	46,125
Accrued interest	4,302	69,448	95,292
Accrued rental	31,425	40,972	56,218
VAT payable	405,406	291,307	399,709
Other tax payable	2,506	52,513	72,054
Vendor retention	-	14,617	20,056
Tenancy deposit received	11,097	10,177	13,964
Other payables	31,751	31,560	43,304
Total	643,041	671,710	921,667

15. Contract liabilities

Contract liabilities consisted of the following:

	As of June 30,
	2024	2025	2025
	GBP	GBP	US$
Balance, beginning of the year	209,726	158,329	217,246
Addition	158,329	618,974	849,306
Recognized to revenue during the year	(209,726)	(158,329)	(217,246)
Total contract liabilities	158,329	618,974	849,306

16. Right-of-use assets and lease liabilities

The Company entered into leases for use of office and warehouse premises in Hong Kong and the United Kingdom.

The Company’s ROU assets and operating lease liabilities recognized in the consolidated balances sheets consist of the following:

	As of June 30,
	2024	2025	2025
	GBP	GBP	US$
Operating lease ROU assets	159,070	266,098	365,118

	As of June 30,
	2024	2025	2025
	GBP	GBP	US$
Operating lease liabilities
Current portion	48,106	127,230	174,575
Non-current portion	110,964	138,868	190,543
Total	159,070	266,098	365,118

	As of June 30,
	2024	2025
Operating leases:
Weighted average remaining lease term (years)	2	2
Weighted average discount rate (note)	3%	5%

Note:	The Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments as the implicit rate cannot be readily determined.

For the years ended June 30, 2023, 2024 and 2025, the Company incurred lease expenses of approximately GBP169,593, GBP155,507 and GBP 196,944 (US$270,231), respectively.

The maturity analysis of the Company’s non-cancellable operating lease obligations as of June 30, 2025 was as follows:

	Operating leases
	GBP	US$
Year ending June 30, 2026	136,955	187,918
Year ending June 30, 2027	113,554	155,810
Year ending June 30, 2028	28,900	39,654
Future minimum operating lease payment	279,409	383,382
Less: imputed interest	(13,311)	(18,264)
Lease liabilities recognized in the consolidated balance sheet	266,098	365,118

17. Employee benefits government plan

The Company made contribution to the United Kingdom and Hong Kong mandatory pension scheme (the “Schemes”) for all qualifying employees in the United Kingdom and Hong Kong, in accordance with the requirements of relevant regulation. The assets of the Schemes are held separately from those of the Company in funds under the control of the trustee.

18. Disaggregated revenues

The following table shows disaggregated revenues by major categories for the years ended June 30, 2023, 2024 and 2025, respectively:

	For the years ended June 30,
	2023	2024	2025	2025
	GBP	GBP	GBP	US$
Retrofit revenue	5,494,112	8,460,981	6,160,625	8,453,107
Product revenue	511,451	1,140,490	731,919	1,004,280
Total	6,005,563	9,601,471	6,892,544	9,457,387

The following table shows disaggregated cost of revenues by major categories for the years ended June 30, 2023, 2024 and 2025, respectively:

	For the years ended June 30,
	2023		2024		2025
	GBP	%	GBP	%	GBP	US$	%
Retrofit revenue	4,501,255	92	7,021,289	94	4,907,299	6,733,397	89
Product revenue	419,338	8	437,677	6	575,887	790,184	11
Total	4,920,593	100	7,458,966	100	5,483,186	7,523,581	100

The following table sets forth a breakdown of gross profit and gross profit margin for the years ended June 30, 2023, 2024 and 2025, respectively:

	For the years ended June 30, 2023
Category	Revenue	Cost of revenue	Gross profit	Gross profit margin
	GBP	GBP	GBP	%
Retrofit revenue	5,494,112	4,501,255	992,857	18
Product revenue	511,451	419,338	92,113	18
Total	6,005,563	4,920,593	1,084,970	18

	For the years ended June 30, 2024
Category	Revenue	Cost of revenue	Gross profit	Gross profit margin
	GBP	GBP	GBP	%
Retrofit revenue	8,460,981	7,021,289	1,439,692	17
Product revenue	1,140,490	437,677	702,813	62
Total	9,601,471	7,458,966	2,142,505	22

	For the years ended June 30, 2025
Category	Revenue	Cost of revenue	Gross profit	Gross profit	Gross profit margin
	GBP	GBP	GBP	US$	%
Retrofit revenue	6,160,625	4,907,299	1,253,326	1,719,712	20
Product revenue	731,919	575,887	156,032	214,094	21
Total	6,892,544	5,483,186	1,409,358	1,933,806	20

(i) Transaction price allocated to the remaining performance obligations

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have an original expected duration of one year or less.

19. Other income, net

The following table shows other income, net for the years ended June 30, 2023, 2024 and 2025, respectively:

	For the years ended June 30,
	2023	2024	2025	2025
	GBP	GBP	GBP	US$
Gain on disposal of property and equipment	-	-	12,188	16,724
Gain on disposal of a subsidiary	-	-	303,012	415,768
Rental income	49,482	54,830	56,531	77,568
Gain on life insurance policy	-	10,559	13,179	18,083
Government subsidies	38,737	-	-	-
Other	773	37	(2,862)	(3,928)
Total	88,992	65,426	382,048	524,215

On March 25, 2025, EGHL transferred all of the issued and outstanding shares of GAI to Mr. Michael Lau for consideration of HKD$1. As of disposal date, the net liabilities disposed of equals to GBP303,013. The Company has recognized gain of GBP303,012 (US$415,768) for the year ended June 30, 2025.

20. Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under current Cayman Islands law. In addition, no Cayman Islands withholding tax will be imposed upon payments of dividends by this entity to its shareholders.

British Virgin Islands

EGHL is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, no British Virgin Islands withholding tax will be imposed upon payments of dividends by these entities to their shareholders.

The United Kingdom

Energys Group Limited, Energys Services Limited and ECSL are incorporated in the United Kingdom and are subject to the United Kingdom corporation tax on their taxable income as reported in their statutory consolidated financial statements adjusted in accordance with relevant the United Kingdom tax laws. The applicable corporate tax rate in the United Kingdom is 19%.

Hong Kong

GAI, EGL(HK), NVL, AGL, CLL, LPL and PML are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on their taxable income as reported in their statutory consolidated financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate in Hong Kong is 8.25% for the first HK$2 million assessable profits and 16.5% for assessable profits over the first HK$2 million.

The income tax provision consists of the following components:

	For the years ended June 30,
	2023	2024	2025	2025
	GBP	GBP	GBP	US$
Current tax expenses	-	(2,512)	-	-
Deferred tax expenses	(176,923)	-	-	-
Income tax expenses	(176,923)	(2,512)	-	-

The following table reconciles the United Kingdom statutory rates to the effective tax rates:

	For the years ended June 30,
	2023	2024	2025
	GBP	GBP	GBP
Loss before income tax expense	(2,107,543)	(1,106,493)	(2,075,534)

Effect of tax exempt for the Company incorporated in Cayman Islands	0%	0%	3.0%
Income tax computed at statutory tax rate of 19% of the United Kingdom	(19.0)%	(19.0)%	(19.0)%
Effect of different tax rates available to different jurisdictions	1.5%	1.5%	4.8%
Effect of non-taxable income	1.9%	-	(2.9)%
Effect of non-deductible expenses	-	-	5.1%
Effect of tax loss not recognized (note)	15.6%	17.7%	9.0%
Effect of valuation allowance	8.4	-	-
Income tax expense	8.4%	0.2%	-

Note:	The tax loss not recognized mainly represents subsidiaries of the Company which recorded loss before tax for years ended June 30 2023, 2024 and 2025.

Deferred tax

Deferred tax assets as of June 30, 2024 and 2025 consisted of the following:

	For the years ended June 30,
	2024	2025	2025
	GBP	GBP	US$
Deferred tax assets:
Tax loss	135,361	276,093	378,832
Allowance for expected credit losses	-	65,405	89,743
Total deferred tax assets	135,361	341,498	468,575
Valuation allowance	(135,361)	(341,498)	(468,575)
Deferred tax assets, net of valuation allowance	-	-	-

As of June 30, 2024 and 2025, the Company had GBP712,426 and GBP1,453,119 (US$1,993,852) of net operating loss carryforwards available to reduce future taxable income, respectively. All the net operating loss carryforwards will carry forward indefinitely. Management determined it was more likely than not that the deferred tax asset will not be realized and recorded a 100% valuation allowance for the years ended June 30, 2024 and 2025.

21. Related party balances

Related party balances

The amount due to a related party consisted of the following:

		As of June 30,
Name	Relationship	2024	2025	2025
		GBP	GBP	US$
Mr. Michael Lau	Executive Director and Chief Technology Officer	3,291	337,547	463,155

The above amounts were unsecured, non-interest bearing and repayable on demand. The amounts were non-trade in nature.

The loan from a related party consisted of the following:

Name	Relationship	As of June 30, 2024	As of June 30, 2025	As of June 30, 2025
		GBP	GBP	US$
Mr. Kevin Cox	Executive Director and Chief Executive Officer	671,809	-	-

The amount due to Mr. Kevin Cox amounted to GBP671,809 as of June 30, 2024, is interest bearing at 20% per annum, repayable on a monthly basis and non-trade in nature. On September 24, 2024, Mr. Cox agreed to waive approximately GBP377,229 of the amount owed to him. It was recorded as a shareholder contribution and credited to the additional paid-in capital.

Related party transaction

The related party transaction was as follows:

			For the years ended June 30,
Name	Relationship	Nature	2023	2024	2025	2025
			GBP	GBP	GBP	US$
Mr. Kevin Cox	Executive Director and Chief Executive Officer	Interest expense on loan from a director	-	50,325	16,828	23,090

Preferred Shares exchanged for amounts due to related parties

There were amount due to Mr. Michael Lau and Mr. Kevin Cox of GBP2,273,863 exchanged to Preferred Shares during the year ended June 30, 2024. Please refer to note 23 for the details.

Sale of Preferred Shares for cash

In April 2024, the Company offered its shareholders, pro rata, the right to acquire an aggregate of 120,000 Preferred Shares for cash at approximately GBP1.978 per share, or in aggregate GBP237,342. Please refer to note 23 for the details.

Disposal of a subsidiary

On March 25, 2025, EGHL transferred all of the issued and outstanding shares of GAI to Mr. Michael Lau for consideration of HKD$1. As of disposal date, the net liabilities disposed of equals to GBP303,013. The Company has recognized gain of GBP303,012 (US$415,768) for the year ended June 30, 2025.

22. Risks and uncertainties

Credit risk

The Company’s assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances, contracts receivable and contract assets, and other receivables.

Bank balances

The Company believes that there is no significant credit risk associated with cash in the United Kingdom and Hong Kong, which were held by reputable financial institutions in the jurisdiction where the Company’s the United Kingdom and Hong Kong subsidiaries are located.

Contracts receivable and contract assets

The Company has designed credit policies with the objective of minimizing its exposure to credit risk. The Company’s contracts receivable and contract assets are short term in nature and the associated risk is minimal. The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company periodically evaluates the creditworthiness of existing customers in determining an allowance for expected credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Other receivables

The Company is exposed to risk from other receivables. These assets are subject to credit evaluations. An allowance, where applicable, is made for estimated unrecoverable amounts that have been determined by reference to past default experience and the current economic environment.

Customer concentrations

The following table summarizes customers comprising 10% or more of revenue for the years ended June 30, 2023, 2024 and 2025

	For the years ended June 30,
	2023	2024	2025
Customer A	23.3%	*	*
Customer B	10.4%	*	*
Customer C	*	17.9%	*
Customer D	*	14.4%	-
Customer G	*	*	19.8%

*	Customer C, D and G accounted for less than 10% of total revenue for the year ended June 30, 2023, Customer A,B and G accounted for less than 10% of total revenue for the year ended June 30, 2024 and Customer A,B and C accounted for less than 10% of total revenue for the year ended June 30, 2025.

The following table summarizes customers comprising 10% or more of total balance of contract receivables.

	As of June 30,
	2024	2025
Customer C	10.3%	*
Customer E	21.8%	-
Customer F	13.7%	16.2%
Customer G	10.7%	14.6%
Customer H	-	23.3%
Customer I	-	13.0%

*	As of June 30, 2025, Customer C accounted for less than 10% of the total balance of contract receivables.

The following table summarizes customers comprising 10% or more of total balance of contract assets.

	As of June 30,
	2024	2025
Customer C	65.4%	-
Customer L	-	37.3%
Customer M	-	54.5%

The following table summarizes customers comprising 10% or more of total balance of contract liabilities.

	As of June 30,
	2024	2025
Customer G	69.5%	16.8%
Customer I	-	22.1%
Customer N	-	20.0%
Customer O	27.5%	-

The following table summarizes customers comprising 10% or more of total balance of retention receivables.

	As of June 30,
	2024	2025
Customer A	15.7%	10.6%
Customer C	22.8%	41.6%
Customer D	30.6%	*
Customer J	-	20.0%
Customer K	10.8%	-

*	As of June 30, 2025, customer D accounted for less than 10% of the total balance of retention receivables.

Vendor concentrations

The following table summarizes vendors comprising 10% or more of purchase for the years ended June 30, 2023, 2024 and 2025.

	As of June 30,
	2023	2024	2025
Vendor A	30.5%	*	*
Vendor B	18.4%	*	*
Vendor C	16.0%	*	*
Vendor D	15.9%	*	*
Vendor E	15.0%	17.1%	12.2%
Vendor F	10.6%	*	*
Vendor G	*	*	17.3%

*	Vendor G accounted for less than 10% of total purchase for the year ended June 30, 2023, Vendor A,B,C,D,F and G accounted for less than 10% of total purchase for the year ended June 30, 2024 and Vendor A,B,C,D and F accounted for less than 10% of total purchase for the year ended June 30, 2025.

The following table summarizes vendors comprising 10% or more of total balance of account payables.

	As of June 30,
	2024	2025
Vendor E	10.3%	20.6%
Vendor G	23.1%	13.0%
Vendor H	-	16.0%
Vendor I	*	12.9%

*	As of June 30, 2024, vendor I accounted for less than 10% of the total balance of account payables.

Interest rate risk

The Company is exposed to cash flow interest rate risk through changes in interest rates related mainly to the Company’s bank and other borrowings and bank balances. The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arise.

Foreign currency risk

The Company is exposed to foreign currency risk primarily through purchases that are denominated in a currency other than the functional currency of the operations to which they relate. The purchases and procurements of the Company are predominantly in HK$ and incurred from the Hong Kong subsidiaries. The Company’s policy is not to execute currency protection transactions.

A reasonably possible strengthening (weakening) of HK$ against GBP dollar at year end would have affected the measurement of assets and liabilities denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, particularly interest rates, remain constant and ignores any impact from anticipated sales and purchases.

	Profit or loss	Equity
	GBP	GBP
	Strengthening/weakening	Strengthening/weakening
June 30, 2023
HK$ (5% movement)	(108,414) / 108,414	(415,001) / 415,001
June 30, 2024
HK$ (5% movement)	(28,654) / 28,654	(190,399) / 190,399
June 30, 2025
HK$ (5% movement)	(19,765) / 19,765	(4,220) / 4,220

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of twelve months, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Market and geographic risk

The Company’s operations are conducted in Hong Kong and the United Kingdom. Accordingly, the political, economic, and legal environments, as well as the general state of Hong Kong and the United Kingdom’s economy may influence the Company’s business, financial condition, and results of operations.

The President of the United States issued executive orders in early 2025, instructing the United States to implement new tariffs on imports from Canada, Mexico, and China. As the Company’s operations are conducted in Hong Kong and the United Kingdom, the effects of these tariffs on the Company’s operations are minimal.

The Company’s business is exposed to risks arising from geopolitical tensions and military conflicts, including the ongoing war in Ukraine and instability in the Middle East. These events create significant global market and geographic risks, the effects of these on the Company’s operations are still uncertain.

23. Shareholders’ (deficit) equity

Ordinary shares

The Company was established under the laws of the Cayman Islands on July 5, 2022. The authorized number of ordinary shares was 300,000,000 ordinary shares with a par value of US$0.0001.

For the sake of undertaking a public offering of the Company’s ordinary shares, on February 23, 2023, the Company entered into a re-organizing transaction resulting in 12,000,000 ordinary shares outstanding that have been retroactively restated to the beginning of the first period presented.

On April 2, 2025, the Company announced the closing of its IPO of 2,250,000 ordinary shares, US$0.0001 par value per share at an offering price of US$4.50 per share for a total of US$10,125,000 in gross proceeds. The Company raised total net proceeds of GBP6,639,607 (US$8,850,000), which was reflected in the consolidated statements of cash flows, after deducting underwriting discounts and commissions and offering expenses. The ordinary shares of the Company began trading on the Nasdaq Stock Market in the United States on April 1, 2025 under the Symbol “ENGS”.

Preferred shares

The authorized number of preferred shares was 3,000,000 preferred shares with a par value of US$0.0001.

Preferred Shares exchanged for amounts due to related parties

There were amount due to Mr. Michael Lau and Mr. Kevin Cox of GBP2,273,863 exchanged to Preferred Shares during the year ended June 30, 2024. On April 25, 2024, Mr. Michael Lau exchanged the debt owed to him of GBP2,055,150 for 1,048,470 of the Company’s Preferred Shares, and Mr. Kevin Cox exchanged the debt owed to him of GBP218,713 for 110,780 Preferred Shares.

Preferred Shares exchanged for 8% Promissory Notes

In April 2024, all the Promissory Notes with carrying amount of GBP2,597,402, were exchanged for Preferred Shares issued by the Company. Promissory Notes holders agreed to exchange for an aggregate of 1,296,000 Preferred Shares at US$2.50 per share.

Sale of Preferred Shares for cash

In April 2024, the Company offered its shareholders, pro rata, the right to acquire an aggregate of 120,000 Preferred Shares for cash at approximately GBP1.978 per share, or in aggregate GBP237,342. Some shareholders declined to purchase the shares and the majority shareholder, Moonglade, purchased those shares. As a result, Moonglade acquired 106,900 Preferred Shares for GBP211,432, Talent Linkage Limited acquired 6,300 Preferred Shares for GBP12,461 and Majestic Dragon Investment Co. Limited acquired 6,800 Preferred Shares for GBP13,449. Majestic Dragon Investment Co. Limited subsequently contributed its 6,800 Preferred Shares to Bright Forever Investments Limited, a British Virgin Islands company under common ownership with it.

24. Subsequent event

On April 8, 2025, the Company signed a memorandum of understanding and intended to acquire 49% shares of a company. As of the date of this consolidated financial statement, the Company is in the process of finalizing the transaction with the transferor and it is expected that the transaction will be completed before December 31, 2025.

Saved as disclosed above, the Company evaluated all events and transactions that occurred after June 30, 2025 up through November 3, 2025, which is the date that these consolidated financial statements are available to be issued, and there were no other material subsequent events that require disclosure in these consolidated financial statements.

25. Parent company only financial information

The following presents condensed parent company only financial information of Energys Group Limited.

Condensed balance sheets

	As of June 30,
	2024	2025	2025
	GBP	GBP	US$
ASSETS
Non-current assets
Interest in a subsidiary	78	78	107

Current assets
Cash and Bank	-	4,404	6,043
Amount due from group companies	5,082,519	10,043,519	13,780,899
	5,082,519	10,047,923	13,786,942

TOTAL ASSETS	5,082,597	10,048,001	13,787,049

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other borrowings	-	277,138	380,266
Accrued interest	-	6,363	8,731
Amount due to a related party	35,093	22,540	30,928
TOTAL LIABILITIES	35,093	306,041	419,925

SHAREHOLDERS’ EQUITY
Preferred shares (US$0.0001 par value per share; 3,000,000 shares authorized; 2,575,250 shares issued and outstanding as of June 30, 2024 and 2025)	203	203	279
Ordinary shares (US$0.0001 par value per share; 300,000,000 shares authorized; 12,000,000 and 14,250,000 shares issued and outstanding as of June 30, 2024 and 2025, respectively)	987	1,161	1,593
Additional paid-in capital	5,108,404	10,890,076	14,942,475
Accumulated other comprehensive income (loss)	732	(758,966)	(1,041,391)
Accumulated deficit	(62,822)	(390,514)	(535,832)
Total shareholders’ equity	5,047,504	9,741,960	13,367,124
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY	5,082,597	10,048,001	13,787,049

Condensed statements of loss and comprehensive loss

	For the years ended June 30,
	2023	2024	2025	2025
	GBP	GBP	GBP	US$
Employee compensation and benefits	-	-	(24,549)	(33,682)
General and administrative expenses	(16,096)	(46,726)	(170,173)	(233,497)
Other income (expenses):
Other income	-	-	1	1
Interest expense	-	-	(122,408)	(167,958)
Exchange loss, net	-	-	(10,563)	(14,495)
Total other expenses, net	-	-	(132,970)	(182,452)
Loss before income taxes	(16,096)	(46,726)	(327,692)	(449,631)
Income tax expense	-	-	-	-
Net loss	(16,096)	(46,726)	(327,692)	(449,631)
Foreign currency translation	828	(96)	(759,698)	(1,042,396)
Total comprehensive loss	(15,268)	(46,822)	(1,087,390)	(1,492,027)

Condensed statements of cash flows

	For the years ended June 30,
	2023	2024	2025	2025
	GBP	GBP	GBP	US$
Cash flows from operating activities
Net loss	(16,096)	(46,726)	(327,692)	(449,631)
Interest paid	-	-	122,408	167,958
Net cash used in operating activities	(16,096)	(46,726)	(205,284)	(281,673)

Cash flows from investing activities
Cash generated from investing activities	-	-	-	-

Cash flows from financing activities
Amount due from subsidiaries	-	-	(5,560,946)	(7,630,277)
Proceed from IPO	-	-	5,621,555	7,713,440
Proceeds from other borrowings	-	-	595,377	816,928
Repayments of other borrowings	-	-	(433,745)	(595,150)
Amount due to a related party	16,096	46,726	(12,553)	(17,225)
Net cash generated from financing activities	16,096	46,726	209,688	287,716
Net increase in cash and cash equivalents	-	-	4,404	6,043
Cash and cash equivalents at the beginning of the year	-	-	-	-
Cash and cash equivalents at the end of the year	-	-	4,404	6,043

(i) Basis of Presentation

The Company was incorporated under the laws of the Cayman Islands as a limited company on July 5, 2022 and as a holding company.

In the condensed parent company only consolidated financial statements, the Company’s investment in subsidiary stated at cost of acquisition in Energys Group Holding Limited. Those condensed parent company only consolidated financial statements should be read in connection with the consolidated financial statements and notes hereto.

The condensed parent company only consolidated financial statements are presented as if the incorporation of the Company and its acquisition of subsidiaries had taken place. The condensed parent company only consolidated financial statements are presented as of the incorporation of the Company on June 30, 2022 and throughout the three years ended June 30, 2025.

(ii) Restricted net assets

Schedule I of Rule 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company only consolidated financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiaries of Energys Group Limited exceed 25% of the consolidated net assets of Energys Group Limited. The Company generates revenues from its wholly owned subsidiary in the United Kingdom. The ability of ECSL in the United Kingdom to pay dividends is not restricted. In this connection, the restricted net assets of the subsidiaries of Energys Group Limited do does not exceed 25% of the consolidated net assets of Energys Group Limited and accordingly the above condensed parent company only financial information of Energys Group Limited is presented for supplementary reference.

As of June 30, 2024 and 2025, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stock or guarantees of the Company, except for those that have been separately disclosed in the consolidated financial statements, if any.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of document
1.1	Memorandum and Articles of Association dated July 5, 2022 (incorporated by reference to Exhibit 3.1 to Form F-1 (File No.333-275956) filed with the SEC on February 6, 2024)
1.2	Amended and Restated Memorandum and Articles of Association dated July 12, 2024 (incorporated by reference to Exhibit 3.2 to Form F-1 (File No.333-275956) filed with the SEC on September 6, 2024)
2.1*	Description of Securities
4.1	Form of Directors’ Agreement (incorporated by reference to Exhibit 10.1 to Form F-1 (File No.333-275956) filed with the SEC on December 8, 2023)
4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to Form F-1 (File No.333-275956) filed with the SEC on December 8, 2023)
4.3	Form of Audit Committee Charter (incorporated by reference to Exhibit 10.3 to Form F-1 (File No.333-275956) filed with the SEC on December 8, 2023)
4.3.1*	Amended and Restated Audit Committee Charter
4.4	Form of Nomination Committee Charter (incorporated by reference to Exhibit 10.4 to Form F-1 (File No.333-275956) filed with the SEC on December 8, 2023)
4.5	Form of Compensation Committee Charter (incorporated by reference to Exhibit 10.5 to Form F-1 (File No.333-275956) filed with the SEC on December 8, 2023)
4.5.1*	Amended and Restated Compensation Committee Charter
4.6	Employment agreement between EGL(UK) and Kevin Cox dated January 1, 2014 (incorporated by reference to Exhibit 10.6 to Form F-1 (File No.333-275956) filed with the SEC on February 6, 2024)
4.7	Employment agreement between GAI and Michael Lau dated January 11, 2002 (incorporated by reference to Exhibit 10.7 to Form F-1 (File No.333-275956) filed with the SEC on February 6, 2024)
4.8	Employment agreement between ECSL and Peter Walder dated January 2, 2020 (incorporated by reference to Exhibit 10.8 to Form F-1 (File No.333-275956) filed with the SEC on December 8, 2023)
4.9	Employment agreement between ECSL and Steven Paul Adams dated July 21, 2006 (incorporated by reference to Exhibit 10.9 to Form F-1 (File No.333-275956) filed with the SEC on February 6, 2024)
4.10	Employment agreement between Energys Group Limited and Adonis Yat Fai Chu (incorporated by reference to Exhibit 10.13 to Form F-1 (File No.333-275956) filed with the SEC on February 6, 2024)
4.11	Banking Facilities Letter dated March 10, 2020 from DBS Bank (Hong Kong) Limited to New Vision Lighting (Hong Kong) Limited (incorporated by reference to Exhibit 10.14 to Form F-1 (File No.333-275956) filed with the SEC on December 8, 2023)
4.12	Loan Facility from Standard Chartered Bank (Hong Kong) Limited to Grand Alliance International Limited (incorporated by reference to Exhibit 10.15 to Form F-1 (File No.333-275956) filed with the SEC on December 8, 2023)
4.12.1	March 8, 2022 Amendment to August 31, 2020 Loan under Loan Facility from Standard Chartered Bank (Hong Kong) Limited to Grand Alliance International Limited (incorporated by reference to Exhibit 10.15.1 to Form F-1 (File No.333-275956) filed with the SEC on December 8, 2023)
4.12.2	March 8, 2022 Amendment to December 24, 2020 Loan under Loan Facility from Standard Chartered Bank (Hong Kong) Limited to Grand Alliance International Limited (incorporated by reference to Exhibit 10.15.2 to Form F-1 (File No.333-275956) filed with the SEC on December 8, 2023)
4.12.3	November 12, 2021 Loan under Loan Facility from Standard Chartered Bank (Hong Kong) Limited to Grand Alliance International Limited (incorporated by reference to Exhibit 10.15.3 to Form F-1 (File No.333-275956) filed with the SEC on December 8, 2023)
4.13	Facility Letter dated January 14, 2022 from China Citic Bank International to New Vision Lighting Limited (incorporated by reference to Exhibit 10.16 to Form F-1 (File No.333-275956) filed with the SEC on December 8, 2023)
4.14	Non-Revolving Loan Facility dated December 15, 2021 from Bank of East Asia, Limited to Energys Group Limited (Hong Kong) (incorporated by reference to Exhibit 10.17 to Form F-1 (File No.333-275956) filed with the SEC on December 8, 2023)
4.15	Facility Letter dated October 10, 2019 from Bank of Communications (Hong Kong) Limited to Energys Group Limited (incorporated by reference to Exhibit 10.18 to Form F-1 (File No.333-275956) filed with the SEC on December 8, 2023)
4.16	Facility Letter dated April 27, 2021 from Bank of Communications (Hong Kong) Limited to Grand Alliance (incorporated by reference to Exhibit 10.19 to Form F-1 (File No.333-275956) filed with the SEC on December 8, 2023)
4.17	Fixed Rate Loan Agreement dated January 15, 2021 between National Westminster Bank Plc and Energy Conservation Solutions Limited (incorporated by reference to Exhibit 10.20 to Form F-1 (File No.333-275956) filed with the SEC on December 8, 2023)
4.18	Agreement dated February 12, 2020 between Arbuthnot Commercial Lending and Energy Conservation Solutions Limited (incorporated by reference to Exhibit 10.21 to Form F-1 (File No.333-275956) filed with the SEC on December 8, 2023)
4.19	Banking Facilities Letter dated August 23, 2023 from DBS Bank (Hong Kong) Limited to New Vision Lighting Limited (incorporated by reference to Exhibit 10.22 to Form F-1 (File No.333-275956) filed with the SEC on June 3, 2024)
8.1*	List of Subsidiaries
11.1	Form of Code of Ethics (incorporated by reference to Exhibit 14.1 to Form F-1 (File No.333-275956) filed with the SEC on December 8, 2023)
11.2*	Insider Trading Policy
12.1*	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Officer Pursuant to 18 U.S.C 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Officer Pursuant to 18 U.S.C 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Compensation Recovery Policy

*Filed herewith

105

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: November 3, 2025	/s/ Kevin Cox
Kevin Cox
Executive Director and Chief Executive Officer

Date: November 3, 2025	/s/ Adonis Chu
Adonis Chu
Chief Financial Officer and Principal Financial and Accounting Officer

106